FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2006

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of registrant’s name into English)

Plaza San Nicolás 4

48005-Bilbao (Spain)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No          X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

i

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the financial information contained in our annual report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2005 (the “2004 20-F”) has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles for banks in Spain, which include the accounting requirements established by the Bank of Spain and which we refer to as Spanish GAAP. Please refer to Note 32.2 to our consolidated financial statements included in our 2004 20-F for a discussion of some respects in which Spanish GAAP differs from generally accepted accounting principles in the United States, or U.S. GAAP.

With effect from January 1, 2005, our consolidated annual and interim financial statements, including our consolidated financial statements as of and for the year ended December 31, 2005 included in this report on Form 6-K (the “Consolidated Financial Statements”), are and will be prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”), taking into account Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats. The Bank of Spain issued such Circular in order to adapt the accounting system of Spanish credit institutions to the new standards.

EU-IFRS differs in certain significant respects from Spanish GAAP. As a result, our financial information presented under EU-IFRS is not directly comparable to our financial information presented under Spanish GAAP, and readers should avoid such a comparison. For quantitative information regarding the adjustments required to reconcile our Spanish GAAP financial information to EU-IFRS, see Note 3 to the Consolidated Financial Statements.

EU-IFRS differs in certain respects from U.S. GAAP. We have not included in this report on Form 6-K a reconciliation of EU-IFRS financial information to U.S. GAAP, although, as required by U.S. Securities and Exchange Commission regulations, a reconciliation of certain EU-IFRS items to U.S. GAAP will be included in our annual report on Form 20-F for the year ended December 31, 2005 (the “2005 20-F”) when we file such annual report with the SEC.

The auditors’ report in respect of our consolidated financial statements included in this report on Form 6-K has been issued only in respect of our consolidated financial statements as of and for the year ended December 31, 2005 prepared in accordance with EU-IFRS. We have prepared consolidated financial statements under EU-IFRS as of and for the year ended December 31, 2004 and have included such financial information, for comparative purposes only, in our consolidated financial statements as of and for the year ended December 31, 2005 prepared in accordance with EU-IFRS. However, as of the date of this report on Form 6-K, our auditors have not issued an auditors’ report in respect of our consolidated financial statements as of and for the year ended December 31, 2004 prepared under EU-IFRS. As required by SEC regulations, such an auditors’ report will be included in our 2005 20-F when we file such annual report with the SEC. Please see the auditors’ report included elsewhere in this report on Form 6-K for a description of the procedures performed on our Consolidated Financial Statements.

Item 1. RISK FACTORS

Risks Relating to us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We historically have developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2005, business activity in Spain accounted for 70.3% of our loan portfolio. See “Item 3—Selected Statistical Information—Loans by Geographic Area”. Any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

A substantial percentage of our customer base is particularly sensitive to adverse developments in the economy, which renders our lending activities relatively riskier than if we lent primarily to higher-income customer segments.

Medium- and small-size companies and middle and lower-middle income individuals typically have less financial strength than large companies and high-income individuals and accordingly can be expected to be more negatively affected by adverse developments in the economy. As a result, it is generally accepted that lending to these segments of our existing and targeted customer base represents a relatively higher degree of risk than lending to other groups.

A substantial portion of our loan portfolio consists of residential mortgages and consumer loans to middle and lower-middle income customers and commercial loans to medium- and small-size companies. Consequently, during periods of slowdown in economic activity we may experience higher levels of past due amounts which could result in higher levels of allowance for loan losses. We cannot assure you that we will not suffer substantial adverse effects on our base loan portfolio to these customer segments in the event of adverse developments in the economy.

Increased exposure to real estate in Spain makes us more vulnerable to developments in this market.

The sound economic growth, the strength of the labor market and a decrease in interest rates in Spain have caused an increase in the demand for mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As residential mortgages are one of our main assets, comprising 44% and 46% of our loan portfolio at December 31, 2004 and 2005, respectively, we are currently highly exposed to developments in real estate markets. A strong increase in interest rates or unemployment in Spain might have a significant negative impact in mortgage payment delinquency rates. An increase in such delinquency rates could have an adverse effect on our business, financial condition and results of operations.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and firms have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The increase of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates than in the past. The increase in households’ and firms’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them.

A sudden shortage of funds could cause an increase in our costs of funding and an adverse effect on our operating revenues.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 29.8% and 29.1% of our total funding at December 31, 2004 and 2005, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant changes in market interest rates for these types of deposit products and resulting increased competition for such funds, be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected shortage of funds in the banking systems or money markets in which we operate, we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

We face increasing competition in our business lines.

The markets in which we operate are highly competitive. Financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. For example, the adoption of the euro as the common currency throughout the European Union (“EU”) is making it easier for European banks to compete against us in Spain. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete.

We also face competition from non-bank competitors, such as:

•	department stores (for some credit products);

•	leasing companies;

•	factoring companies;

•	mutual funds;

•	pension funds; and

•	insurance companies.

We cannot assure you that this competition will not adversely affect our business, financial condition and results of operations.

Our business is particularly vulnerable to volatility in interest rates.

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sectors in the markets in which we operate, monetary policies pursued by the European Union, national governments, domestic and international economic and political conditions and other factors.

Changes in market interest rates could affect the spread between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities and thereby negatively affect our results of operations. For example, an increase in interest rates could cause our interest expense on deposits to increase more significantly and quickly than our interest income from loans, resulting in a reduction in our net interest income.

In addition, income from treasury operations is particularly vulnerable to interest rate volatility. Since approximately 64% of our loan portfolio consists of variable interest rate loans maturing in more than one year, rising interest rates may also bring about an increase in the non-performing loan portfolio.

Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”), which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed. We have not included in this report a reconciliation of EU-IFRS financial information to U.S. GAAP, although, as required by U.S. Securities and Exchange Commission (“SEC”) regulations, a reconciliation of certain EU-IFRS items to U.S. GAAP will be included in our annual report on Form 20-F for the year ended December 31, 2005 (the “2005 20-F”) when we file such annual report with the SEC.

Risks Relating to Latin America

Political events in Mexico could adversely affect our operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and on our Mexican subsidiaries in particular.

Mexico’s president, Vicente Fox, has encountered strong opposition to a number of his proposed reforms in both the Mexican Chamber of Deputies and the Senate, where different groups have frequently joined to block his initiatives. Presidential and federal congress elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for reelection. The electoral process could lead to further friction among political parties and the executive branch, which could cause additional political and economic instability. Additionally, once the president and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economy and politics, which, in turn, could adversely affect the business, financial condition and results of operations of our Mexican subsidiaries.

The effects on the social and political situation in Mexico could adversely affect the Mexican economy, including the stability of its currency, which, in turn, could have a material adverse effect on the business, financial condition and results of operations of our Mexican subsidiaries.

The devaluation of the Argentine peso, high inflation and other adverse macroeconomic conditions in Argentina and related emergency measures adopted by the Argentine Government in 2001 and 2002 have had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

The Argentine economy experienced a severe crisis in 2001 and 2002, marked by the continued movement of capital out of Argentina, the end of convertibility of the Argentine peso, devaluation and the return of inflation. The crisis had a strong impact on the financial system and jeopardized the solvency and liquidity of banks. In 2004 and 2005, the Argentine economy stabilized and experienced significant growth, but uncertainty regarding the scope, sustainability and pace of the recovery remained. The Argentine economic and social situation has quickly deteriorated in the past and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue to experience sustained growth.

The emergency measures adopted by the Argentine government in response to the economic crisis at the end of 2001 and during 2002 that affected our results of operations included: freezing public debt payments, ending convertibility between the Argentinean peso and the dollar, imposing cash withdrawal limits on demand and savings accounts, re-scheduling of term deposit maturities and converting dollar assets and liabilities to Argentine pesos at different exchange rates.

As a result of the emergency measures described above, we have written off our entire investment in Argentina to date. However, despite our provisions and write-downs, a deterioration in the Argentine economy or further emergency measures adopted by the government in Argentina could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that the laws and regulations currently governing the Argentinean economy will not change in the future, or that any changes which may occur will not adversely affect our business, financial condition or results of our operations in the country, or the business which we transact with counterparties located in the country.

Our Latin American subsidiaries’ growth, asset quality and profitability may be affected by volatile macroeconomic conditions, including government default on public debt, in the Latin American countries where they operate.

The Latin American countries in which we operate have experienced significant economic volatility in recent decades, characterized by slow growth, declining investment and significant inflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as a changing interest rate environment, also affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services.

Negative and fluctuating economic conditions in some Latin American countries could result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several Latin American countries in which we operate.

While we seek to mitigate these risks through what we believe to be conservative risk policies, no assurance can be given that our Latin American subsidiaries’ growth, asset quality and profitability will not be affected by volatile macroeconomic conditions in the Latin American countries in which we operate.

Latin American economies can be directly and negatively affected by adverse developments in other countries.

Financial and securities markets in Latin American countries in which we operate, are to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition and operating results of our subsidiaries in Latin America.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition and results of operations.

We operate commercial banks in 10 Latin American countries, and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization of assets. Our international operations may also expose us to risks and challenges which our local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors. Our expansion in these markets requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country in which we operate or that any of the foregoing factors will not have a material adverse effect on our business, financial condition and results of operations.

Regulatory changes in Latin America that are beyond our control may have a material effect on our business, financial condition and results of operations.

A number of banking regulations designed to maintain the safety and soundness of banks and limit their exposure to risk are applicable in certain Latin American countries in which we operate. Local regulations differ in a number of material respects from equivalent regulations in Spain and the United States. Changes in regulations that are beyond our control may have a material effect on our business and operations. In addition, since some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on our business, financial condition and results of operations.

Item 2. BUSINESS OVERVIEW

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have a portfolio of investments in some of Spain’s leading companies.

Business Areas

During 2005, our organizational structure was divided into the following business areas:

•	Retail Banking in Spain and Portugal;

•	Wholesale and Investment Banking;

•	Americas; and

•	Corporate Activities.

In December 2005, our Board of Directors approved a new organizational structure for the BBVA Group, which we has been implemented since the beginning of 2006:

•	Retail Banking Spain and Portugal;

•	Wholesale Business;

•	Mexico;

•	South America;

•	United States; and

•	Corporate Activities.

For purposes of the discussion below, we present our business along the historical business lines existing in 2004 and 2005. The financial information for our business areas for 2005 and 2004 presented below have been prepared on a uniform basis, consistent with our organization structure in 2005. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in “Item 4—Operating and Financial Review and Prospects”, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.

The following table sets forth information relating to income attributed to the group for each of our business areas for the years ended December 31, 2005 and 2004.

	Year ended December 31,
	Income/(Loss) Attributed to the Group		% of Subtotal		% of Income/(Loss) Attributed to the Group
	2005	2004	2005	2004	2005	2004
	(in millions of euro)
Retail Banking in Spain and Portugal	1,613	1,426	40%	47%	42%	49%
Wholesale and Investment Banking	592	404	15%	13%	16%	14%
Banking in America	1,819	1,194	45%	40%	48%	40%
Subtotal	4,024	3,024	100%	100%	106%	103%
Corporate Activities	(218)	(102)			(6)%	(3)%
Income attributed to the Group	3,806	2,922			100%	100%

Retail Banking in Spain and Portugal

The Retail Banking in Spain and Portugal area’s main lines of activity focused on providing banking services to private individuals, retailers and small and medium-sized entities. As of December 31, 2005, this business area conducted its activities through 3,558 branch offices.

The business units included in the Retail Banking in Spain and Portugal business area are:

•	Financial Services, which include:

•	Personal Financial Services;

•	Commercial Financial Services; and

•	Special Financial Services.

•	Asset Management and Private Banking;

•	BBVA Portugal; and

•	Insurance Business in Europe.

Total net lending in this business area as of December 31, 2005, was approximately €127,959 million, an increase of 20.1% from €106,510 million as of December 31, 2004, due to growth in mortgage lending and personal loans.

The non-performing loan (“NPL”) ratio decreased to 0.62% as of December 31, 2005 from 0.82% as of December 31, 2004. The loan coverage ratio increased to 315.7% as of December 31, 2005 from 249.1% as of December 31, 2004.

Total customer funds (deposits, mutual and pension funds and other brokered products) were €126,947 million as of December 31, 2005, an increase of 10.0% from €115,391 million as of December 31, 2004, as a result of an increase in deposits collected during the year. Mutual fund assets under management were €46,232 million as of December 31, 2005, an increase of 10.1% from €41,988 million as of December 31, 2004. Pension funds assets under management were €15,405 million as of December 31, 2005, an increase of 12.2% from €13,731 million as of December 31, 2004.

Financial services

This business unit’s principal activities were focused on the development of the Financial Services Plan (our business model for this business unit), including:

•	Personal Financial Services: focused on retail customers and aimed at providing customers with more value from their relationship with us by offering a wide range of products and services at attractive prices, which are made available through different channels, along with solutions tailored to their specific needs.

•	Commercial Financial Services: focused on professionals, businesses and small- and medium-sized enterprises (“SMEs”) by providing them with customized services, a comprehensive range of products and continuous, quality financial advice.

•	Special Financial Services: focused on the following lines of business (through Finanzia Bank and our online bank, Uno-e Bank, S.A.): financing of cars, consumer items and equipment; e-banking; bill payment; and car and equipment rental.

Lending by the Financial Services unit increased 20.0% to €123,210 million as of December 31, 2005 from €102,672 million as of December 31, 2004, principally due to strong growth in mortgage loans, which increased 22.9% from 2004.

Customer funds under management by the Financial Services increased 10.6% to €54,957 million as of December 31, 2005 from €49,671 million as of December 31, 2004, principally due to an increase in time deposits. Mutual and pension fund assets managed by the Financial Services unit increased by 9.2% and 14.9%, respectively, as of December 31, 2005 as compared to December 31, 2004.

In 2005, we launched the “Cuentas Claras” campaign, featuring a reduction in the price of various types of services, including financial services, legal assistance and household services. In 2005, we also introduced a rapid cash delivery service, “Dinero Express”, geared towards foreign residents in Spain, along with the “Crédito Fácil” service. In 2005, this “Dinero Express” service conducted approximately 200,000 remittances, totaling approximately €80 million.

In 2005, our Internet banking service, BBVAnet, recorded a 54.8% increase in the number of transactions (totaling approximately €134 million). In addition, we introduced a special platform to improve the security of our Internet services.

Asset Management and Private Banking

This business unit is responsible for the design and management of products to be distributed through the Retail Banking in Spain and Portugal business area’s different networks, as well as for the direct management of our private banking services (through the Personal Banking sub-unit and BBVA Patrimonios). As of December 31, 2005, BBVA’s private banking business managed assets totaling approximately €73.1 billion, an increase of 12.3% from December 31, 2004.

BBVA Portugal

As of December 31, 2005, BBVA Portugal’s customer loans amounted to €3,695 million, an increase of 17.3% from 2004. In 2005, mortgage lending was the most dynamic sector, with a 40.2% increase over 2004.

As of December 31, 2005, customer funds managed by BBVA Portugal totaled €3,375 million, representing a 21.9% increase over 2004, principally due to the increase in mutual and pension fund assets under management by BBVA Portugal.

European Insurance

Our European insurance activities are conducted through various insurance companies that provide direct insurance, reinsurance and insurance brokering services in Spain and Portugal, market products for different types of customers (private individuals, SMEs, retailers, professional service firms and providers and self-employed individuals) through this unit’s branch offices.

Wholesale and Investment Banking

The Wholesale and Investment Banking business area focuses on large corporations, governmental and non-governmental organizations, finance companies and institutional investor clients.

The business units included in this business area are:

•	Wholesale Banking, including:

•	Global Corporate Banking; and

•	Institutional banking

•	Global Markets and Distribution;

•	Business and Real Estate Projects; and

•	Global Transactional Services.

As of December 31, 2005, lending by the Wholesale and Investment Banking business area totaled €46,896 million, an increase of 14.0% from €41,124 million as of December 31, 2004. Non-performing loans of this business area decreased 27.6% to an NPL ratio of 0.18% as of December 31, 2005, compared to 0.30% as of December 31, 2004, principally due to an improvement in risk quality. Deposits and mutual funds increased 13.4% and 7.1%, respectively, as of December 31, 2005 from December 31, 2004.

Global Corporate Banking

The Global Corporate Banking business unit provides services to large Spanish and foreign corporations. The Global Corporate Banking is present in 15 countries on four continents with its customer and product units: Global and Investment Banking, catering to over 250 large corporate clients in 2005 and grouping together syndicated loan, fixed-income origination, project finance and corporate finance product units; Corporate Banking Iberica, with branches in Madrid, Bilbao, Barcelona, Palma de Mallorca, Lisbon and Porto; Corporate Banking Europe, catering to the European markets from its offices in Milan, Paris, London and Frankfurt; Corporate Banking Asia, with branches in Hong Kong and Tokyo and representation offices in Beijing and Shanghai; and Corporate Banking in the Americas, which, from its New York branch, manages the wholesale banking business in the United States and that of the BBVA Group’s banks in Latin America.

Institutional Banking

The Institutional Banking business unit provides services to public and private sector institutions in Spain, Portugal and Belgium. The BBVA Group operates in these markets under the BBVA brand name and through Banco de Crédito Local (BCL), an institution specializing in the long-term financing of regional public administrations through capital markets transactions.

Global Markets and Distribution

The Global Markets and Distribution business unit has trading floors located in Europe and New York and is responsible for the distribution of fixed-income and equity securities and our custodial services business.

Business and Real Estate Projects

As of December 31, 2005, the Business and Real Estate Projects business unit managed a portfolio of investments in 89 companies, highly diversified across different sectors (industrial, services, utilities and real estate), with an aggregate book value as of December 31, 2005 of €1,188 million and unrealized capital gains as of December 31, 2005 of €1,027 million, an increase of €168 million in unrealized capital gains compared to December 31, 2004. As of December 31, 2005, this business unit’s main investments were in Cementos Lemona, Corporación IBV, Duch, Grupo Anida, Iberia, Técnicas Reunidas and Tubos Reunidos.

Global Transaction Services

The Global Transactional Services business unit supports the other business areas and units of the BBVA Group by providing specialized corporate and institutional business transactional services for corporate and institutional customers, including services such as on-line banking, payment intermediation, factoring and confirming and trade finance.

The Americas

The Americas business area conducts all the activities of the BBVA Group’s banks in North and South America, as well as the BBVA Group’s International Private Banking Services in the region. As of December 31, 2005, this business area conducted its activities through 3,658 branch offices and had an aggregate of 61,604 employees.

The business units included in this business area are:

•	Banks in the Americas, including banks in Mexico and other countries (including Argentina, Chile, Colombia, the United States, Panama, Paraguay, Peru, Uruguay and Venezuela);

•	Pension Funds and Insurance; and

•	International Private Banking.

Unless otherwise specified, information included below relating to macroeconomic data in the Latin American countries in which we operate, such as GDP or inflation, has been derived from our internal statistical studies based on information published by local governmental or regulatory authorities.

Economic conditions in the region were favorable in 2005, with an economic upturn in the largest countries in Latin America, reflected in an average growth in GDP of approximately 4%. This positive economic climate is a result of a check on inflation — which decreased to record lows in some countries — and interest rates similar to 2004, though with some relatively important fluctuations over the year, especially in Mexico.

Unlike recent years, local currencies in the Americas appreciated against the euro in 2005, with a resulting positive impact on our consolidated financial statements as of and for the year ended December 31, 2005. See “Item 4 — Operating and Financial Review and Prospects — Factors Affecting the Comparability of our Results of Operations and Financial Condition”. Nonetheless, in most cases, variations in average exchange rates were more moderate than in 2004, and, as a result, the overall effect on our results of operations for the year ended December 31, 2005 was not significant.

The following is a brief description of our operations and the economic and political factors that most significantly affect such operations, on a country-by-country basis, in the Americas business area. The operating results described below refer to each individual unit’s contribution to the Americas business area’s operating results, unless otherwise stated.

Banks in the Americas

Mexico

Mexican GDP increased approximately 3% in 2005, mainly due to favorable trends in domestic demand and moderate price increases. Inflation stood at just over 3%, substantially in line with the Bank of Mexico’s long-term goals. The Mexican peso remained strong against the dollar throughout 2005, which limited Mexican exports to the United States.

BBVA Bancomer’s income attributed to the Group for 2005 increased 63.1% to €1,191 million from €730 million in 2004, resulting in a Return on Equity (defined as income attributed to the group divided by average shareholders’ equity) of 39.4% compared to 30.8% in 2004. BBVA Bancomer’s income attributed to the Group in 2005 included €77 million from Hipotecaria Nacional, S.A. de C.V., which we acquired in January 2005.

As of December 31, 2005, lending by BBVA Bancomer totaled €20,378 million, an increase of 80.5% from €11,292 million as of December 31, 2004, while customer funds (deposits, securities sold under agreements to repurchase and mutual funds) increased 32.1% to €43,024 million as of December 31, 2005 from €32,576 million as of December 31, 2004.

Argentina

In 2005, the Argentinean economy benefited from the government’s successful debt exchange, with a GDP growth rate of 9%. This resulted in some pressure on prices, and at year-end 2005 inflation stood at 12.3% for the year.

Banco Francés’s income attributed to the Group for 2005 increased to €90 million from €14 million in 2004.

Chile

The year 2005 was marked by successive increases in interest rates by the Chilean Central Bank (increasing 2.25 percentage points to 4.5% as of December 31, 2005). Chilean GDP increased 6% in 2005, while inflation was 3.7% for the year.

BBVA Chile’s income attributed to the Group for 2005 increased 13.3% to €27 million from €24 million in 2004.

Colombia

Colombia’s GDP increased approximately 5% in 2005, coupled with a low inflation rate, interest rates at record lows, high levels of disposable cash, upwards trends in Colombia’s capital markets and a gradual decline in unemployment.

In December 2005, BBVA Colombia acquired Banco Granahorrar for €364 million pursuant to an auction process. BBVA Colombia’s income attributed to the Group for 2005 increased 181.3% to €47 million from €17 million in 2004.

Panama

Panama’s GDP increased 6% in 2005. BBVA Panama’s income attributed to the Group for 2005 increased 6.8% to €19 million from €18 million in 2004.

Paraguay

Paraguay’s GDP increased 2.7% in 2005, supported by growth in the agricultural industry. BBVA Paraguay’s income attributed to the Group for 2005 increased 21.5% to €10 million from €9 million in 2004.

Peru

Peru’s GDP increased 6% in 2005. BBVA Banco Continental’s income attributed to the Group for 2005 increased 114.4% to €47 million from €22 million in 2004.

United States of America

BBVA’s U.S. business unit, which was created in 2005, includes BBVA Puerto Rico, Laredo National Bancshares, BBVA Bancomer USA (former Valley Bank) and Bancomer Transfer Services (BTS). BBVA’s U.S. business unit’s income attributed to the Group was €26 million in 2005.

Uruguay

Uruguay’s GDP increased 6% in 2005. BBVA Uruguay’s loss attributed to the Group for 2005 decreased 33.0% to €2 million from €3 million in 2004.

Venezuela

Venezuela’s GDP increased 9.4% in 2005. BBVA Banco Provincial’s income attributed to the Group for 2005 decreased 34.5% to €55 million from €84 million in 2004.

Pension Funds and Insurance in the Americas

The BBVA Group’s pension fund and insurance companies in the Americas’ income attributed to the Group for 2005 increased 29.6% to €260 million.

As of December 31, 2005, the BBVA Group’s pension fund and insurance companies in the Americas managed €38,541 million in pension fund assets, an increase of 14.7% over 2004.

The BBVA Group’s insurance companies in the Americas’ income attributed to the Group for 2005 increased 31.8% to €115 million.

International Private Banking

The International Private Banking business unit provides investment advice and manages the assets of high-income international customers. In 2005, this business unit completed the process of concentrating its operations in three centers: Andorra; Switzerland; and Miami (Florida, United States).

Customer funds managed by this business unit increased 3.4% to €14,921 million as of December 31, 2005. The International Private Banking business unit’s income attributed to the Group for 2005 increased 4.8% to €73 million.

Corporate Activities

The Corporate Activities business area includes BBVA’s portfolio of strategic and financial investments and the activities of the Assets and Liabilities Management Committee.

The business units included in this business area are:

•	Holdings in Industrial and Financial Companies; and

•	the Assets and Liabilities Management Committee.

Holdings in Industrial and Financial Companies

The Holdings in Industrial and Financial Companies business unit manages the Group’s holdings in listed industrial companies, principally Telefónica, S.A., Iberdrola, S.A. and Repsol YPF, S.A., as well as its financial holdings, which are currently limited to Banco Bradesco S/A. All of these shareholdings are recorded on our consolidated balance sheet prepared in accordance with EU-IFRS as “available-for-sale”. As of December 31, 2005, the portfolio of shareholdings of this business unit had a market value (including equity swaps) of €8,811 million. In 2005, the BBVA Group’s holdings in industrial and financial companies generated €183 million in dividends (an increase of 12.4% over 2004) and net trading income of €298 million, a 22.3% increase over 2004.

Assets and Liabilities Management Committee

The Assets and Liabilities Management Committee (“ALCO”) manages the BBVA Group’s overall financing needs and interest and exchange rate risks. ALCO also manages the BBVA Group’s investments and capital resources in an effort to improve the return on capital for our shareholders.

As of December 31, 2005, ALCO’s portfolio of fixed-income assets, which is held in an effort to reduce the negative effect on BBVA’s net interest income of a fall in interest rates, amounted to €31,249 million. ALCO’s income attributed to the Group for 2005 increased to €63 million.

Item 3. SELECTED STATISTICAL INFORMATION

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet—Assets and Interest from Earning Assets
	2005			2004
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(in millions of euro, except percentages)
Assets
Cash and Balances with central banks	10,494	458	4.37%	9,089	275	3.03%
Debt securities, equity instruments and derivatives	116,373	4,328	3.72%	100,174	3,604	3.60%
Loans and receivables	213,520	11,170	5.23%	181,899	8,626	4.74%
In euro (2)	161,011	5,974	3.71%	139,220	5,297	3.80%
Loans and advances to credit institutions	10,653	276	2.59%	10,144	192	1.89%
Loans and advances to customers	150,358	5698	3.79%	129,076	5,105	3.96%
In other currencies (3)	52,509	5,196	9.89%	42,679	3,329	7.80%
Loans and advances to credit institutions	9,947	491	3.79%	13,000	570	4.38%
Loans and advances to customers	42,562	4,705	11.06%	29,679	2759	9.30%
Other financial income	—	186	—	—	103	—
Non-earning assets	23,668	—	—	30,664	—	—

Total average assets	364,055	16,142	4.43%	321,826	12,608	3.92%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet—Liabilities and Interest from Interest-bearing Liabilities
	2005			2004
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(in millions of euro, except percentages)
Liabilities
Deposits from central banks and credit institutions	64,804	2,176	3.36%	67,187	1,814	2.70%
In euro	36,453	797	2.19%	41,327	824	1.99%
In other currencies	28,352	1,379	4.86%	25,860	989	3.83%
Customer deposits	159,103	4,433	2.79%	147,695	2,838	1.92%
In euro(2)	87,418	1,078	1.23%	87,207	1,089	1.25%

	Average Balance Sheet—Liabilities and Interest from Interest-bearing Liabilities
	2005			2004
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(in millions of euro, except percentages)
In other currencies(3)	71,685	3,355	4.68%	60,488	1,750	2.89%
Debt certificates and subordinated liabilities	68,924	1,886	2.74%	51,518	1,466	2.85%
In euro	64,188	1,573	2.45%	47,455	1,254	2.64%
In other currencies	4,736	313	6.61%	4,063	211	5.20%
Other financial costs	0	439	—	—	331	—
Non-interest-bearing liabilities	55,544	—	—	42,688	—	—
Shareholder’s equity	15,680	—	—	12,739	—	—

Total average liabilities	364,055	8,934	2.45%	321,827	6,448	2.00%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2005 compared to 2004. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2005/2004
	Increase (Decrease) Due to changes in
	Volume(1)	Rate(1)(2)	Net Change
	(in millions of euro)
Interest income
Cash and balances with central banks	42	141	183
Debt securities, equity instruments and derivatives	583	141	724
Loans and advances to credit institutions	(84)	90	6
In euro (2)	10	75	85
In other currencies	(134)	55	(79)
Loans and advances to customers	1,692	847	2,539
In euro (2)	842	(249)	593
In other currencies	1,198	749	1,946
Other financial income	—	82	82

Total income	1,654	1,880	3,534

Interest expense
Deposits from central banks and credit institutions	(64)	427	362
In euro	(97)	70	(28)
In other currencies	95	294	390
Customer deposits	219	1,375	1,595
In euro(2)	3	(14)	(11)
In other currencies	324	1,282	1,606
Debt certificates and subordinated liabilities	495	(75)	421
In euro	442	(123)	319
In other currencies	35	67	102

	2005/2004
	Increase (Decrease) Due to changes in
	Volume(1)	Rate(1)(2)	Net Change
	(in millions of euro)
Other financial costs	—	109	109

Total expense	846	1,640	2,486

Net interest income	808	240	1,048

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Year ended December 31,
	2005	2004
	(in millions of euro, except percentages)
Average interest earning assets	340,387	291,163
Gross yield(1)	4.74%	4.33%
Net yield(2)	4.43%	3.92%
Net interest margin(3)	2.12%	2.12%
Average effective rate paid on all interest-bearing liabilities	2.45%	2.00%
Spread(4)	2.29%	2.33%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Loan Portfolio

As of December 31, 2005, our total loans and leases amounted to €222.0 billion, or 56.6% of total assets. During 2005, our loans in Spain increased by 18.0% compared to 2004. Our foreign loans increased by 60.4%, compared to 2004, as a result of the growth in lending in the Latin American countries where we operate. In local currency terms, the most significant growth in loans were of 18.2% in Chile, 34.3% in Peru, 21.0% in Colombia, 62.7% in Venezuela and 36.4% in Mexico. Net of our loan loss reserve, loans and leases amounted to €216.9 billion as of December 31, 2005.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases for each of the years indicated.

	At December 31,
	2005	2004
	(in millions of euro)
Domestic	156,127	137,687
Foreign:

	At December 31,
	2005	2004
	(in millions of euro)
Western Europe	14,662	6,645
Central and South America	43,490	27,099
United States	6,196	3,044
Other	1,519	1,118

Total foreign	65,867	37,906

Total lending	221,994	175,593
Valuation adjustments	(5,144)	(3,510)

Total net lending	216,850	172,083

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	At December 31,
	2005	2004
	(in millions of euro)
Domestic:
Government	16,089	16,039
Agriculture	1,550	1,272
Industrial	14,774	13,216
Real estate and construction	24,937	19,952
Commercial and financial	11,736	13,998
Loans to individuals	67,964	54,725
Lease financing	5,910	5,014
Other	13,167	13,471

Total domestic	156,127	137,687

Foreign:
Government	6,036	2,686
Agriculture	955	529
Industrial	3,155	9,360
Real estate and construction	11,624	4,457
Commercial and financial	24,459	8,083
Loans to individuals	14,619	9,262
Lease financing	816	352
Other	4,203	3,177

Total foreign	65,867	37,906

Total loans and leases	221,994	175,593
Valuation adjustments	(5,144)	(3,510)

Total net lending	216,850	172,083

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2004 and 2005.
	At December 31,
	2005	2004
	(in millions of euro)
In euro	164,309	140,398
In other currencies	52,541	31,685

Total	216,850	172,083

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2005.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(in millions of euro)
Fixed rate	34,147	21,492	55,639
Variable rate	74,242	23,903	98,145

Total	108,389	45,395	153,784

Loan Loss Reserve

Our loan loss reserve is intended to cover losses in connection with substandard loans (including risks and other losses relating to certain performing loans and operations). The loan loss reserve is based on our estimates which we make in accordance with EU-IFRS and taking into account requirements established by Circular 4/2004 of the Bank of Spain. Our actual losses relating to loans we have issued may vary from our estimates, which are reviewed on a periodic basis. As changes become necessary, we adjust the level of the loan loss reserve, and appropriate provisions are taken in the period in which the necessity to make such adjustment becomes known. We do not expect to use all specific reserves to cover losses on loans with respect to which such reserves have been established. For both Spanish and foreign borrowers, we estimate the loan loss reserve based on an individual analysis of the quality of the exposure to principal borrowers and debtors and on a statistical basis for remaining lending risks.

All of the principal amount of any loan as to which any payment of principal or interest is 90 days past due must be classified as substandard to the extent described herein (“non-performing loans”) and, so long as such loans are reflected on the balance sheet, they must be specifically reserved as set forth Note 2.2.c.4) to the Consolidated Financial Statements. In addition, all loans which are not non-performing must be collectively reserved at specified levels depending on the type of risk involved to cover risks which are not specifically identified but which may arise in the future. See Note 2.2.c.4) to the Consolidated Financial Statements.

Allowance for Credit Losses

Pursuant to Bank of Spain regulations, once any portion of a loan is classified as non-performing, a specific loan loss allowance is required to be established, with scheduled increases to the allowance based on the time elapsed since the first event of nonpayment or collection is considered to be doubtful. Based on management’s assessment, banks may elect to record allowances in excess of this minimum requirement. The allowance for credit losses represents management’s estimate of probable losses based upon the following factors:

•	Economic conditions, including duration of the current cycle;

•	Past experience, including recent loss experience;

•	Credit rating assigned to each credit and credit quality trends;

•	Specific credits and industry conditions;

•	Collateral values; or

•	Geopolitical issues and their impact on the economy.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	At December 31,
	2005	2004
	(in millions of euro, except percentages)
Loan loss reserve at beginning of period	4,622	5,046

Loans charged off	(667)	(713)
Recoveries of loans previously charged off	598	595

Net loans charged off	(69)	(118)
Provision for possible loan losses	1,419	1,719
Acquisition and disposition of subsidiaries	144	—
Effect of foreign currency translation	370	(146)
Other	297	(708)

Loan loss reserve at end of period:	5,587	4,622
Domestic	3,079	2,374
Foreign	2,057	2,248
Total loan loss reserve at end of period	5,587	4,622
Reserve as a percentage of total loans and leases at end of period	2.52%	2.63%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.30%	0.41%

Our loan loss reserves as a percentage of total loans and leases declined from 2.63% as of December 31, 2004, to 2.52% as of December 31, 2005, principally due to the increase on the volume of loans granted in 2005.

Substandard Loans

The following table provides information, by domicile of customer, regarding our substandard loans for periods indicated.

	At December 31,
	2005	2004
	(in millions of euro, except percentages)
Substandard loans:
Non-performing loans	2,346	2,202
Domestic	849	954
Public sector	33	33
Other resident sectors	721	832
Non-resident sector	96	89
Country risk	5	7

	At December 31,
	2005	2004
	(in millions of euro, except percentages)
Other	90	82
Foreign	1,497	1,248
Public sector	89	74
Other resident sectors	73	48
Non-resident sector	1,335	1,126
Country risk	1	3
Other	1,334	1,123

Total substandard loans	2,346	2,202

Total loan loss reserve	5,587	4,622

Substandard loans net of reserves	(3,241)	(2,420)
Non-performing loans as a percentage of total loans and receivables	1.06%	1.25%
Non-performing loans (net of reserves) as a percentage of total loans	(1.46)%	(1.38)%
Loan loss reserve as a percentage of substandard loans	238.15%	209.90%

Our total substandard loans amounted to €2,346 million as of December 31, 2005, compared to €2,202 million as of December 31, 2004, principally due to the consolidation of the companies acquired during 2005, and the effect of the appreciation of Latin American currencies with respect to the euro. As a result of the increase in loan loss reserves described above under “—Loan Loss Reserve” and the small increase in total substandard loans described above, our non-performing loans, as a percentage of total loans, decreased from 1.25% to 1.06% and our loan loss reserves, as a percentage of substandard loans, increased from 209.90% to 238.15%, in each case as of December 31, 2004 and December 31, 2005, respectively.

We experience higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.

As of December 31, 2005, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1.40% of our total assets in 2005. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our Latin American subsidiaries.

	At December 31,
	2005		2004
	Amount	% of Total Assets	Amount	% of Total Assets
	(in millions of euro, except percentages)
OECD
United Kingdom	5,497	1.40	2,326	0.71%
Mexico	5,961	1.52	5,892	1.79%
Other OECD	5,239	1.34	4,313	1.91%

Total OECD	16,697	4.26	12,531	3.80%

Central and South America	3,747	0.95	3,005	0.91%
Other	1,785	0.45	1,208	0.37%

Total	22,229	5.67	16,744	5.08%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1.95% of our total assets in 2005.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(in millions of euro)
2005
Mexico	2,650	739	2,572	5,961
United Kingdom	—	3,701	1,796	5,497
Total	2,650	4,440	4,368	11,458
2004
Mexico	2,494	892	2,507	5,892
United Kingdom	—	1,360	966	2,326
Total	2,494	2,252	3,473	8,218

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country.

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are quoted in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our Consolidated Balance Sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	At December 31, 2005
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euro)
Domestic	62,471,990	19,652,319	8,487,493	122,778,471
Foreign:
Western Europe	43,018,989	—	15,615,360	26,466,005
Latin America	11,871,560	1,512,672	7,751,218	21,137,128
United States	58,172,985	2,368	5,388,919	63,564,272
Other	5,903,602	—	7,725,480	13,629,082

Total foreign	118,967,139	1,515,040	30,729,272	124,796,487

Total	181,439,129	21,167,359	44,968,470	247,574,958

	At December 31, 2004
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euro)
Domestic	77,221,614	17,907,860	13,012,661	108,142,135
Foreign:
Western Europe	11,937,071	—	16,882,647	28,819,718
Latin America	46,054,545	2,228,168	7,135,061	55,417,774
United States	7,852,097	—	775,779	8,627,876
Other	5,175,346	—	5,853,690	11,029,036

Total foreign	71,019,059	2,228,168	30,647,177	103,894,404

Total	148,240,673	20,136,028	43,659,838	212,036,539

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 26 to the Consolidated Financial Statements.

As of December 31, 2005, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €80,645 considering the noon buying rate as of December 31, 2005) or greater was as follows:

	At December 31, 2005
	Domestic	Foreign	Total
	(in millions of euro)
3 months or Under	7,038	36,779	43,817
Over 3 to 6 months	1,221	4,507	5,728

	At December 31, 2005
	Domestic	Foreign	Total
	(in millions of euro)
Over 6 to 12 months	592	2,458	3,050
Over 12 months	4,271	291	4,562

Total	13,122	44,035	57,157

Time deposits from Spanish and foreign financial institutions amounted to €28.8 billion as of December 31, 2005, substantially all of which were in excess of $100,000 (approximately €80,645 as of December 31, 2005).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of deposits as of December 31, 2005 and 2004, see Note 26 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity at December 31, 2004 and 2005.

	At December 31,
	2005		2004
	Amount	Average Rate	Amount	Average Rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase:
At December 31	48,254	3.54%	38,529	3.36%
Average during year	38,467	3.52%	43,488	3.44%
Maximum quarter-end balance	48,254	—	49,642	—
Bonds, debentures outstanding and subordinated debt:
At December 31	14,273	3.54%	7,082	2.81%
Average during year	10,324	3.61%	7,628	2.39%
Maximum quarter-end balance	14,273	—	9,568	—
Bank promissory notes:
At December 31	7,569	2.58%	6,255	2.20%
Average during year	6,894	2.34%	5,675	2.08%
Maximum quarter-end balance	7,569	—	6,255	—
Total short-term borrowings at December 31	70,096	3.44%	51,886	3.14%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the year ended December 31,
	2005	2004
ROE (income attributed to the group/average equity)	37.0	33.2
ROA (income before minority interests/average total assets)	1.12	0.97
RORWA (income before minority interests/risk weighted assets)	1.91	1.62
Dividend pay-out ratio	47.3	53.4
Equity to assets ratio	3.32	3.32

Item 4. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Business

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have a portfolio of investments in some of Spain’s leading companies. During 2005, our organizational structure was divided into the following business areas:

•	Retail Banking Spain and Portugal;

•	Wholesale and Investment Banking;

•	Americas; and

•	Corporate Activities.

Economic Environment

2005 witnessed the continued expansion of the world economy which, with growth of over 4% in terms of global GDP (according to our internal estimates), notably withstood the pressure exerted by rising oil prices. As economic growth gathered momentum and inflation risk rose, the U.S. Federal Reserve gradually increased its official interest rates from 1% in June 2004 to 4.25% at year-end 2005, in spite of which long-term interest rates remained very low (on average, in 2005, the 10 year rate was the same as in 2004), resulting in a flattening of the rate curve.

On December 1, 2005, the European Central Bank signaled an imminent rise in interest rates when it set its official rate at 2.25%, following two-and-a-half years in which it had stood at 2.00%. Although this triggered an upswing in Euribor in the fourth quarter of 2005, in 2005, 10-year interest rates were lower, on average, than in 2004. In 2005, the European economy grew at a slower rate than in 2004. However, according to the Spanish National Institute of Statistics (Instituto Nacional de Estadística) the Spanish economy reported 3.4% growth, up from 3.1% in 2004, fuelled by burgeoning domestic consumer demand and household and corporate investment; this growth figure also reflects the adverse contribution of the foreign sector and rising inflation.

Latin America, one of the regions benefiting from the international economic climate, achieved growth in 2005 of more than 4% in terms of GDP (according to our internal estimates). In what proved to be the third consecutive year of significant expansion, the economic performance of this region was characterized by the fact that most of the Latin American countries experienced economic growth in 2005. The increase in raw materials prices, the appreciation of the nominal exchange rate of the local currencies and the reduction in risk premiums all had a favorable impact on the region. Interest rates in Mexico, which peaked in May 2005, began to fall back at the end of August of that year; this, combined with the appreciation of the Mexican peso against the U.S. dollar, helped to keep inflation at an all-time low.

Presentation of Financial Information

The auditors’ report included elsewhere in this Form 6-K has been issued only in respect of our consolidated financial statements as of and for the year ended December 31, 2005 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”). We have prepared consolidated financial statements under EU-IFRS as of and for the year ended December 31, 2004 and have included such financial information, for comparative purposes only, in our consolidated financial statements as of and for the year ended December 31, 2005 prepared in accordance with EU- IFRS. However, as of the date hereof, our auditors have not issued an auditors’ report in respect of our consolidated financial statements as of and for the year ended December 31, 2004 prepared under EU-IFRS. As required by SEC regulations, such an auditors’ report will be included in our 2005 20-F when we file such annual report with the SEC. Please see the auditors’ report included elsewhere in this Form 6-K for a description of the procedures performed on our Consolidated Financial Statements.

Further, we have not included in this Form 6-K a reconciliation of EU-IFRS financial information to U.S. GAAP, although, as required by SEC regulations, a reconciliation of certain EU-IFRS items to U.S. GAAP will be included in our 2005 20-F when we file such annual report with the SEC.

Critical Accounting Policies

The BBVA Group’s consolidated financial statements as of and for the year ended December 31, 2005, which include comparative financial information as of and for the year ended December 31, 2004, were prepared by the Bank’s directors in accordance with EU-IFRS, taking into account Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements. The presentation format used and EU-IFRS standards applied vary in certain respects from the presentation format and accounting rules required to be applied under generally accepted accounting principles in the United States (“U.S. GAAP”) and other rules that are applicable to U.S. banks.

Note 2 to the Consolidated Financial Statements contains a summary of our accounting policies and measurement bases used in preparing our Consolidated Financial Statements. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below. We have identified the following accounting policies as critical to the understanding of our results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if conditions or underlying circumstances were to change:

•	the impairment losses on certain assets;

•	the assumptions used in the actuarial calculation of post-employment benefit liabilities and commitments (see Note 2.2.f to the Consolidated Financial Statements);

•	the useful life of tangible and intangible assets;

•	the measurement of goodwill arising on consolidation (see Note 21 to the Consolidated Financial Statements); and

•	the fair value of certain non-listed assets.

We believe these estimates were made on the basis of the best information available to us at December 31, 2005 with respect to the events analyzed. Nevertheless, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in future years.

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, Argentine pesos, Chilean pesos and Colombian pesos, Venezuelan bolivars, Peruvian nuevos soles and U.S. dollars. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our Latin American subsidiaries are included in our Consolidated Financial Statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior year. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our Latin American subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our Latin American subsidiaries, when their results of operations of are included in our Consolidated Financial Statements.

The assets and liabilities of our subsidiaries which keep their accounts in currencies other than the euro have been translated to euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been translated at the average exchange rates for the period. The following table sets forth the exchange rates of Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 at December 31, 2005 and 2004, respectively, according to the European Central Bank.

	As at December 31,		Change
	2005	2004	2005/2004
Mexican peso	12.6357	15.1823	16.8%
Venezuelan bolivar	2,531.65	2,610.97	3.0%
Colombian peso	2,695.42	3,205.13	15.9%
Chilean peso	606.80	759.30	20.1%
Peruvian new sol	4.0434	4.4745	9.6%
Argentinean peso	3.5907	4.0488	11.3%
U.S. dollar	1.1797	1.3621	13.4%

As shown in the table above, in 2005, the main Latin American currencies and the U.S. dollar appreciated against the euro, which had a positive impact on our results of operations for 2005 compared to 2004 and therefore affects the comparability of our historical results of operations for these two years.

BBVA Group Results of Operations

The changes in the Group’s consolidated income statements for 2005 and 2004 were as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euro)		(in percentages)
Consolidated Statement of Income
Interest and similar income	15,848	12,352	28.3
Interest expense and similar charges	(8,932)	(6,447)	38.5
Income from equity instruments	292	255	14.6

Net interest income	7,208	6,160	17.0
Share of profit or loss of entities accounted for using the equity method	122	97	25.2
Fee and commission income	4,669	4,057	15.1
Fee and commission expenses	(729)	(644)	13.2
Insurance activity income	487	391	24.7
Gains/(losses) on financial assets and liabilities (net)	980	762	28.7
Exchange differences (net)	287	298	(3.7)

Gross income	13,024	11,121	17.1
Sales and income from the provision of non-financial services	576	468	23.1
Cost of sales	(451)	(342)	31.9
Other operating income	134	22	n.m. (1)
Personnel expenses	(3,602)	(3,247)	10.9
Other administrative expenses	(2,160)	(1,851)	16.7
Depreciation and amortization	(449)	(448)	n.m. (1)
Other operating expenses	(249)	(132)	88.7

Net operating income	6,823	5,591	22.0
Impairment losses (net)	(854)	(958)	(10.8)
of which:
Loan loss provisions	(813)	(784)	3.7
Provision expense (net)	(454)	(850)	(46.6)

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euro)		(in percentages)
Finance income from non-financial activities	2	9	(71.8)
Finance expenses from non-financial activities	(2)	(5)	(61.2)
Other gains	285	622	(54.2)
Other losses	(208)	(271)	(23.2)

Income before tax	5,592	4,138	35.2
Income tax	(1,521)	(1,029)	47.9

Income from ordinary activities	4,071	3,109	31.0
Profit or loss from discontinued operations (net)	—	—	—

Consolidated income for the period	4,071	3,109	31.0
Income attributed to minority interests	(265)	(186)	42.3

Income attributed to the group	3,806	2,923	30.2

(1)	Not meaningful.

Net Interest Income

The following table summarizes the principal components of net interest income for 2005 compared to 2004.

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Interest and similar income	15,848	12,352	28.3
Interest expense and similar charges	(8,932)	(6,447)	38.5
Income from equity instruments	292	255	14.6

Net interest income	7,208	6,160	17.0

Net interest income for 2005 amounted to €7,208 million, a 17.0% increase from €6,160 million in 2004. Net interest income (excluding income from equity instruments) amounted to €6,916 million, a 17.1% increase from €5,905 million in 2004, principally due to an increase in the BBVA Group’s overall business volume, which was driven mainly by increases in loans and advances to customers, primarily individuals in Spain and in the commercial and financial and real estate and construction sectors outside of Spain. Low interest rates in Spain during 2005 reduced the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in our core Spanish market. This low yield spread was offset by the significant increase in business volume in Spain during 2005 and an increase in both interest rates and business volume in Latin America, most significantly in Mexico, which resulted in a higher yield spread, and an increase in net interest income generated by the Americas business area, most significantly in Mexico.

Share of Profit or Loss of Entities Accounted for Using the Equity Method

Our share of profit from entities accounted for using the equity method was €122 million in 2005 compared to €97 million in 2004. Our share of profit from entities accounted for using the equity method in 2005 related mainly to our interests in Banca Nazionale del Lavoro S.p.A. and Corporación IBV.

Net Fee and Commission Income

Fee and Commission Income

The breakdown of fee and commission income in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Commitment fees	50	41	22.6
Contingent liabilities	177	160	10.8
Documentary credits	31	27	16.9
Bank and other guarantees	145	133	9.6
Arising from exchange of foreign currencies and banknotes	18	17	7.0
Collection and payment services	2,019	1,732	16.5
Securities services	1,948	1,739	12.0
Counseling on and management of one-off transactions	16	15	10.2
Financial and similar counseling services	11	6	66.5
Factoring transactions	19	17	10.4
Non-banking financial products sales	40	46	(12.9)
Other fees and commissions	372	284	30.9

Fee and commission income	4,669	4,057	15.1

Fee and commission income for 2005 amounted to €4,669 million, a 15.1% increase from €4,057 million in 2004, mainly due to:

•	a 16.5% increase in collection and payment services to €2,019 million in 2005 from €1,739 million in 2004, primarily due to an increase in fees and commissions relating to retail banking services in Latin America, most significantly in Mexico; and

•	a 12.0% increase in securities services to €1,948 million in 2005 from €1,739 million in 2004, primarily attributable to an increase in brokerage fees as a result of increased trading activity by our customers in 2005 due in part to favorable market conditions.

Fee and Commission Expenses

The breakdown of the fee and commission expenses in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Brokerage fees on lending and deposit transactions	13	8	52.0
Fees and commissions assigned to third parties	519	430	20.8
Other fees and commissions	197	206	(4.2)

Fee and commission expenses	729	644	13.2

Fee and commission expenses for 2005 amounted to €729 million, a 13.2% increase from €644 million in 2004, mainly due to a 20.8% increase in fees and commissions assigned to third parties to €519 million in 2005 from €430 million in 2004, primarily due to an increase in fees paid to intermediary service providers as a result of increased business volumes.

Net Fee and Commission Income

As a result of the foregoing, net fee and commission income for 2005 totaled €3,940 million, a 15.4% increase from €3,413 million in 2004.

Insurance Activity Income

Net insurance activity income for 2005 amounted to €487 million, a 24.7% increase from €391 million in 2004, relating mainly to growth in our insurance business in Spain and Portugal, as well as in the Americas.

Gains or Losses on Financial Assets and Liabilities (Net)

Gains on financial assets (net) amounted to €980 million in 2005, a 28.7% increase from €762 million in 2004, mainly reflecting:

•	a 62.0% decrease in losses on derivatives held for trading purposes to €508 million in 2005 from €1,338 million in 2004, reflecting less volatile market conditions in 2005;

•	a 56.0% decrease in gains from available-for-sale financial assets to €429 million in 2005 from €974 million in 2004, mainly due to a lower volume of sales of available-for-sale financial assets in 2005 compared to 2004; and

•	a 19.2% decrease in gains from securities held for trading to €898 million in 2005 from €1,111 million in 2004, mainly due to decreases in the fair value of securities held for trading purposes, principally fixed income public debt securities.

Gross Income

As a result of the foregoing, gross income amounted to €13,024 million in 2005, a 17.1% increase from €11,120 million in 2004.

Personnel Expenses

The breakdown of personnel expenses in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Wages and salaries	2,743	2,460	11.6
Social security costs	472	437	8.0
Transfers to internal pension provisions	69	59	16.8
Contributions to external pension funds	56	57	(2.8)
Other personnel expenses	262	234	11.8

Personnel expenses	3,602	3,247	10.9

Personnel expenses for 2005 amounted to €3,602 million, a 10.9% increase from €3,247 million in 2004, mainly due to an 11.6% increase in wages and salaries to €2,743 million in 2005 from €2,460 million in 2004 as a result of an increase in the average number of employees of the BBVA Group to 90,744 in 2005 from 84,704 in 2004. The increase in the average number of employees in 2005 was due mainly to the addition of employees resulting from the acquisition of Hipotecaria Nacional, S.A. de C.V. in January 2005, the acquisition of Laredo National Bancshares, Inc. in April 2005 and the acquisition of an approximately 99% interest in Banco Granahorrar, S.A. in December 2005.

Other Administrative Expenses

The breakdown of other administrative expenses during in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Technology and systems	434	411	5.5
Communications	203	183	11.0
Advertising	212	144	47.3
Property, fixtures and materials	415	361	15.0
Taxes other than income tax	213	153	39.6
Other expenses	683	599	14.1

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Other administrative expenses	2,160	1,851	16.7

Other administrative expenses amounted to €2,160 million in 2005, a 16.7% increase from €1,851 million in 2004. This increase was mainly due to increases in other expenses, advertising expenses and taxes other than income tax.

We calculate our efficiency ratio as (i) the sum of gross income, sales and income from the provision of non-financial services and other operating income, divided by (ii) the sum of cost of sales, personnel expenses, other administrative expenses and other operating expenses. Our efficiency ratio was 43.2% in 2005 compared to 44.6% in 2004. Including depreciation and amortization expense, our efficiency ratio was 46.7% in 2005 compared to 48.6% in 2004.

Net Operating Income

Our net operating income for 2005 was €6,823 million, an increase of 22.0% from €5,591 million in 2004.

Impairment Losses (Net)

Impairment losses (net) was €854 million in 2005, a decrease of 10.8% from 2004. Impairment losses (net) in 2004 reflected the amortization of €193 million of goodwill relating to Banca Nazionale del Lavoro, S.p.A., €145 million of which corresponded to the early amortization of goodwill relating to this entity in the fourth quarter of 2004.

Provision Expense (Net)

Provision expense (net) was €454 million in 2005, a decrease of 46.6% from €850 million in 2004, reflecting a decrease in charges relating to early retirement plans. See Note 2.2(f)1.1.2 to the Consolidated Financial Statements.

Other Gains and Losses (Net)

The breakdown of other gains and losses during in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net gains on sales of held-to-maturity investments	108	103	4.8
Net gains on sale of long-term investments	40	317	(87.4)
Income from the provision of non-typical services	4	5	(18.6)
Other income	133	197	(32.5)

Other gains	285	622	(54.2)

Net losses on fixed assets disposals	22	22	0.1
Net losses on long-term investments due to write-downs	12	9	28.7
Other losses	174	240	(27.4)

Other losses	208	271	(23.2)

Other gains (net)	77	351	(78.2)

Other gains (net) was €77 million in 2005 compared to €351 million in 2004. In 2005, we sold small stakes in various companies compared to more significant sales in 2004 of interests in companies, including Banco Atlántico, Direct Seguros, Grubarges Inversión Hotelera, S.L. and Vidrala, S.A.

Income Tax

Income tax expense was €1,521 million in 2005, an increase of 47.9% from €1,029 million in 2004. Our effective tax rate (income tax expense as a percentage of our income before tax) was 27.2% in 2005 compared to 24.9% in 2004, principally reflecting the change in the composition of our pre-tax income.

Income Attributed to Minority Interests

Income attributed to minority interests amounted to €265 million in 2005, an increase of 42.3% from €186 million in 2004, mainly due to the increased profit of most of our majority owned subsidiaries and the impact of the appreciation of Latin American currencies when translating the profit of certain of these subsidiaries into euro.

Income Attributed to the Group

As a result of the foregoing, income attributed to the group amounted to €3,806 million in 2005, a 30.2% increase from €2,923 million in 2004.

Results of Operations by Business Areas

Retail Banking in Spain and Portugal

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	3,182	3,015	5.6
Share of profit of entities accounted for using the equity method	1	1	(29.7)
Net fee and commission income	1,602	1,477	8.5
Insurance activity income	309	257	20.3

Basic income(1)	5,094	4,750	7.2
Gains on financial assets and liabilities (net)	108	55	96.3

Gross income	5,203	4,805	8.3
Sales and income from the provision of non-financial services	23	27	(16.2)
Personnel expenses and other administrative expenses	(2,250)	(2,179)	3.2
Depreciation and amortization	(103)	(107)	(3.9)
Other operating income and expenses (net)	49	36	35.6

Net operating income	2,922	2,583	13.1
Impairment losses (net)	(474)	(409)	15.9
Net loan loss provisions	(476)	(409)	16.3
Other writedowns	2	—	n.m.	(2)
Provision expense (net)	—	(4)	n.m.	(2)
Other gains and losses (net)	21	12	80.4
Gains on disposals of investments	11	3	n.m.	(2)
Other	10	9	14.5

Income before tax	2,469	2,181	13.2
Income tax	(852)	(751)	13.4

Income from ordinary activities	1,618	1,430	13.1
Income attributed to minority interests	(4)	(4)	13.1

Income attributed to the group	1,614	1,427	13.1

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our Consolidated Financial Statements.
(2)	Not meaningful.

Net Interest Income

Net interest income of this business area for 2005 amounted to €3,182 million for 2005, a 5.6% increase from €3,015 million in 2004, principally due to an increase in this business area’s overall business volume, which was driven mainly by increases in loans and advances to customers, primarily individuals and in the real estate and construction sectors. Low interest rates in Spain during 2005 reduced the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in Spain. This low yield spread was offset by the significant increase in business volume in Spain during 2005.

Net Fee and Commission Income

Net fee and commission income of this business area for 2005 amounted to €1,602 million, an increase of 8.5% from €1,477 million in 2004, principally attributable to a 12.1% increase in fee and commission income for banking services to €922 million in 2005 from €822 million in 2004 due to increased transaction volumes, a 3.9% increase in fee and commission income from mutual and pension fund management to €680 million in 2005 from €654 million in 2004 due to an increase in funds under management and a 20.3% increase in fee and commission income from the development and distribution of insurance products to €309 million in 2005 from €257 million in 2004 as a result of our cross-selling efforts to our retail banking customers.

Basic Income

Basic income of this business area for 2005 amounted to €5,094 million, an increase of 7.2% from €4,750 million in 2004, principally attributable to the increases in net interest income and net fee and commission income and, to a lesser extent, an increase in insurance activity income.

Gross Income

As a result of the foregoing, gross income of this business area for 2005 amounted to €5,203 million, an increase of 8.3% compared to €4,805 million in 2004.

Personnel and Other Administrative Expenses

Personnel and other administrative expenses of this business area for 2005 amounted to €2,250 million, an increase of 3.2% compared to €2,179 million in 2004, despite an increase of 161 branches in our branch network in Spain and Portugal in 2005, reflecting continued savings achieved through our efficiency plans.

As a result of the foregoing, the efficiency ratio of this business area was 41.4% in 2005 compared to 43.4% in 2004. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 43.3% in 2005 compared to 45.6% in 2004.

Net Operating Income

Net operating income of this business area for 2005 was €2,922 million, a 13.1% increase from €2,583 million in 2004.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 was €474 million, a 15.9% increase from €409 million in 2004, mainly due to a 16.3% increase in net loan loss provisions to €476 million in 2005 from €409 million in 2004. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio. The Retail Banking in Spain and Portugal business area’s non-performing loan ratio was 0.62% at December 31, 2005 compared to 0.82% at December 31, 2004.

Income Attributed to the Group

As a result of the foregoing, income attributed to the group from this business area for 2005 was €1,614 million, an increase of 13.1% from €1,427 million in 2004.

Wholesale and Investment Banking

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	440	423	4.1
Share of profit of entities accounted for using the equity method	51	104	(50.9)
Net fee and commission income	227	190	19.2
Insurance activity income	—	—	—

Basic income(1)	718	717	0.1
Gains on financial assets and liabilities (net)	418	196	113.0

Gross income	1,136	914	24.4
Sales and income from the provision of non-financial services	95	81	17.4
Personnel expenses and other administrative expenses	(360)	(324)	11.1
Depreciation and amortization	(7)	(7)	5.4
Other operating income and expenses (net)	22	(2)	n.m. (2)

Net operating income	886	662	33.9
Impairment losses	(115)	(233)	(50.8)
Net loan loss provisions	(114)	(233)	(50.8)
Other writedowns	—	—	n.m. (2)
Provision expense (net)	5	6	(18.1)
Other gains and losses (net)	29	57	(49.1)
Gains on disposals of investments	16	41	(60.3)
Other	13	16	(19.5)

Income before tax	806	493	63.7
Income tax	(211)	(85)	148.7

Income from ordinary activities	596	408	46.0
Income attributed to minority interests	(4)	(4)	(10.1)

Income attributed to the group	592	404	46.6

(1)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fee and commission. Basic income is not a line item in our Consolidated Financial Statements.
(2)	Not meaningful.

Net Interest Income

Net interest income of this business area for 2005 amounted to €440 million for 2005, a 4.1% increase from €423 million in 2004, principally due to an increase in lending to corporate customers.

Net Fee and Commission Income

Net fee and commission income of this business area for 2005 amounted to €227 million, an increase of 19.2% from €190 million in 2004, principally due to an increase in underwriting fees and commissions and fee income from wholesale banking services.

Basic Income

Basic income of this business area for 2005 remained stable at €718 million compared to €717 million in 2004, principally attributable to the increases in net interest income and net fee and commission income, offset in part by a decrease in share of profit of entities accounted for using the equity as a result of the sale of our interests in certain entities accounted for by the equity method in 2004.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for 2005 amounted to €418 million, an increase of 113.0% from €196 million in 2004, mainly attributable to gains on derivatives held for trading purposes.

Gross Income

As a result of the foregoing, gross income of this business area for 2005 amounted to €1,136 million, an increase of 24.4% compared to €914 million in 2004.

Personnel and Other Administrative Expenses

Personnel and other administrative expenses of this business area for 2005 amounted to €360 million, an increase of 11.1% compared to €324 million in 2004, mainly due to an increase in business activity and an increase in the average number of employees in 2005.

As a result of the foregoing, the efficiency ratio of this business area was 29.2% in 2005 compared to 32.5% in 2004. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 29.7% in 2005 compared to 33.2% in 2004.

Net Operating Income

Net operating income of this business area for 2005 was €886 million, a 33.9% increase from €662 million in 2004.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 was €115 million, a 50.8% decrease from €233 million in 2004, mainly due to the lower level of defaults in 2005. The Wholesale and Investment Banking business area’s non-performing loan ratio was 0.18% at December 31, 2005 compared to 0.30% at December 31, 2004.

Other Gains and Losses (Net)

Other gains (net) of this business area for 2005 was €16 million, a 60.3% decrease from €41 million in 2004. Other gains (net) of this business area for 2004 reflected gains on the sale of our holdings in Grubarges Inversión Hotelera, S.L. (€26.3 million) and Vidrala, S.A. (€19.3 million).

Income Attributed to the Group

As a result of the foregoing, income attributed to the group from this business area for 2005 was €592 million, an increase of 46.6% from €404 million in 2004.

The Americas

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2005, the appreciation of the currencies of the Latin American countries in which we operate against the euro positively affected, to a limited extent, the results of operations of our Latin American subsidiaries in euro terms. By contrast, in 2004, the depreciation of the currencies of the Latin American countries in which we operate against the euro negatively affected the results of operations of our Latin American subsidiaries in euro terms.

In addition, the results of operations of this business area were impacted by the acquisition of Hipotecaria Nacional, S.A. de C.V. in January 2005, the acquisition of Laredo National Bancshares, Inc. in April 2005 and the acquisition of an approximately 99% interest in Banco Granahorrar, S.A. in December 2005, each of which are consolidated in our Consolidated Financial Statements as from their respective date of acquisition.

	Year ended December 31,		Change
	2005	2004	2005/2004		2005/2004(1)
	(in millions of euro)		(in percentages)
Net interest income	3,797	2,865	32.6		29.4
Share of profit of entities accounted for using the equity method	(1)	—	n.m.	(2)	n.m.	(2)
Net fee and commission income	2,056	1,735	18.5		15.1
Insurance activity income	241	171	40.7		35.0

Basic income(3)	6,092	4,771	27.7		24.3
Gains on financial assets and liabilities (net)	349	248	40.7		37.9

Gross income	6,441	5,019	28.3		25.0
Sales and income from the provision of non-financial services	6	4	65.2		59.1
Personnel expenses and other administrative expenses	(2,767)	(2,221)	24.6		21.4
Depreciation and amortization	(226)	(226)	(0.1)		(3.6)
Other operating income and expenses (net)	(163)	(144)	13.3		10.5

Net operating income	3,291	2,431	35.4		31.9
Impairment losses	(394)	(310)	27.2		20.7
Net loan loss provisions	(359)	(310)	15.7		9.8
Other writedowns	(36)	—	n.m.	(2)	n.m.	(2)
Provision expense (net)	(132)	(187)	(29.5)		(30.8)
Other gains and losses (net)	3	2	69.4		n.m.	(2)
Gains on disposals of investments	2	16	(87.7)		(88.0)
Other	1	(14)	n.m.	(2)	n.m.	(2)

Income before tax	2,768	1,936	43.0		39.9
Income tax	(725)	(534)	36.0		31.8

Income from ordinary activities	2,043	1,402	45.7		43.0
Income attributed to minority interests	(223)	(208)	7.5		9.1

Income attributed to the group	1,820	1,195	52.3		48.7

(1)	At constant exchange rates from 2004.
(2)	Not meaningful.
(3)	Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our Consolidated Financial Statements.

Net Interest Income

Net interest income of this business area for 2005 amounted to €3,797 million for 2005, a 32.6% increase from €2,865 million in 2004, principally due to an increase in both interest rates and business volume in Latin America, most significantly in Mexico, which resulted in a higher yield spread.

Net Fee and Commission Income

Net fee and commission income of this business area for 2005 amounted to €2,056 million, an increase of 18.5% from €1,735 million in 2004, principally due to an increase in fee and commission income from mutual and pension fund management and an increase in fee income from retail banking services.

Insurance Activity Income

Insurance activity income of this business area for 2005 was €241 million, an increase of 40.7% from €171 million in 2004, principally due to an growth in our insurance business.

Basic Income

Basic income of this business area for 2005 amounted to €6,092 million, an increase of 27.7% from €5,019 million in 2004, principally attributable to the increases in net interest income and net fee and commission income and, to a lesser extent, an increase in insurance activity income.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for 2005 amounted to €349 million, an increase of 40.7% from €248 million in 2004, mainly as a result of gains on derivatives held for trading purposes, gains from available-for-sale financial assets and gains from securities held for trading purposes attributable to favorable conditions in the capital markets in the second half of 2005.

Gross Income

As a result of the foregoing, gross income of this business area for 2005 amounted to €6,441 million, an increase of 28.3% compared to €5,019 million in 2004.

Personnel and Other Administrative Expenses

Personnel and other administrative expenses of this business area for 2005 amounted to €2,767 million, an increase of 24.6% compared to €2,221 million in 2004, mainly due to increased business activity as well and the consolidation of Hipotecaria Nacional, S.A. de C.V., Laredo National Bancshares, Inc. and Banco Granahorrar, S.A. in 2005.

As a result of the foregoing, the efficiency ratio of this business area was 42.9% in 2005 compared to 44.2% in 2004. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 46.4% in 2005 compared to 48.7% in 2004.

Net Operating Income

Net operating income of this business area for 2005 was €3,291 million, a 35.4% increase from €2,431 million in 2004.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 was €394 million, a 27.2% increase from €310 million in 2004, mainly due to a 15.7% increase in net loan loss provisions to €359 million in 2005 from €310 million in 2004. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio, though the rate of growth of net loan loss provisions for this business area in 2005 was less than the rate of growth of the loan portfolio of this business area in that year. The Americas business area’s non-performing loan ratio was 2.67% in 2005 compared to 3.44% in 2004.

Income Attributed to the Group

As a result of the foregoing, income attributed to the group from this business area for 2005 was €1,820 million, an increase of 52.3% from €1,195 million in 2004.

Corporate Activities

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest expense	(212)	(143)	47.8
Share of profit of entities accounted for using the equity method	71	(8)	n.m.	(1)
Net fee and commission income	56	11	n.m.	(1)
Insurance activity loss	(63)	(38)	68.0

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Basic loss(2)	(148)	(178)	(16.7)
Gains on financial assets and liabilities (net)	391	560	(30.1)

Gross income	243	382	(36.4)
Sales and income from the provision of non-financial services	2	15	(86.5)
Personnel expenses and other administrative expenses	(386)	(374)	3.3
Depreciation and amortization	(113)	(108)	4.1
Other operating income and expenses (net)	(23)	—	n.m. (1)

Net operating loss	(277)	(85)	224.7
Impairment losses	129	(6)	n.m. (1)
Net loan loss provisions	136	168	(19.0)
Other writedowns	(7)	(174)	(95.8)
Provision expense (net)	(328)	(666)	(50.8)
Other gains and losses (net)	24	285	(91.6)
Gains on disposals of investments	—	249	n.m. (1)
Other	24	36	(31.6)

Loss before tax	(452)	(472)	(4.4)
Income tax	266	340	(21.7)
Loss from ordinary activities	(185)	(132)	40.2

Income or loss attributed to minority interests	(33)	30	n.m. (1)

Loss attributed to the group	(219)	(102)	113.3

(1)	Not meaningful.
(2)	Basic income/(loss) for this business area consists of net interest income/(expense), share of profit/(loss) of entities accounted for using the equity method, net fee and commission income and insurance activity income/(loss). Basic income/(loss) is not a line item in our Consolidated Financial Statements.

Net Interest Income/(Expense)

Net interest expense of this business area for 2005 amounted to €212 million for 2005, a 47.8% increase from €143 million in 2004, principally due to increased costs relating to derivatives we enter into to hedge exchange rate risk in Latin America.

Share of Profit/(Loss) of Entities Accounted for Using the Equity Method

Share of profit of entities accounted for using the equity method of this business area for 2005 amounted to €71 million compared to share of loss of entities accounted for using the equity method of this business area for 2004 of €8 million. Share of profit of entities accounted for using the equity method of this business area for 2005 related principally to our share of the profit in 2005 of Banca Nazionale del Lavoro, S.p.A., which had losses in 2004.

Basic Income/(Loss)

Basic loss of this business area for 2005 amounted to €148 million, a decrease of 16.7% from €178 million in 2004, principally attributable to share of profit of entities accounted for using the equity method and an increase in net fee and commission income, offset in part by an increase in net interest expense.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for 2005 amounted to €391 million, an decrease of 30.1% from €560 million in 2004. Gains on financial assets and liabilities (net) in 2004 reflected gains on the sale of shares of Acerinox S.A.

Gross Income

As a result of the foregoing, gross income of this business area for 2005 amounted to €243 million, a decrease of 36.4% compared to €382 million in 2004.

Net Operating Income/(Loss)

Net operating loss of this business area for 2005 was €277 million, a 224.7% increase from €85 million in 2004.

Impairment Losses (Net)

Recoveries of impairment losses in this business area for 2005 was €129 million compared to impairment losses (net) of €6 million in 2004. Impairment losses (net) in 2004 mainly reflected the amortization of €193 million of goodwill relating to Banca Nazionale del Lavoro, S.p.A., €145 million of which corresponded to the early amortization of goodwill relating to this entity in the fourth quarter of 2004.

Other Gains and Losses (Net)

Other gains and losses (net) of this business area for 2005 was €24 million, a 91.6% decrease from €285 million in 2004. Other gains (net) of this business area in 2004 mainly reflected gains relating to the sale of shares of Banco Atlántico and Direct Seguros.

Income/(Loss) Attributed to the Group

As a result of the foregoing, loss attributed to the group from this business area for 2005 was €219 million, an increase of 113.3% from €102 million in 2004.

B. Liquidity and Capital Resources

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.

The following table shows the balances at December 31, 2005 and 2004 of our principal sources of funds:

	At December 31,
	2005	2004
	(in millions of euro)
Customer deposits	182,179	149,075
Due to credit entities	66,315	64,349
Debt securities in issue	76,565	57,810

Total	325,059	271,234

Between January 1, 2005 and February 28, 2006, the BBVA Group has issued an additional approximately €8,986 million aggregate principal amount of debt. In addition, certain members of the BBVA Group have agreed to issue subsequent to February 28, 2006 an additional approximately €830 million aggregate principal amount of debt, which is expected to be issued during April 2006.

Deposit Base

Our total customer funds (customer deposits, excluding assets sold under repurchase agreements, marketable debt securities and subordinated debt) amounted to €160 billion as of December 31, 2005, an increase of 21.6% from €132 billion as of December 31, 2004. Including assets sold under repurchase agreements, customer funds amounted to €182 billion as of December 31, 2005, an increase of 22.2% from €149 billion as of December 31, 2004. Customer funds increased principally due to an increase in time deposits and savings accounts from customers outside Spain.

Interbank and Capital Markets

We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2005, we had €60,887 million of senior debt outstanding, comprising €53,469 million in bonds and debentures and €7,418 million in promissory notes and other securities, compared to €44,203 million, €37,830 million and €6,372 million outstanding as of December 31, 2004, respectively. See Note 26.4 to the Consolidated Financial Statements. A total of €9,179 million in subordinated debt and €4,127 million in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. was outstanding as of December 31, 2005, compared to €8,100 million and €3,809 million outstanding as of December 31, 2004, respectively. See Note 26.5 to the Consolidated Financial Statements.

The average maturity of our outstanding debt as of December 31, 2005 was the following:

Senior debt	2 years
Subordinated debt	8 years

The cost and availability of debt financing are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of December 31, 2005, our credit ratings were as follows:

	Short- Term	Long- Term	Financial Strength
Moody’s	P1	Aa2	B+
Fitch—IBCA	F1+	AA-	B
Standard & Poor’s	A1+	AA-	—

Generation of Cash Flow

We operate in Spain and over 20 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2005 are as follows:

	Less Than One Year	One to Five Years	Over Five Years	Total
Senior debt	37,803	16,326	8,713	62,842
Subordinated debt	1,139	947	11,637	13,723
Capital lease obligations	—	—		—
Operating lease obligations	86	9	27	122
Purchase obligations	21	170	—	191

Total	39,049	17,452	20,377	76,878

Agreement with Terra Networks

In connection with the agreement by Banco Bilbao Vizcaya Argentaria, S.A. and Terra Networks (subsequently merged into Telefónica, S.A.) to integrate Uno-e Bank and the individual consumer financing business of Finanzia (part of the Retail Banking in Spain and Portugal business area), Banco Bilbao Vizcaya Argentaria, S.A. entered into an agreement with Terra Networks which gives Terra Networks (or its successor) a liquidity mechanism over its shares in the combined entity and that replaces a previous liquidity mechanism entered into on May 15, 2002. The current liquidity mechanism provides Terra Networks (or its successor) the right to sell its stake in Uno-e Bank to Banco Bilbao Vizcaya Argentaria, S.A. between April 1, 2005 and September 30, 2007 at a price equal to the higher of (i) the market value of the securities as determined by an investment bank, and (ii) the amount obtained by multiplying (a) the after-tax profits of Uno-e Bank times (b) Banco Bilbao Vizcaya Argentaria, S.A.’s price/earnings ratio times (c) the percentage holding in Uno-e Bank that Terra Networks (or its successor) intends to sell. However, in no event can the sale price under (i) or (ii) above be less than €148.5 million if Uno-e Bank does not achieve certain net ordinary revenue and pre-tax income targets.

Other Contingent Liabilities and Commitments

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	At December 31,
	2005	2004
	(in millions of euro)
Contingent liabilities:
Rediscounts, endorsements and acceptances	42	39
Guarantees and other sureties	25,790	17,574
Other contingent liabilities	4,030	3,945

Total contingent liabilities	29,862	21,558

Commitments:
Balances drawable by third parties:
Credit entities	2,816	2,665
Public authorities	3,128	1,638
Other domestic customers	36,063	29,617
Foreign customers	42,994	26,797

Total balances drawable by third parties	85,001	60,717
Other commitments	4,497	6,045

Total commitments	89,498	66,762

Total contingent liabilities and commitments	119,360	88,320

Off-balance Sheet Arrangements

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2005 and 2004:

	As of December 31,
	2005	2004
	(in millions of euro)
Mutual funds	59,003	51,040
Pension funds	53,959	41,491
Other managed assets	30,926	31,968

Total	143,888	124,499

Our off-balance sheet funds increased in 2005 principally due to the launch of new products and the positive change in market trends over the course of 2005.

See Note 42 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2005 and 2004, we were required to have a ratio of consolidated shareholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.

As of December 31, 2004, this ratio was 10.67%, and our shareholders’ equity exceeded the minimum level required by 33%. As of December 31, 2005, this ratio was 9.26%, and our shareholders’ equity exceeded the minimum level required by 16%. However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2004 and 2005 our consolidated Tier I risk-based capital ratio was 8.1% and 7.5%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.5% and 12.0%, respectively. The Basel Accord recommends that these ratios be at least 4% and 8%, respectively.

C. Research and Development, Patents and Licenses, etc.

In 2005, the BBVA Group continued to foster the use of new technologies as a key component of its global development strategy. It explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.

We did not incur in significant research and development expenses in during 2004 and 2005.

D. Trend Information

The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to such consolidation transactions.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates, and the impact they may have over the yield curve and exchange rates. In this scenario, the Spanish economy could perform similarly to how it performed during the recession at the beginning of the 1990s;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates;

•	the chance that a worsening in the macroeconomic environment will further deteriorate the quality of credit. In the short-term, oil prices are expected to remain high, representing a negative factor to employment;

•	a downturn in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk;

•	inflationary pressures and the resulting negative effect they may have on interest rates and economic growth;

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries; and

•	a severe decline in housing prices in the various countries where we hold mortgages over residential homes as collateral.

Item 5. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

1.	We have audited the consolidated financial statements of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the Bank) and COMPANIES composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the Group – Note 4), which consist of the consolidated balance sheet at 31 December 2005, and the related consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

2.	As indicated in Note 1 to the consolidated financial statements referred to above, the consolidated financial statements for 2005 are the first that the Group has prepared in accordance with the International Financial Reporting Standards adopted by the European Union (EU-IFRSs), which require, in general, that the consolidated financial statements present comparative information. In this regard, in accordance with corporate legislation, for comparison purposes the Bank’s directors present, in addition to the figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were restated by applying the EU-IFRSs in force at 31 December 2005. Accordingly, the figures for 2004 presented in the consolidated financial statements for 2005 referred to above do not constitute the consolidated financial statements for 2004, since they differ from those contained in the consolidated financial statements for that year, which were prepared in accordance with the accounting principles and standards then in force (Bank of Spain Circular 4/1991) and approved by the shareholders at the Annual General Meeting on 26 February 2005. The main effects of the differences between the two sets of standards on the Group’s consolidated equity at January 1 and December 31, 2004, and on the Group’s consolidated income for 2004 are detailed in Note 3 to the consolidated financial statements for 2005. Our opinion refers only to the consolidated financial statements for 2005. Our auditor’s report dated 3 February 2005, on the consolidated financial statements for 2004, prepared in accordance with the accounting principles and standards in force in that year (Bank of Spain Circular 4/1991), contained a uniformity qualification.

3.	In our opinion, the consolidated financial statements for 2005 referred to above present fairly, in all material respects, the consolidated equity and consolidated financial position of the Banco Bilbao Vizcaya Argentaria Group at 31 December 2005, and the consolidated results of its operations, the changes in the consolidated equity and its consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with the International Financial Reporting Standards adopted by the European Union which were applied on a basis consistent with that used in the preparation of the financial statements and other information for 2004 which, as explained in paragraph 2 above, are presented in the consolidated financial statements for 2005 referred to above for comparison purposes only.

4.	The accompanying directors’ report for 2005 contains the explanations which the Bank’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the directors’ report is consistent with that contained in the consolidated financial statements for 2005. Our work as auditors was confined to checking the directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated companies’ accounting records.

DELOITTE

Registered in ROAC under no. S0692

Francisco Celma

February 13, 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs,

as adopted by the European Union (see Notes 1 and 58), In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(Notes 1 to 5)

- Thousands of Euros -

	2005	2004 (*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS (Note 10)	12,341,317	10,123,090
FINANCIAL ASSETS HELD FOR TRADING (Note 11)	44,011,781	47,036,060
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	24,503,507	30,396,579
Other equity instruments	6,245,534	5,690,885
Trading derivatives	13,262,740	10,948,596
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 12)	1,421,253	1,059,490
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	282,916	58,771
Other equity instruments	1,138,337	1,000,719
AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 13)	60,033,988	53,003,545
Debt securities	50,971,978	45,037,228
Other equity instruments	9,062,010	7,966,317
LOANS AND RECEIVABLES (Note 14)	249,396,647	196,892,203
Loans and advances to credit institutions	27,470,224	16,702,957
Money market operations through counterparties	—	241,999
Loans and advances to other debtors	216,850,480	172,083,072
Debt securities	2,291,889	5,497,509
Other financial assets	2,784,054	2,366,666
HELD-TO-MATURITY INVESTMENTS (Note 15)	3,959,265	2,221,502
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—
HEDGING DERIVATIVES (Note 16)	3,912,696	4,273,450
NON-CURRENT ASSETS HELD FOR SALE (Note 17)	231,260	159,155
Loans and advances to credit institutions	—	—
Loans and advances to other debtors	—	—
Debt securities	—	—
Equity instruments	—	—
Tangible assets	231,260	159,155
Other assets	—	—
INVESTMENTS (Note 18)	1,472,955	1,399,140
Associates	945,858	910,096
Jointly controlled entities	527,097	489,044
INSURANCE CONTRACTS LINKED TO PENSIONS	—	—
REINSURANCE ASSETS (Note 19)	235,178	80,268
TANGIBLE ASSETS (Note 20)	4,383,389	3,939,636
Property, plants and equipment	3,840,520	3,337,728
Investment properties	76,742	162,649
Other assets leased out under an operating lease	466,127	439,259
INTANGIBLE ASSETS (Note 21)	2,070,049	821,084
Goodwill	1,857,854	710,493

	2005	2004 (*)
ASSETS
Other intangible assets	212,195	110,591
TAX ASSETS (Note 35)	6,420,745	5,990,696
Current	254,151	165,959
Deferred	6,166,594	5,824,737
PREPAYMENTS AND ACCRUED INCOME (Note 22)	557,278	717,755
OTHER ASSETS (Note 23)	1,941,693	1,724,082
Inventories	339,472	279,897
Other	1,602,221	1,444,185

TOTAL ASSETS	392,389,494	329,441,156

(*)	Presented only for comparison purposes only.

The accompanying Notes 1 to 58 and Appendixes I to VIII are an integral part of the consolidated balance sheet at December 31, 2005.

- Thousands of Euros -

	2005	2004 (*)
LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING (Note 11)	16,270,865	14,134,413
Deposits from credit institutions	—	—
Money market operations through counterparties	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Trading derivatives	13,862,644	12,802,912
Short positions	2,408,221	1,331,501
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 24)	740,088	834,350
Deposits from credit institutions	—	—
Deposits from other creditors	740,088	834,350
Debt certificates (including bonds)	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY (Note 25)	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
FINANCIAL LIABILITIES AT AMORTISED COST (Note 26)	329,505,250	275,583,527
Deposits from central banks	21,189,193	23,301,105
Deposits from credit institutions	45,125,943	44,048,115
Money market operations through counterparties	23,252	657,997
Deposits from other creditors	182,635,181	149,891,799
Debt certificates (including bonds)	62,841,755	45,482,121
Subordinated liabilities	13,723,262	12,327,377
Other financial liabilities	3,966,664	2,875,013
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	183,201
HEDGING DERIVATIVES (Note 16)	2,870,086	3,131,572
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Other liabilities	—	—
LIABILITIES UNDER INSURANCE CONTRACTS (Note 27)	10,500,567	8,114,429
PROVISIONS (Note 28)	8,701,085	8,391,848
Provisions for pensions and similar obligations	6,239,744	6,304,284
Provisions for taxes	146,971	173,299
Provisions for contingent exposures and commitments	452,462	348,782
Other provisions	1,861,908	1,565,553
TAX LIABILITIES (Note 35)	2,100,023	1,620,795
Current	598,285	223,656
Deferred	1,501,738	1,397,139
ACCRUED EXPENSES AND DEFERRED INCOME (Note 22)	1,709,690	1,265,780
OTHER LIABILITIES (Note 23)	2,689,728	2,375,978
EQUITY HAVING THE NATURE OF FINANCIAL LIABILITY	—	—

TOTAL LIABILITIES	375,087,382	316,420,478

(*)	Presented only for comparison purposes only.

The accompanying Notes 1 to 58 and Appendixes I to VIII are an integral part of the consolidated balance sheet at 31 December 2005.

	2005	2004 (*)
EQUITY
MINORITY INTERESTS (Note 29)	971,490	737,539
VALUATION ADJUSTMENTS	3,294,955	2,106,914
Available-for-sale financial assets	3,002,784	2,320,133
Financial liabilities at fair value through equity	—	—
Cash flow hedges	(102,538)	(24,776)
Hedges of net investments in foreign operations	(443,561)	282,895
Exchange differences	838,270	(471,338)
Non-current assets held for sale	—	—
SHAREHOLDERS’ EQUITY	13,035,667	10,960,810
Capital (Note 31)	1,661,518	1,661,518
Issued	1,661,518	1,661,518
Unpaid and uncalled (-)	—	—
Share premium (Note 32)	6,658,390	6,682,603
Reserves (Note 33)	2,172,158	745,134
Accumulated reserves (losses)	1,923,243	444,193
Retained earnings	—	—
Reserves (losses) of entities accounted for using the equity method	238,915	300,941
Associates	(60,542)	8,153
Jointly controlled entities	299,457	292,788
Other equity instruments	141	—
Equity component of compound financial instruments	—	—
Other	141	—
Less: Treasury shares (Note 34)	(96,321)	(35,846)
Income attributed to the Group	3,806,425	2,922,596
Less: Dividends and remuneration	(1,166,644)	(1,015,195)

TOTAL EQUITY	17,302,112	13,805,263

TOTAL LIABILITIES AND EQUITY	392,389,494	329,441,156

	2005	2004 (*)
MEMORANDUM ITEMS
CONTINGENT EXPOSURES (Note 38)	29,861,597	21,557,649
Financial guarantees	29,176,854	21,102,311
Assets earmarked for third-party obligations	—	5,215
Other contingent exposures	684,743	450,123
CONTINGENT COMMITMENTS (Note 38)	89,498,392	66,762,402
Drawable by third parties	85,001,452	60,716,878
Other commitments	4,496,940	6,045,524

(*)	Presented only for comparison purposes only.

The accompanying Notes 1 to 58 and Appendixes I to VIII are an integral part of the consolidated balance sheet at December 31, 2005.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Notes 1 to 5)

- Thousands of Euros -

	2005	2004 (*)
INTEREST AND SIMILAR INCOME (Note 43)	15,847,674	12,352,338
INTEREST EXPENSE AND SIMILAR CHARGES (Note 44)	(8,932,200)	(6,447,944)
Income on equity having the nature of a financial liability	—	—
Other	(8,932,200)	(6,447,944)
INCOME FROM EQUITY INSTRUMENTS (Note 45)	292,495	255,146

NET INTEREST INCOME	7,207,969	6,159,540

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	121,495	97,040
Associates	87,491	3,753
Jointly controlled entities	34,004	93,287
FEE AND COMMISSION INCOME (Note 46)	4,669,124	4,056,981
FEE AND COMMISSION EXPENSES (Note 47)	(729,128)	(643,959)
INSURANCE ACTIVITY INCOME (Note 48)	486,923	390,618
Insurance and reinsurance premium income	2,916,831	2,062,030
Reinsurance premiums paid	(63,403)	(71,931)
Benefits paid and other insurance-related expenses	(1,785,514)	(1,704,113)
Reinsurance income	44,228	8,534
Net provisions for insurance contract liabilities	(1,274,283)	(413,744)
Finance income	904,318	708,901
Finance expense	(255,254)	(199,059)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 49)	980,164	761,857
Held for trading	897,484	1,110,551
Other financial instruments at fair value through profit or loss	33,022	1,296
Available-for-sale financial assets	428,560	974,412
Loans and receivables	129,203	13,932
Other	(508,105)	(1,338,334)
EXCHANGE DIFFERENCES (NET)	287,014	297,972

GROSS INCOME	13,023,561	11,120,049

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES (Note 50)	576,373	468,236
COST OF SALES (Note 50)	(450,594)	(341,745)
OTHER OPERATING INCOME	134,559	22,306
PERSONNEL EXPENSES (Note 51)	(3,602,242)	(3,247,050)
OTHER ADMINISTRATIVE EXPENSES (Note 52)	(2,160,478)	(1,850,845)
DEPRECIATION AND AMORTISATION	(448,692)	(448,206)
Tangible assets (Note 20)	(361,042)	(363,312)
Intangible assets (Note 21)	(87,650)	(84,894)
OTHER OPERATING EXPENSES	(249,403)	(132,139)

NET OPERATING INCOME	6,823,084	5,590,606

IMPAIRMENT LOSSES (NET)	(854,327)	(958,194)
Available-for-sale financial assets	(7,928)	55,856
Loans and receivables	(813,080)	(783,909)
Held-to-maturity investments	(1)	—
Non-current assets held for sale	(33,159)	4,222
Investments	—	(39,508)
Tangible assets	(1,589)	2,135
Goodwill	—	(196,990)

	2005	2004 (*)
Other intangible assets	—	—
Other assets	1,430	—
PROVISION EXPENSE (NET)	(454,182)	(850,557)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES (Note 53)	2,467	8,737
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES (Note 53)	(1,826)	(4,712)
OTHER GAINS (Note 54)	284,816	622,180
Gains on disposal of tangible assets	107,838	102,874
Gains on disposal of investments	40,157	317,510
Other	136,821	201,796
OTHER LOSSES (Note 54)	(208,279)	(271,220)
Losses on disposal of tangible assets	(22,477)	(22,450)
Losses on disposal of investments	(11,751)	(9,127)
Other	(174,051)	(239,643)

INCOME BEFORE TAX	5,591,753	4,136,840

INCOME TAX (Note 35)	(1,521,181)	(1,028,631)
INCOME FROM ORDINARY ACTIVITIES	4,070,572	3,108,209
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

CONSOLIDATED INCOME FOR THE YEAR	4,070,572	3,108,209

INCOME ATTRIBUTED TO MINORITY INTERESTS (Note 29)	(264,147)	(185,613)

INCOME ATTRIBUTED TO THE GROUP	3,806,425	2,922,596

(*)	Presented only for comparison purposes only.

The accompanying Notes 1 to 58 and Appendixes I to VIII are an integral part of the consolidated income statement for 2005.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004 (Notes 1 to 5) - Thousands of Euros -

	2005	2004 (*)
NET INCOME RECOGNISED DIRECTLY IN EQUITY	1,188,041	415,589

Available-for-sale financial assets	682,651	642,754
Revaluation gains/losses	1,478,792	1,963,264
Amounts transferred to income statement	(428,560)	(974,412)
Income tax	(367,581)	(346,098)
Reclassifications	—	—
Other financial liabilities at fair value	—	—
Revaluation gains/losses	—	—
Amounts transferred to income statement	—	—
Income tax	—	—
Reclassifications	—	—
Cash flow hedges	(77,762)	(38,722)
Revaluation gains/losses	(119,634)	(59,572)
Amounts transferred to income statement	—	—
Amounts transferred to the initial carrying amount of the hedged items	—	—
Income tax	41,872	20,850
Reclassifications	—	—
Hedges of net investments in foreign operations	(726,456)	282,895
Revaluation gains/losses	(1,117,625)	435,223
Amounts transferred to income statement	—	—
Income tax	391,169	(152,328)
Reclassifications	—	—
Exchange differences	1,309,608	(471,338)
Translation gains/losses	2,014,782	(725,135)
Amounts transferred to income statement	—	—
Income tax	(705,174)	253,797
Reclassifications	—	—
Non-current assets held for sale	—	—
Revaluation gains	—	—
Amounts transferred to income statement	—	—
Income tax	—	—
Reclassifications	—	—

CONSOLIDATED INCOME FOR THE YEAR	4,070,572	3,108,209

Published consolidated income for the year	4,070,572	3,108,209
Adjustments due to changes in accounting policy (*)	—	—
Adjustments made to correct errors (*)	—	—

TOTAL INCOME AND EXPENSES FOR THE YEAR	5,258,613	3,523,798

Parent	4,994,466	3,338,185
Minority interests	264,147	185,613
MEMORANDUM ITEM: EQUITY ADJUSTMENTS ALLOCABLE TO PRIOR YEARS	—	—
Due to changes in accounting policies	—	—
• Shareholder’s Equity	—	—
• Valuation adjustments	—	—
• Minority interests	—	—
Due to errors	—	—
• Shareholder’s Equity	—	—
• Valuation adjustments	—	—
• Minority interests	—	—

(*)	Presented only for comparison purposes only.

The accompanying Notes 1 to 58 and Appendixes I to VIII are an integral part of the statement of changes in consolidated equity for the year ended December 31, 2005.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS

ENDED DECEMBER 31, 2005 AND 2004 (Notes 1 to 5)

- Thousands of Euros -

	2005	2004 (*)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	4,070,572	3,108,209

Adjustment to profit:	4,354,633	3,251,332
Depreciation of tangible assets (+)	361,042	363,312
Amortisation of intangible assets (+)	87,650	84,894
Impairment losses (net) (+/-)	854,327	958,194
Net provisions for insurance contract liabilities (+/-)	1,274,283	413,744
Provision expense (net) (+/-)	454,182	850,557
Gains/Losses on disposal of tangible assets (+/-)	(85,361)	(80,424)
Gains/Losses on disposal of investments (+/-)	(28,406)	(308,383)
Share of profit or loss of entities accounted for using the equity method (net of dividends) (+/-)	(121,495)	(97,040)
Taxes (+/-)	1,521,181	1,028,631
Other non-monetary items (+/-)	37,230	37,847

Adjusted profit	8,425,205	6,359,541

Net increase/decrease in operating assets	(55,959,375)	(30,388,985)

Financial assets held for trading	3,330,819	(10,299,383)
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	5,893,072	(1,731,181)
Other equity instruments	(554,470)	(3,661,105)
Trading derivatives	(2,007,783)	(4,907,097)
Other financial assets at fair value through profit or loss	(361,763)	(102,013)
Loans and advances to credit institutions	—	—
Money market operations through counterparties	—	—
Loans and advances to other debtors	—	—
Debt securities	(224,145)	(58,771)
Other equity instruments	(137,618)	(43,242)
Available-for-sale financial assets	(4,024,366)	(271,581)
Debt securities	(5,998,254)	2,280,133
Other equity instruments	1,973,888	(2,551,715)
Loans and receivables	(54,290,431)	(21,282,492)
Loans and advances to credit institutions	(10,773,069)	4,206,274
Money market operations through counterparties	241,999	157,998
Loans and advances to other debtors	(46,158,632)	(25,208,703)
Debt securities	3,204,972	710,578
Other financial assets	(805,701)	(1,148,639)
Other operating assets	(613,634)	1,566,484

Net increase/decrease in operating liabilities	53,544,980	27,562,514

Financial liabilities held for trading	2,136,452	7,786,360
Deposits from credit institutions	—	—
Money market operations through counterparties	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Trading derivatives	1.059.732	7.918.086
Short positions	1,076,720	(131,726)

	2005	2004 (*)
Other financial liabilities at fair value through profit or loss	(94,262)	(123,127)
Deposits from credit institutions	—	—
Deposits from other creditors	(94,262)	(123,127)
Debt certificates (including bonds)	—	—
Financial liabilities at fair value through equity	—	—
Deposits from credit institutions	—	—
Deposits from other creditors	—	—
Debt certificates (including bonds)	—	—
Financial liabilities measured at amortised cost	51,218,706	22,047,117
Deposits from central banks	1,031,331	(723,613)
Deposits from credit institutions	1,308,632	5,552,861
Money market operations through counterparties	(634,752)	514,759
Deposits from other creditors	31,823,914	5,315,333
Debt certificates (including bonds)	16,555,131	10,502,918
Other financial liabilities	1,134,450	884,859
Other operating liabilities	284,084	(2,147,836)

Total net cash flows from operating activities (1)	6,010,810	3,533,071

CASH FLOWS FROM INVESTING ACTIVITIES	(4,190,926)	(2,104,591)
Investments (-)	(4,832,207)	(3,363,952)
Group entities, jointly controlled entities and associates	(84,491)	(403,094)
Tangible assets	(1,487,654)	(635,335)
Intangible assets	(1,375,290)	(99,917)
Held-to-maturity investments	(1,884,772)	(2,225,606)
Other financial assets	—	—
Other assets	—	—
Divestments (+)	641,281	1,259,361
Group entities, jointly controlled entities and associates	10,676	488,339
Tangible assets	509,380	644,861
Intangible assets	121,225	126,161
Held-to-maturity investments	—	—
Other financial assets	—	—
Other assets	—	—

Total net cash flows from investing activities (2)	(4,190,926)	(2,104,591)

CASH FLOWS FROM FINANCING ACTIVITIES	(555,819)	507,462
Issuance/Redemption of capital (+/-)	—	1,998,750
Acquisition of own equity instruments (-)	(3,839,510)	(3,220,752)
Disposal of own equity instruments (+)	3,779,037	3,266,937
Issuance/Redemption of non-voting equity units (+/-)	—	—
Issuance/Redemption of other equity instruments (+/-)	—	—
Issuance/Redemption of capital having the nature of a financial liability (+/-)	—	—
Issuance/Redemption of subordinated liabilities (+/-)	1,387,248	1,030,243
Issuance/Redemption of other long-term liabilities (+/-)	—	—
Increase/Decrease in minority interests (+/-)	233,951	(1,179,625)
Dividends/Interest paid (-)	(1,595,222)	(1,349,369)
Other items relating to financing activities (+/-)	(521,323)	(38,722)

Total net cash flows from financing activities (3)	(555,819)	507,462

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	929,971	77,273

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	2,194,036	2,013,215

Cash or cash equivalents at beginning of year	10,123,090	8,109,875
Cash or cash equivalents at end of year	12,317,126	10,123,090

(*)	Presented only for comparison purposes only.

The accompanying Notes 1 to 58 and Appendixes I to VIII are an integral part of the consolidated cash flow statement for the year ended December 31, 2005.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs,

as adopted by the European Union (see Notes 1 and 58), In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2005

1. Introduction, basis of presentation of the consolidated financial statements at December 31, 2005 and other information

1.1. Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The articles of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare, in addition to its own financial statements, the Group’s consolidated financial statements.

The Group’s consolidated financial statements for 2004 were approved by the shareholders at the Bank’s Annual General Meeting on February 26, 2005. The 2005 consolidated financial statements of the Group and the 2005 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2. Basis of presentation of the consolidated financial statements

Under Regulation (EC) no, 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRSs”). Therefore, the Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with the EU-IFRSs ratified by the European Union at that date.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats.

The BBVA Group’s consolidated financial statements of 2005 were prepared by the Bank’s directors (at the Board Meeting on February 10, 2006) in accordance with EU-IFRSs, taking into account Bank of Spain Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position at 31 December 2005, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2005. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

1.3. Comparative information

The consolidated financial statements for the year ended December 31, 2005 are the first to have been prepared in accordance with EU-IFRSs; these standards entail, with respect to the rules in force (Bank of Spain Circular 4/1991) when the

Group’s consolidated financial statements for 2004 were prepared, significant changes in the accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements. The main effects of the adaptation to EU-IFRSs are explained in Note 3.

The information relating to 2004 contained in these notes to the consolidated financial statements is presented, solely for comparison purposes, with information relating to 2005 and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2004.

1.4. Responsibility for the information and for the estimates made

The information in these BBVA Group consolidated financial statements is the responsibility of the Group’s directors. In preparing these consolidated financial statements estimates were occasionally made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein, These estimates relate mainly to the following:

•	The impairment losses on certain assets.

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 2.2.f).

•	The useful life of tangible and intangible assets.

•	The measurement of goodwill arising on consolidation (Note 21).

•	The fair value of certain unquoted assets.

Although these estimates were made on the basis of the best information available at December 31, 2005 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

1.5. Environmental impact

At December 31, 2005 the Group’s consolidated financial statements did not disclose any item that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.

1.6. Detail of agents of credit institutions

The detail of agents de BBVA required pursuant to Article 22 of Royal Decree 1245/1995 of 14 July of the Ministry of Economy and Finance is included in the financial statements of the Bank.

1.7. Report on the activity of the Customer Care Department and the Customer Ombudsman

The report on the activity of the Customer Care Department and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of 11 March is included in the management report accompanying these consolidated financial statements.

1.8. Minimum capital

Law 13/1992 of June 1, 1992 and Bank of Spain Circular 5/1993 and subsequent amendments thereto regulate the minimum capital requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and the manner in which these capital requirements are to be calculated.

At December 31, 2005 and 2004 the Group’s qualifying capital exceeded the minimum required under the aforementioned legislation.

2. Basis of consolidation, accounting policies and measurement bases applied

2.1. Basis of consolidation

a) Subsidiaries

The Parent’s subsidiaries are included in the BBVA Group consolidated financial statements using the full consolidation method. “Subsidiaries” are defined as entities over which the Group has the capacity to exercise control, Control, taken to be the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly, of half or of the voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Group control.

In this connection, there are several companies forming part of the BBVA Banco Continental (Peru) Group which, although less than 50% owned by the Group, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control. These companies are Banco Continental, S.A. (parent), Continental Bolsa, S.A.B., Continental, S.A. Sociedad Administradora de Fondos, Continental Sociedad Titulizadora and Inmuebles y Recuperaciones Continental. Similarly, Banco Provincial Overseas, N,V, is fully consolidated due to the ownership of Group of 48% over Inversiones Banpro International Inc. N.V., which owns 100% of this bank.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation, Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements at December 31, 2005 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

The share of third parties in the Group’s equity is presented under the heading Minority Interests in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading Income Attributed to Minority Interests in the consolidated income statement (Note 29).

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end, similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

Note 4 contains information on the most significant investments and divestments in subsidiaries that took place in 2005 and 2004.

Appendix I includes the salient information on these companies.

b) Jointly controlled entities

“Jointly controlled entities” are defined as entities that are not subsidiaries but which are controlled jointly by two or more unrelated entities; they form part of the definition of “joint ventures”, which are deemed to exist when two or more entities (“venturers”) are bound by a contractual agreement that establishes joint control.

EU-IFRSs envisage two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature. This method was applied to the following entities: Advera, S.A., Holding de Participaciones Industriales 2000, S.A. and PSA Finance Argentina Compañía Financiera, S.A.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements at December 31, 2005 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix II includes the salient information on these companies.

The Group opted to value its ownership interests, using the equity method, since it considered that this better reflected the financial situation of these holdings; this decision did not have a material economic impact on the margins in the consolidated income statement in 2005 and 2004.

The joint ventures that the Group accounted for using the equity method at December 31, 2005, are listed in Appendix III.

Had these entities been consolidated by the proportionate consolidation method, the Group’s total assets at December 31, 2005 and 2004, would have increased by approximately EUR 779,776 thousand and EUR 747,802 thousand, respectively.

At December 31, 2004, in addition to the companies referred to in the preceding paragraph, the joint ventures Azeler Automoción, S.A. and Iniciativas Residenciales en Internet, S.A. were recognised as joint ventures that were accounted for using the equity method (Note 18.2).

c) Associates

“Associates” are defined as entities over which the Group is in a position to exercise significant influence, but not control. Significant influence is presumed to exist when the Group owns directly or indirectly 20% or more of the voting power of the investee.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.

Banca Nazionale del Lavoro, S.p.A., the Italian entity in which the Group held a 14.427% ownership interest at December 31, 2005 and a 14.639% ownership interest at December 31, 2004, was considered to be an associate because the Group has the capacity to exercise a significant influence over this entity, basically as a result of the related shareholders’ agreement (Note 18.1).

Investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements at December 31, 2005 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix III contains the salient information on the associates.

2.2. Accounting policies and measurement bases applied

The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:

a) First-time adoption of International Financial Reporting Standards

IFRS-EU 1 sets forth the criteria that must be adopted when implementing EU-IFRSs for the first time. These criteria are contained in Transitional Provision One of Bank of Spain Circular 4/2004.

In accordance with these standards, companies are required to prepare an opening EU-FRS balance sheet at January 1, 2004. The accounting policies used in the opening balance sheet may differ from those applied in accordance with the previous accounting rules, and the adjustments resulting from these differences in criteria will, as a general rule, be recognised directly in reserves (retained earnings).

Additionally, IFRS-EU 1 describes the exemptions from the general accounting criteria contained in the EU-IFRSs for the preparation of the opening balance sheet. The main criteria used by the Group in preparing the opening balance sheet are indicated in Note 3 in the section entitled “Main effects of adaptation to International Financial Reporting Standards (IFRSs)”.

b) Fair value

The fair value of an asset or a liability on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, independent parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability thus estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.

c) Financial instruments

c.1) Classification

Financial assets/liabilities held for trading: these include the financial assets and liabilities acquired with the intention of generating a profit from short-term fluctuations in their prices or from differences between their purchase and sale prices.

These headings also include financial derivatives not considered to qualify for hedge accounting and, in the case of financial liabilities held for trading, the financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).

Other financial assets and financial liabilities at fair value through profit or loss: the heading Other Financial Assets at Fair Value through Profit or Loss includes the financial assets not held for trading that:

•	are hybrid financial assets and contain an embedded derivative whose fair value cannot reliably be determined, or

•	are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure,

The heading Other Financial Liabilities at Fair Value through Profit or Loss includes the financial liabilities not held for trading that are hybrid financial liabilities and contain an embedded derivative whose fair value cannot be reliably estimated.

Financial instruments involved in this category are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and profit or loss that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked.

These headings include both the investment and customer deposits through unit-linked life insurance policies (in which the policyholder assumes the investment risk).

Available-for-sale financial assets: these include debt securities not classified as held-to-maturity investments or as financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as held for trading or as other financial assets at fair value through profit or loss.

Loans and receivables: this heading relates to the financing granted to third parties, classified on the basis of the nature thereof, irrespective of the nature of the borrower and the form of financing granted, and includes finance leases in which consolidated companies act as lessors.

The consolidated companies generally intend to hold the loans and credits granted by them until their final maturity; therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any corrections required to reflect the estimated losses on their recovery).

Held-to-maturity investments: this heading includes debt securities for which the Group, from inception and at any subsequent date, has the intention to hold until final maturity, since it has the financial capacity to do so.

Financial liabilities at fair value through equity: these include financial liabilities associated with available-for-sale financial assets arising as a result of a transfer of assets in which the transferor neither transfers nor retains substantially all the risks and rewards of ownership of the assets.

Financial liabilities at amortised cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.

Equity having the nature of a financial liability: this heading includes the liabilities issued by the consolidated entities which, although capital for legal purposes, do not meet the requirements for classification as equity. It also includes equity instruments issued by the consolidated entities that do not carry any voting rights.

c.2) Measurement

All financial instruments are initially recognised at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. In the case of quoted financial instruments, fair value will be taken to be their market price. For unquoted financial instruments, fair value will be obtained using the valuation techniques customarily used in the market.

Financial assets:

Financial assets are measured at fair value, except for:

•	Loans and receivables,

•	Held-to-maturity investments, and

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments.

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method. Amortised cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortisation (as reflected in the income statements) of any difference between the initial cost and the maturity amount, In the case of financial assets, amortised cost also includes any value adjustments for impairment.

The effective interest rate is the discount rate that exactly equates the carrying amount of a financial instrument to all its estimated cash flows of all kinds during its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and commissions which, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

Financial liabilities:

Financial liabilities are measured at amortised cost, except for:

•	Those included under the headings Financial Liabilities Held for Trading, Financial Liabilities at Fair Value through Profit or Loss and Financial Liabilities at Fair Value through Equity and the financial liabilities designated as hedged items in fair value hedges or as hedging instruments, which are all measured at fair value, and

•	Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments; these derivatives are measured at cost.

c.3) Recognition of changes in the measurement of financial assets and liabilities

Based on the classification of financial instruments, any changes in the carrying amounts of the financial assets and liabilities classified as held for trading and as other financial assets and liabilities though profit or loss are recognised with a balancing entry in the consolidated income statement; A distinction is made between the changes resulting from the accrual of interest and similar items, which are recorded under the headings Interest and Similar Income or Interest Expense and Similar Charges, as appropriate, and those arising for other reasons, which are recorded at their net amount under the heading Gains or Losses on Financial Assets and Liabilities in the consolidated income statement.

Valuation adjustments arising on available-for-sale financial assets are recognised temporarily under the heading Valuation Adjustments - Available-for-Sale Financial Assets, unless they relate to exchange differences, in which case they are recognised temporarily under the heading Valuation Adjustments - Exchange Differences.

Items charged or credited to the headings Valuation Adjustments - Available-for-Sale Financial Assets and Valuation Adjustments - Exchange Differences remain in the Group’s consolidated equity until the asset giving rise to them is removed from the consolidated balance sheet, whereupon they are charged or credited to the consolidated income statement.

Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognised with a balancing entry under the heading Valuation Adjustments - Non-Current Assets Held for Sale.

Valuation adjustments arising on financial liabilities at fair value through equity are recognised with a balancing entry under the heading Valuation Adjustments - Financial Liabilities at Fair Value through Equity.

In the specific case of financial instruments designated as hedged items or qualifying for hedge accounting (Note 2.2.e), valuation differences are recognised as follows:

•	In fair value hedges, the differences arising on both the hedging instruments and the hedged items – with regard to the type of risk being hedged – are recognised directly in the consolidated income statement.

•	In cash flow hedges and hedges of net investments in foreign operations, the valuation differences relating to the ineffective portion of the hedging transaction are recognised directly in the consolidated income statement.

•	In cash flow hedges, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading Valuation Adjustments - Cash Flow Hedges.

•	In hedges of net investments in foreign operations, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading Valuation Adjustments - Hedges of Net Investments in Foreign Operations.

In the two last-mentioned cases, the valuation differences are not recognised in profit or loss until the gains or losses of the hedged item are recognised in the income statement or until the date of maturity of the hedged item.

In fair value portfolio hedges of interest rate risk, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount are recorded in the consolidated income statement with a balancing entry under the heading Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk on the asset or liability side of the balance sheet, as appropriate.

In cash flow portfolio hedges of interest rate risk, the effective portion of the change in value of the hedging instrument is recognised temporarily under the heading Valuation Adjustments - Cash Flow Hedges until the forecast transactions are performed, at which time it is recorded in the consolidated income statement. The ineffective portion of the change in value of hedging derivatives is recognised directly in the consolidated income statement.

c.4) Impairment

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognised impairment losses are recognised in the consolidated income statement for the year in which the impairment is reversed or reduced.

Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions; Amounts collected in relation to impaired loans and receivables are used to recognise the related accrued interest and any excess amount is used to reduce the principal not yet repaid,

When the recovery of any recognised amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Debt instruments carried at amortised cost:

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. However, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale),

•	The various types of risk to which each instrument is subject, and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual interest rate at the discount date (if it is variable).

The possible impairment losses on these assets are determined:

•	Individually, for all significant debt instruments and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.

Criteria for determining impairment losses resulting from materialization of the insolvency risk of the obligors have been established. Under these criteria, a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Similarly, different classifications of transactions has been established on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of associated guarantees, and time in arrears for each of these risk groups it establishes the minimum impairment losses (“identified losses”) that must be recognised in the financial statements of consolidated entities.

In addition to the recognition of identified losses, it requires provisioning for the losses inherent in debt instruments not measured at fair value through profit or loss and in contingent risks classified as standard, taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred at the date of the financial statements, calculated using statistical procedures, that have not been allocated to specific transactions.

Inherent losses are quantified by applying the parameters established by the Bank of Spain on the basis of its experience and of information on the Spanish banking industry.

Other debt instruments:

The impairment losses on debt securities included in the available-for-sale financial asset portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognised in the consolidated income statement.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as Valuation Adjustments - Available-for-Sale Financial Assets and are recognised in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognised in the consolidated income statement for the year in which the recovery occurred.

Similarly, in the case of debt instruments classified as non-current assets held for sale, losses previously recorded in equity are considered to be realised – and are recognised in the consolidated income statement – on the date the instruments are so classified.

Equity instruments measured at fair value:

The criteria for quantifying and recognising impairment losses on these instruments are similar to those for other debt instruments, with the exception that any recovery of these losses recognised is under the heading Valuation Adjustments—Available-for-Sale Financial Assets.

Equity instruments measured at cost:

The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) per the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognised in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.

d) Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognised on the basis of their year of accrual using the effective interest method. Specifically, dividends received from other companies are recognised as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in a group of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognised for accounting purposes when it is received, as a recovery of the impairment loss.

Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognised in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

•	Those relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognised when collected.

•	Those arising from transactions or services that are provided over a year of time, which are recognised over the life of these transactions or services.

•	Those relating to a single act, which are recognised when the single act is carried out.

Non-financial income and expenses:

These are recorded for accounting purposes on an accrual basis.

Deferred collections and payments:

These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

Loan arrangement fees and commissions:

The financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees, must be deferred and recognised in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognised.

e) Financial derivatives and hedge accounting

Financial derivatives are instruments that permit the transfer to third parties of all or part of the credit and/or market risks associated with balances and transactions. The underlyings used in these derivatives can be interest rates, specific indices, the prices of certain securities, cross-currency exchange rates or other similar references.

All derivatives are recognised in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognised with a balancing entry under the heading Gains or Losses on Financial Assets and Liabilities in the consolidated income statement. Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price, If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognised by the financial markets, including the net present value (NPV) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Hedge accounting

A financial derivative may be considered as qualifying for hedge accounting only if it meets the following three conditions:

- It must hedge one of the following three types of risk:

•	Changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered (“fair value hedge”),

•	Changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out (“cash flow hedge”),

•	Net investment in a foreign operation (“hedge of net investments in foreign operations”), which, in practice, is equivalent to a cash flow hedge.

- It must effectively eliminate a significant portion of the risk inherent in the hedged item or position over the expected term of the hedge, which means that:

•	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

•	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).

- Lastly, there must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and the manner in which this hedge is expected to be achieved (provided that this is in line with the Group’s management of own risks).

Most of the hedges arranged by the Group are fair value hedges.

Portfolio hedge of interest rate risk

A portfolio hedge of interest rate risk is that which hedges the interest rate risk exposure of a certain amount of financial assets or financial liabilities forming part of the overall financial instrument portfolio, but not the interest rate risk exposure of specific instruments. Portfolio hedges can take the form of fair value or cash flow hedges.

The gains or losses arising from changes in the fair value of the interest rate risk of effectively financial instruments are charged or credited, as appropriate, to the heading Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk on the asset or liability side of the consolidated balance sheet.

At December 31, 2005, the Group had no portfolio hedge of interest rate risk operations.

f) Pension commitments and other commitments to employees

1. Companies in Spain

1.1. Post-employment benefits:

Following is a description of the most significant accounting criteria and the salient data relating to the post-employment benefit commitments of certain Group companies in Spain. These commitments include the undertaking to supplement the public social security benefits in the event of retirement, permanent disability or death; compensation and indemnities payable; and contributions to employee welfare systems for early retirees and post-employment welfare benefits.

1.1.1. Public social security system benefit supplement

Under the collective labour agreement in force, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after March 8, 1980), permanent disability, death of spouse or death of parent.

The employee welfare systems in place at the Group’s Spanish banks supersede and improve the terms and conditions of the collective labour agreement for the banking industry; the commitments envisaged in the event of retirement, death and disability cover all employees, including those hired on or after March 8, 1980. The Group’s Spanish banks externalised all their commitments to serving and retired employees pursuant to Royal Decree 1588/1999 of 15 October. These commitments are instrumented in Pension Plans, insurance contracts with a non-Group company and insurance contracts with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.93% owned by the Banco Bilbao Vizcaya Argentaria Group. These employee welfare systems include defined contribution commitments, the amounts of which are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. Defined benefit commitments are funded by insurance contracts and internal Group provisions.

Defined contribution commitments: the current contributions made by the Group’s Spanish companies for defined contribution retirement commitments covering substantially all current employees, which are recognised with a charge to the heading Personnel Expenses – Transfers to Pension Plans in the accompanying consolidated income statements, amounted to EUR 38,099 thousand and EUR 42,503 thousand in 2005 and 2004, respectively.

Defined benefit commitments: The Group’s Spanish companies have defined benefit commitments for permanent disability and death of current employees and early retirees; for death of certain retired employees; and defined-benefit retirement commitments applicable only to certain groups of serving employees (unvested benefits), or early retired employees (vested benefits) and of retired employees (ongoing benefits).

The present values of the vested obligations are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. The actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in 2005 and 2004 were as follows:

•	Mortality tables: PERM/F 2000 P

•	Discount rate: 4% (cumulative annual)/AA corporate bond yield curve

•	Consumer price index: 1.5% (cumulative annual)

•	Salary growth rate: at least 2.5% (cumulative annual; depending on employee group)

•	Retirement ages: those relating to the earliest dates at which the employees are entitled to retire

The defined benefit commitments at December 31, 2005 and 2004 were as follows:

	Thousands of Euros
	2005	2004
Pension commitments to retired employees	3,202,581	3,244,431
Pension contingencies in respect of current employees	240,405	227,307

	3,442,986	3,471,738

Coverage at end of each year:
Internal provisions	2,816,020	2,826,237
Insurance contracts with unrelated insurance companies	626,966	645,501

Total	3,442,986	3,471,738

The changes in 2005 and 2004 in the present value of the vested obligation for defined benefit commitments covered by the Group’s internal provisions were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at beginning of the year	2,826,237	3,240,686
+ Interest cost	106,926	112,988
+ Normal cost for the year	19,440	(100)
- Payments made	(145,347)	(135,676)
+/- Other	1,635	(359,041)
+/- Past service cost and actuarial losses (gains).	7,129	(32,620)

Present actuarial value at end of the year	2,816,020	2,826,237

The present actuarial value of the vested obligation for defined benefit commitments covered by insurance contracts with a non-Group company amounted to EUR 626,966 thousand and EUR 645,501 thousand at December 31, 2005 and 2004, respectively.

1.1.2. Early retirements

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.

In 2005 and 2004, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labour agreement in force. This offer was accepted by 677 and 1,372 employees, The total cost of these agreements amounts to EUR 286,279 thousand and EUR 571,628 thousand at December 31, 2005 and 2004, respectively (EUR 186,081 thousand and EUR 371,558 thousand, net of the related tax effect, respectively) and the corresponding provisions were recognised with a charge to the heading Provision Expense (Net) - Transfers to Funds for Pensions and Similar Obligations - Early Retirements in the accompanying consolidated income statement for 2005,

The present values of the vested obligations are quantified on a case-by-case basis. The actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in 2005 and 2004 were as follows:

•	Mortality tables: PERM/F 2000 P

•	Discount rate: 4% (cumulative annual) /AA corporate bond yield curve

•	Consumer price index: 1.5% (cumulative annual)

•	Retirement ages: those agreed upon contractually for each individual employee, relating to the earliest dates at which the employees are entitled to retire.

The changes in 2005 and 2004 in the present value of the vested obligation for commitments to early retirees in Spain were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at beginning of the year	2,656,743	2,461,263
+ Interest cost	94,528	86,904
+ Early retirements in the year	286,279	571,628
- Payments made	(477,197)	(466,413)
+/- Other changes	5,929	(3,068)
+/- Actuarial losses (gains)	16,285	6,429

Present actuarial value at end of the year	2,582,567	2,656,743

1.1.3. Post-employment welfare benefits

Certain Spanish Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method. The actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in 2005 and 2004 were as follows:

•	Mortality tables: PERM/F 2000 P

•	Discount rate: 4% (cumulative annual)/AA corporate bond yield curve

•	Consumer price index: 1.5% (cumulative annual)

•	Retirement ages: those relating to the earliest dates at which the employees are entitled to retire.

The detail of these commitments at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Post-employment welfare benefit commitments to retired employees	158,889	155,786
Vested post-employment welfare benefit contingencies in respect of current employees	51,721	48,107

Total	210,610	203,893
Coverage at end of each year:
Internal provisions (*)	210,610	203,893

The changes in 2005 and 2004 in the present value of the vested obligation for post-employment welfare benefit commitments were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at the beginning of the year	203,893	202,217
+ Interest cost	8,227	7,857
+ Normal cost for the year	2,165	2,051
- Payments made	(12,193)	(11,566)
+/- Other movements	(362)	—
+/- Actuarial losses (gains)	8,880	3,334

Present actuarial value at end of the year	210,610	203,893

1.1.4. Summary

Following is a summary of the charges recorded in the 2005 and 2004 consolidated income statements for the post-employment compensation commitments of Group companies in Spain:

	Thousands of Euros
	2005	2004
Interest expense and similar charges:
Interest cost of pension funds	210,999	208,977
Personnel expenses:
Socials attentions	2,165	2,051
Transfers to pension plans	61,019	44,286
Provision expense (net):
Transfers to funds for pensions and similar obligations
Pension funds	33,426	(29,720)
Early retirement	286,279	571,628

Total	593,888	797,222

At December 31, 2005 and 2004 there were no unfunded actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used.

1.2. Other commitments to employees:

1.2.1. Compensation in kind

Certain Spanish Group companies are obliged to deliver partially or fully subsidised goods and services under the collective labour agreements applicable to them and/or the related corporate agreements. The most significant employee welfare benefits granted by the Group’s Spanish banks, in terms of the type of compensation and the event giving rise to the commitment, are loans to employees, life insurance, study aid and long-service bonuses.

The scope of application of these employee welfare benefits varies from one company to another depending on the specific agreements that govern them. They may also be applied differently to employees of the same company, when different agreements are in force for each of the various employee groups.

Long-service bonuses are a form of long-term compensation, entitlement to which is conditional upon the qualifying beneficiary employees remaining in service for a stipulated number of years (15, 25, 40 or 50 years’ effective service in the case of share-based bonuses and 45 years’ effective service in the case of cash bonuses).

The present values of the vested obligations for long-service cash bonuses and for the gifts relating to long-service share-based bonuses (the treatment applicable to share-based payment is summarised in section 1.2.2 below) was quantified on a case-by-case basis using the projected unit credit valuation method. The main actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in 2005 and 2004 were as follows:

•	Mortality tables: PERM/F 2000 P

•	Disability tables: IASS – 90 (reflecting the experience of the Spanish Social Security authorities)

•	Assumed interest rate: 4% (cumulative annual) / AA corporate bond yield curve

•	Retirement ages: those relating to the earliest dates at which the employees are entitled to retire.

The changes in 2005 and 2004 in the present value of the vested obligation for these commitments were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at beginning of the year	31,590	30,693
+ Interest cost	1,318	1,228
+ Normal cost for the year	1,377	1,323
- Payments made	(545)	(735)
- Cash settlements for long-service bonus redemptions due to early retirement	(2,464)	(570)
+/- Actuarial losses (gains)	(1,243)	(349)
Present actuarial value at end of year Coverage at end of each year:	30,033	31,590
Internal provisions	30,033	31,590

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

The total cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees in the 2005 and 2004 was EUR 29,723 thousand and EUR 34,746 thousand, respectively, and these amounts were recognised with a charge to Personnel Expenses - Other in the accompanying consolidated income statements.

1.2.2. Bank share-based compensation system

In 2005 and 2004 the Bank had no target-based compensation plans involving the delivery of stock options or shares of Banco Bilbao Vizcaya Argentaria, S.A.

However, the Bank is obliged, under the related corporate agreement, to deliver shares of Banco Bilbao Vizcaya Argentaria, S.A. to certain of its employees when they complete a given number of years of effective service:

Number of Shares
15 years	180
25 years	360
40 years	720
50 years	900

The present values of the vested obligation at December 31, 2005 and 2004, in terms of the probable number of shares, were quantified on a case-by-case basis using the projected unit credit method. The main actuarial assumptions used in quantifying this obligation are summarised as follows:

•	Mortality tables: PERM/F 2000 P

•	Disability tables: IASS – 90 (reflecting the experience of the Spanish Social Security authorities)

•	Retirement ages: those relating to the earliest dates at which the employees are entitled to retire.

The changes in 2005 and 2004 in the present value of the vested obligation, in terms of the probable number of shares, for share-based long-service bonuses were as follows:

	Number of Shares
	2005	2004
Present actuarial value at the beginning of the year	6,658,067	6,932,004
+ Year accrual	399,753	385,661
- Deliveries made	(269,100)	(305,100)
+/- Actuarial losses (gains)	157,747	(354,498)

Present actuarial value at the end of year	6,946,467	6,658,067

In March 1999, pursuant to a resolution adopted by the Bank’s shareholders at the Annual General Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of EUR 2.14 per share (similar to the average reference price of the share-based commitments to Group employees existing at that date which the new shares were assigned to fund), These shares were subscribed and paid by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the related antidilution clauses. On several occasions since 1999 the call option was partially exercised to meet share-based commitments to Group employees. At December 31, 2004, the Bank still held an option on a total of 4,826,645 shares at a price of EUR 2.09 per share, which were assigned in full to share-based long-service bonuses. In 2005 the option was exercised on a total of 269,100 shares to settle long-service bonuses when they fell due (305,100 shares in 2004),

At December 31, 2005, the Bank still held an option on a total of 4,557,545 shares (4,826,645 shares at December 31, 2004) and, in addition, it had arranged a futures transaction with a non-Group entity on a total of 2,388,922 shares at an exercise price of EUR 15.06 per share (1,831,422 shares at an exercise price of EUR 12.30 per share at December 31, 2004).

The changes in 2005 and 2004 in the related internal provisions, which take into account the present value of the vested obligation, at any given date, in terms of the probable number of shares and the instruments assigned to the commitment, were as follows:

	Thousands of Euros
	2005	2004
Internal provision at beginning of year	32,614	33,692
+ Normal cost for the year	5,879	4,389
- Payments relating to partial exercises of the call option (Settlement of long-service bonuses when they fall due)	(562)	(638)
+/- Collections / (Payments) due to quarterly settlements of futures transactions	5,244	1,685
+/- Actuarial losses (gains)	2,375	(6,514)

Internal provision at end of year	45,550	32,614

In the last quarter of 2005, certain Group companies implemented a corporate programme for its permanent employees to enable them to acquire, at a discount, shares of Banco Bilbao Vizcaya Argentaria, S.A. with a possibility of financing the first phase through a personal loan. The conditions of the first phase of the programme comprise an initial discount of 4% of the employees’ initial investment, subject to the shares being held for a period of two years and to the delivery in shares of 3% of the initial investment after three and five years, respectively, if the initially acquired shares are held for that long. The total number of shares acquired as part of this programme amounted to 2.5 million at a market price of EUR 14.68 per share. The unamortized balance of the financing granted to employees amounts to EUR 30,064 thousand at December 31, 2005.

2. Companies abroad

2.1. Pension benefit supplement

Certain Group companies abroad and part of the Foreign Network of Banco Bilbao Vizcaya Argentaria, S.A., have post-employment benefit commitments to certain current and/or retired employees. The aggregate data, broken down by type of commitment, are as follows:

Defined contribution commitments in group companies abroad: the current contributions made by Group companies abroad for defined contribution commitments to current employees, which amounted to EUR 17,714 thousand and EUR 14,916 thousand in 2005 and 2004, respectively, are recognised with a charge to Personnel Expenses - Transfers to Pension Plans in the accompanying consolidated income statements.

Defined benefit commitments recovered in internal funds: the accrued liability for defined benefit commitments to current and/or retired employees, net, where appropriate, of the specific assets assigned to fund them, amounted to EUR 279,086 thousand and EUR 288,677 thousand at December 31, 2005 and 2004, respectively, and is included under Provisions – Provisions for Pensions and Similar Obligations in the accompanying consolidated balance sheets. Of these amounts, EUR 167,119 thousand and EUR 147,969 thousand relate to BBVA Bancomer, S.A. for the funding of vested commitments for pension supplements, long-service bonuses, and post-retirement medical services and life insurance, and EUR 40,778 thousand and EUR 84,089 thousand relate to BBVA Portugal, S.A. for the funding of vested commitments for pension supplements.

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities.

The present values of the vested obligations of Group companies abroad are quantified on a case-by-case basis, and the projected unit credit valuation method is used for current employees. As a general rule, the actuarial assumptions used are as follows: the discount rate is the AA corporate bond yield curve; the mortality tables are those applicable in each local market when an insurance contract is arranged; and the inflation and salary growth rates are those applicable in each local market. These assumptions should be prudent and mutually compatible.

The main actuarial assumptions used in quantifying the commitments of BBVA Bancomer, S.A. at December 31, 2005 and 2004 are summarised as follows:

•	Mortality tables: EMSSA 97

•	Discount rate: 9.20% cumulative annual (10.25% cumulative annual at December 31, 2004)

•	Consumer price index: 4.00% cumulative annual (5.0% cumulative annual at December 31, 2004)

•	Salary growth rate: at least 6.60% cumulative annual, depending on the commitment (7.63% cumulative annual at December 31, 2004)

•	Expected rate of return: 9.2% cumulative annual (10.25% cumulative annual at December 31, 2004)

The changes in 2005 and 2004 in the present value of the vested obligations of Bancomer, S.A., in the value of the assets assigned to fund these commitments and in the balances of Provisions – Provisions for Pensions and Similar Obligations relating to Bancomer, S.A. were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at beginning of year	478,478	466,516
Value of the assets assigned to funding of commitments	(330,509)	(324,318)

Balance at begining of year	147,969	142,198

Present actuarial value at end of year	632,783	478,478
Value of assets assigned to funding of commitments	(465,664)	(330,509)

Balance at end of year	167,119	147,969

	Thousands of Euros
	2005	2004
Balance at begining of year	147,969	142,198
+Finance Expenses	47,187	44,814
- Finance Income	(33,326)	(32,753)
+ Normal cost for the year	22,711	16,327
+/- Payments made and other net variations	(36,569)	(12,077)
+/- Exchange differences	29,097	(10,540)
+/- Actuarial losses (gains)	(9,950)	—
Balance at end of year	167,119	147,969

The main actuarial assumptions used in quantifying the commitments of BBVA Portugal, S.A. at December 31, 2005 and 2004 are summarised as follows:

•	Mortality tables: TV 88/90

•	Disability tables: 50% EKV 80

•	Turnover tables: 50% MSSL for employees hired prior to 1995

•	Discount rate: 4.50% (cumulative annual)

•	Consumer price index: 2.00% (cumulative annual)

•	Salary growth rate: 3.00% (cumulative annual)

•	Expected rate of return: 4.50% (cumulative annual)

The changes in 2005 and 2004 in the present value of the vested obligations of BBVA Portugal, S.A., in the value of the assets assigned to fund these commitments and in the balances of Provisions – Provisions for Pensions and Similar Obligations relating to BBVA Portugal, S.A. were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at beginning of year	268,415	249,438
Value of the assets assigned to funding of commitments	(184,326)	(175,897)

Balance at beginning of year	84,089	73,541

Present actuarial value at end of year	262,153	268,415
Value of assets assigned to funding of commitments	(221,375)	(184,326)

Balance at end of year	40,778	84,089

	Thousands of Euros
	2005	2004
Balance at beginning of year	84,089	73,541
+Finance Expenses	8,437	10,458
- Finance Income	(9,930)	(9,334)
+ Normal cost for the year	3,985	14,375
+/- Payments made and other net variations	(48,987)	(10,242)
+/- Actuarial losses (gains)	3,184	5,291
Balance at end of year	40,778	84,089

2.2. Post-employment welfare benefits:

BBVA Bancomer, S.A.’s accrued liability for defined benefit commitments to current and former employees, net of the specific assets assigned to fund them, amounted to EUR 351,461 thousand and EUR 283,921 thousand at December 31, 2005 and 2004, respectively and is included under the heading Provisions – Provisions for Pensions and Similar Obligations in the accompanying consolidated balance sheets.

The main actuarial assumptions used to quantify the current values of the commitments accrued in connection with the aforementioned agreement, at December 31, 2005 and 2004, are as follows:

•	Mortality tables: EMSSA 97

•	Discount rate: 9.20% cumulative annual rate at December 31, 2005 (10.25% cumulative annual rate at December 31, 2004).

•	Consumer price index: 4.00% cumulative annual rate at December 31, 2005 (5.00% cumulative annual rate at December 31, 2004).

•	Rate of inflation for medical services: 6.08% cumulative annual rate at December 31, 2005 (7.10% cumulative annual rate at December 31, 2004).

•	Expected rate of return: 9.20% cumulative annual rate at December 31, 2005 (10.25% cumulative annual rate at December 31, 2004).

The changes in 2005 and 2004 were as follows:

	Thousands of Euros
	2005	2004
Present actuarial value at beginning of year	324,043	319,885
Value of the assets assigned to funding of commitments	(40,122)	(22,887)

Balance at beginning of year	283,921	296,998

Present actuarial value at end of year	436,434	324,043
Value of assets assigned to funding of commitments	(84,973)	(40,122)

Balance at end of year	351,461	283,921

	Thousands of Euros
	2005	2004
Balance at beginning of year	283,921	296,998
+Finance Expenses	32,953	30,288
- Finance Income	(3,896)	(2,692)
+ Normal cost for the year	9,001	1,759
+/- Payments made and other net variations	(40,771)	(22,465)
+/- Actuarial losses (gains)	57,925	(19,967)
+/- Exchange differences	12,328	—

Balance at end of year	351,461	283,921

2.3. Summary:

The charges recorded in the 2005 and 2004 consolidated income statements for the post-employment benefit commitments of Group companies abroad totalled EUR 110,550 thousand and EUR 82,787 thousand, respectively.

At December 31, 2005 and 2004 there were no unfunded actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used.

3. Termination benefits

Termination benefits must be recognised when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There are currently no redundancy plans making it necessary to record a provision in this connection.

g) Exchange differences

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency of the entities and branches, and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency: foreign currency transactions performed by the consolidated entities and their branches are initially recognised in their respective financial statements at the equivalent value in their functional currencies, translated using the exchange rates prevailing at the transaction date. Subsequently, for the purpose of presentation in their separate financial statements, the consolidated entities translate the foreign currency balances to their functional currencies using the average spot exchange rates at year-end.

Entities whose functional currency is not the euro: the balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities: at the average spot exchange rates at December 31, 2005 and 2004.

•	Income and expenses and cash flows: at the average exchange rates for 2005 and 2004.

•	Equity items: at the historical exchange rates.

The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading Valuation Adjustments - Exchange Differences.

The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading Valuation Adjustments - Exchange Differences in the consolidated balance sheet until the item to which they relate is derecognised, at which time they are recorded in the income statement.

The breakdown of the main foreign currency balances in the consolidated balance sheet at December 31, 2005 and 2004, based on the nature of the related items, is as follows:

	Equivalent Value in Thousands of Euros
	Assets	Liabilities
2005
Cash and balances with Central Banks	9,091,495	—
Financial assets/liabilities held for trading	17,137,145	1,571,117
Available-for-sale financial assets	15,476,934	—
Loans and receivables	66,632,376	—
Investments	63,267	—
Tangible assets	1,680,676
Financial liabilities at amortised cost	—	118,665,788
Other	7,327,584	7,531,901

Total	117,409,477	127,768,806

	Equivalent Value in Thousands of Euros
	Assets	Liabilities
2004
Cash and balances with Central Banks	6,176,800	—
Financial assets/liabilities held for trading	15,637,769	2,329,659
Available-for-sale financial assets	10,587,927	—
Loans and receivables	47,381,972	—
Investments	94,957	—
Tangible assets	1,256,658	—
Financial liabilities at amortised cost	—	91,845,928
Other	5,640,993	4,522,866

Total	86,777,076	98,698,453

h) Entities and branches located in hyperinflationary economics

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by IFRSs. Accordingly, at December 31, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

i) Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading Non-current Assets Held for Sale reflects the carrying amount of the assets – composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) – which will very probably be sold in their current condition within one year from the date of the consolidated financial statements. Therefore, the carrying amount of these assets – which can be financial or non-financial – will foreseeably be recovered through the price obtained on their sale.

Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations are treated as non-current assets held for sale (foreclosed assets), unless the consolidated entities have decided to make continuing use of these assets.

Symmetrically, the heading Liabilities Associated with Non-current Assets Held for Sale reflects the balances payable arising on disposal groups and discontinued operations.

j) Sales and income from the provision of non-financial services

This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.

k) Insurance and reinsurance contracts

In accordance with standard accounting practice in the insurance sector, the consolidated insurance entities credit the amounts of the premiums they write and expense the cost of the claims incurred on final settlement thereof, Insurance entities are required to accrue at year-end the amount unearned at that date credited to their income statements and the incurred costs not charged to income.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them are: unearned premiums, unexpired risks, claims, mathematical reserves, life insurance policies in which the investment risk is borne by the policyholder, and bonuses (profit-sharing) and rebates.

The technical provisions for inward reinsurance are determined using criteria similar to those applied for direct insurance; these provisions are generally calculated on the basis of the information provided by the cedants. The technical provisions for direct insurance and inward reinsurance are presented in the consolidated balance sheet under the heading Liabilities under Insurance Contracts (Note 27).

The technical provisions for reinsurance ceded – which are calculated on the basis of the reinsurance contracts entered into and by applying the same criteria as those used for direct insurance - are presented in the consolidated balance sheet under the heading Reinsurance Assets (Note 19).

Reinsurance assets and Liabilities under insurance contracts -

The heading Reinsurance Assets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities.

The heading Liabilities under Insurance Contracts includes the technical reserves recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

The profit or loss reported by the Group’s insurance companies on their insurance activities are recorded under the heading Insurance activity income in the consolidated income statement (Note 48).

l) Tangible assets

Non-current tangible assets for own use:

Functional non-current assets, including both tangible assets intended to be held for continuing use received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and tangible assets acquired under finance leases – are presented at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).

For this purpose, the acquisition cost of foreclosed assets held for own use is equal to the carrying amount of the financial assets delivered in exchange for their foreclosure.

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The year tangible asset depreciation charge is recognised with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage

Buildings for own use	1,33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%
Remodelling of rented offices	6%

At each accounting close, the consolidated entities analyse whether there is any internal or external indication that the carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and / or to its revised carrying amount.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognise the reversal of the impairment loss recorded in prior years and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use is charged to the income statement for the year in which they are incurred.

Investments properties and other assets leased out under an operating lease:

The heading Investment Properties in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to functional tangible assets.

m) Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.

The purchase method addresses business combinations from the perspective of the acquirer. The acquirer must recognise the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognised by the acquiree.

This method involves measuring the cost of the business combination and assigning it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.

In addition, any purchases of minority interests after the date on which the Group obtains control of the acquiree are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.

n) Intangible assets

Goodwill

The positive differences between the cost of business combinations and the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquirees are recorded as goodwill on the asset side of the balance sheet, In other words, goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognised. Goodwill is not amortised but is submitted to impairment analysis. Any impaired goodwill is written off.

Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s business and/or geographical segments as managed internally by its directors.

The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognised, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognised, In any case, impairment losses on goodwill can never be reversed.

Other intangible assets

These assets can have an indefinite useful life – when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities – or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting year the consolidated entities review the remaining useful lives of the assets in order to ensure that they continue to be indefinite or, if this is not the case, to take the appropriate steps. The Group has not recognised any intangible assets with indefinite useful lives.

Intangible assets with finite lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with charge to the heading Impairment Losses (Net) - Other Intangible Assets in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the recovery of impairment losses recognised in prior years are similar to those used for tangible assets.

o) Inventories

Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading Other Assets - Inventories in the consolidated balance sheet included the land and other property held for sale in the property development business (Note 23).

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognised as an expense in the year in which the write-down or loss occurs. Subsequent reversal of any write-down is recognised in the consolidated income statement for the year in which it occurs.

When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the year in which the related revenue is recognised. The expense is included under the heading Cost of Sales in the accompanying consolidated income statement (Note 50) when it relates to activities that do not form part of the consolidated Group, or under the heading Other Operating Expenses in other cases.

p) Tax assets and liabilities

Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognised in the consolidated income statement, except when they result from transactions the gains or losses on which are recognised directly in equity, in which case the related tax effect is also recognised in equity.

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognised in the income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability settled.

Deferred tax assets are recognised to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilised.

The deferred tax assets and liabilities recognised are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed,

Income and expenses recognised directly in equity are recorded as temporary differences.

q) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.

Financial guarantees are measured at fair value which, on initial recognition and in the absence of evidence to the contrary, is the present value of the cash flows to be received, using an interest rate similar to that of the financial assets granted by the entity with a similar term and risk. Simultaneously, the present value of the future cash flows receivable, calculated using the aforementioned interest rate, is recognised under the heading Other Financial Assets.

Subsequent to initial recognition, contracts are treated as follows:

•	The value of contracts recorded under the heading Other Financial Assets is discounted by recording the differences in the consolidated income statement as interest income.

•	The fair value of guarantees recorded under the heading Accrued Expenses and Deferred Income - Other on the liability side of the balance sheet is allocated to the consolidated income statement as fee and commission income on a straight-line basis over the expected life of the guarantee, or by another method provided that it more adequately reflects the economic risks and rewards of the guarantee.

r) Leases

Leases are classified as finance leases when they transfer substantially the risks and rewards incidental to ownership of the asset forming the subject matter of the contract.

When the consolidated entities act as the lessor of an asset, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading Loans and Receivables in the consolidated balance sheet.

Leases other than finance leases are classified as operating leases, Assets provided under operating leases to Group entities are treated in the consolidated financial statements as assets held for own use and in the individual financial statements of the owner as other assets leased out under an operating lease or as investment property.

s) Provisions and contingent liabilities

Provisions are present obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.

Provisions are recognised in the balance sheet when each and every one of the following requirements is met: the Group has a present obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are possible obligations of the entity that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the present obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the entity, Contingent assets are not recognised in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

t) Transfers of financial assets and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognised.

If substantially all the risks and rewards associated with the transferred financial asset are retained, the transferred financial asset is not derecognised and continues to be measured using the same criteria as those used prior to the transfer.

Financial assets are only derecognised when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have extinguished or when they are acquired (with the intention either settle them or re-sell them).

u) Other equity instruments

The balance of the heading Shareholder’s Equity - Treasury Shares in the consolidated balance sheet relates to Bank shares held by certain consolidated companies at December 31, 2005 and 2004. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading Shareholder’s Equity—Other Equity Instruments in the consolidated balance sheet (Note 34).

All the shares of the Bank held by consolidated entities at December 31, 2005 and 2004 represented 0.22% and 0.08%, respectively, of the issued share capital at those dates (the transactions involving treasury shares in the years from January 1, to December 31, 2005 and 2004 are summarised in Note 34).

3. Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005

EU-IFRS 1 requires that the first consolidated financial statements prepared in accordance with EU-IFRSs include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

The reconciliation of the balances in the consolidated balance sheets and consolidated income statements is shown in Appendixes VI, VII and VIII, and the reconciliation adjustments to equity are shown in Appendix IX. The definition of certain terms used therein is as follows:

•	2003 closing: the balances at December 31, 2003 in accordance with the standards in force at that date (Bank of Spain Circular 4/1991).

•	2004 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force since January 1.

•	2004 closing: the balances at December 31, 2004 in accordance with Bank of Spain Circular 4/1991 in force at that date,

•	2005 opening: the balances at January 1, 2005 resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force.

•	2004 re-expressed balances: balances of year 2004 in accordance with new standards.

Main effects of adaptation to International Financial Reporting Standards (IFRSs)

The estimated main effects of adaptation to the new standards are as follows:

a) Basis of consolidation

The entry into force of EU-IFRSs led to a change in the basis of consolidation for certain companies (Note 2.1). The effects of this change were as follows:

•	The companies over which the Group exercises control, regardless of their business activity, were fully consolidated; the greatest economic impact resulting from this change was that relating to insurance companies and real estate companies, and

•	Certain investments were considered to be available-for-sale assets, since the Group could not demonstrate that it exercised significant influence over the investees.

b) Goodwill

Under the new standards goodwill is defined as the difference between the cost and the net fair value of the assets, liabilities and contingent liabilities acquired.

The main change is that goodwill is no longer amortised and is tested for impairment at least annually. In addition, goodwill must be stated in local currency, although that arising prior to January 1, 2004 can continue to be expressed in euros. The Group decided to initially recalculate in local currency the goodwill existing at January 1, 2004, the date of transition to EU-IFRSs.

Investments acquired subsequent to the obtainment of control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The goodwill recorded on the transactions performed after control was obtained were written off against the heading Minority Interests and the surplus amount against the heading Reserves.

c) Financial instruments

In accordance with the new standards, financial assets and liabilities held for trading are measured at fair value through profit or loss. Also, the gains and losses on the available-for-sale securities portfolio are recorded, net of their tax effect, in the equity account Valuation Adjustments.

As regards the classification of equity securities portfolios, under IFRSs significant influence is presumed to exist when an ownership interest of 20% is held in an investee. The Group classified Banca Nazionale del Lavoro, S.p.A. (BNL) as an associate, i.e. a company over which significant influence is exercised, since it considered that, although its equity interest is less than 20% (general criterion), the current shareholders’ agreement gives it significant influence over the management of this entity. The entities classified as associates under the previous accounting standards and in which the Group has an ownership interest of less than 20% were reclassified to the available-for-sale portfolio (except for BNL), since it is considered that the Group does not exercise significant influence over them (Note 2.1). Therefore, in accordance with the new standards in force, the goodwill of these entities was derecognised, their accumulated prior years’ profits or losses accounted for by the equity method were eliminated from reserves and, in addition, the differences relating from measuring these investments at market value were recorded under the heading Valuation Adjustments.

The recognition, measurement and disclosure criteria included in IASs 32 and 39, were applied retrospectively to January 1, 2004.

January 1, 2004 was considered to be the date of application of the rules on the derecognition of financial instruments, Transactions which on or after that date met the recognition and derecognition requirements included in IASs 32 and 39 were removed from the balance sheet (Note 14.3). However, the securitization funds created subsequent to January 1, 2004 through the transfer of derecognised loans, of which the Group retains certain of the risks or rewards, were included in the consolidated financial statements.

d) Loan portfolio provisioning

The BBVA Group estimated the impact of recording the provisions for the loan portfolio using the methods described in Note 2.2.c for estimating the impairment of financial instruments.

e) Loan arrangement fees

As a result of the application of the new accounting treatment for these fees (Note 2.2.d), the BBVA Group estimated the impact of reversing the fees and commissions credited to income in prior years with a charge to equity, using as a balancing entry the item “Accrued Expenses and Deferred Income”. With regard to 2004, the portion of these fees and commissions relating to that year were recognised in the income statement.

f) Pensions

Under EU-IFRSs the assumptions used to measure defined benefit pension commitments must be unbiased and mutually compatible, and the market interest rate relating to high quality assets must be used for discounting purposes, IFRSs also stipulate that, for employees subject to Spanish labour legislation, the actuarial assumptions to be used must be based on the applicable Spanish legislation and the actuarial assumptions published by the Directorate-General of Insurance and Pension Funds (DGSFP).

Also noteworthy in this connection is the treatment of the risks insured with Group companies pursuant to Royal Decree 1588/1999 on Externalisation as internal provisions (and their measurement as such) in the consolidated financial statements. The assets assigned are measured independently on the basis of their nature.

As a result of the application of these criteria, the Group reviewed all its actuarial assumptions for existing commitments and funded all the deficits relating to externalised commitments existing at January 1, 2004, the date of transition to EU-IFRSs.

All cumulative actuarial losses at January 1, 2004 were recognised with a charge to reserves.

g) Derivatives

Under EU-IFRSs all derivatives are measured at fair value through profit or loss. Hedging transactions require greater documentation and yearic monitoring of their effectiveness. In fair value hedges, changes in the fair value of the hedged item are recognised in income, and the related carrying amount is adjusted. The BBVA Group’s review of the validity of the transactions classified as hedges demonstrated that most of the hedges were highly effective.

The most significant impacts of EU-IFRSs are the recognition in reserves of the unrealised gains existing at the date of transition (January 1, 2004) and the recognition in profit or loss of the changes in the unrealised gains or losses for the year.

In the case of transactions that were designated as subject to hedge accounting at January 1, 2004 but which did not comply with the conditions of IAS 39 to be so designated, hedge accounting was discontinued. Net positions designated as hedged items under the previous standards and rules were replaced as hedged items at January 1, 2004 by an amount of assets or liabilities of the net positions.

Transactions initiated before January 1, 2004 were not designated as hedges retrospectively.

h) Preference shares

Preference shares that do not comply with Rule Fifty-Four of Bank of Spain Circular 4/2004 are classified under the heading Equity Having the Nature of a Financial Liability on the liability side of the balance sheet.

This reclassification has no effect on the calculation of eligible equity for the purposes of Bank of Spain Circular 5/1993, since these preference shares are still included in tier-one capital.

i) Tangible assets

In the case of tangible assets, the Group used as attributed cost on the revaluation date the amounts revalued prior to January 1, 2004, on the basis of the legislation then in force. In this connection, the revaluations performed under Spanish law and the adjustments for inflation made by subsidiaries in countries with inflation accounting were considered to be valid.

Also, certain tangible asset items were recognised at fair value and, therefore, this value was used as attributed cost at January 1, 2004.

j) Equity-instrument-based employee compensation

As permitted by IFRS 1 and Transitional Provision One of Bank of Spain Circular 4/2004, IFRS 2 were not applied to the equity instruments granted to employees before November 7, 2002 title to which had not yet passed to these employees on January 1, 2005.

k) Cumulative exchange differences

The cumulative exchange differences at January 1, 2004 of all businesses abroad were definitively charged or credited to reserves. Consequently, the exchange gains or losses arising on the subsequent sale or disposal by other means of businesses abroad relate only to the exchange differences that arose after January 1, 2004.

l) Transactions involving own equity instruments

The gains or losses obtained on transactions involving treasury shares are recognised as changes in equity and these shares continue to be carried at their acquisition cost. Under the previous accounting standards, these gains or losses were recognised in the income statement.

4. Banco Bilbao Vizcaya Argentaria Group

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004.

The Bank represented approximately 63.01% of the Group’s assets and 26.60% of consolidated profit before tax at December 31, 2005 (63.47% and 21.2%, respectively, at December 31, 2004), after the related consolidation adjustments and eliminations.

Summarised below are the financial statements of Banco Bilbao Vizcaya Argentaria, S.A. at December 31, 2005 and 2004:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AT DECEMBER 31, 2005 AND 2004 (SUMMARIZED)

- Thousands of Euros –

	2005	2004(*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	2,707,634	3,584,389
FINANCIAL ASSETS HELD FOR TRADING	31,223,865	33,786,124
AVAILABLE-FOR-SALE FINANCIAL ASSETS	32,895,371	27,320,242
LOANS AND RECEIVABLES	183,250,928	149,381,995
HELD-TO-MATURITY INVESTMENTS	3,959,264	2,221,502
HEDGING DERIVATIVES	2,505,102	4,033,289
NON-CURRENT ASSETS HELD FOR SALE	29,722	51,919
INVESTMENTS	13,296,918	12,068,994
INSURANCE CONTRACTS LINKED TO PENSIONS	2,089,985	2,097,376
TANGIBLE ASSETS	2,060,765	2,034,013
INTANGIBLE ASSETS	51,920	37,316
TAX ASSETS	3,939,982	3,308,695
PREPAYMENTS AND ACCRUED INCOME	512,377	310,954
OTHER ASSETS	616,788	426,173

TOTAL ASSETS	279,140,621	240,662,981

	2005	2004(*)
TOTAL LIABILITIES AND EQUITY
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	14,579,963	11,735,827
FINANCIAL LIABILITIES AT AMORTISED COST	242,037,543	206,918,252
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	183,201
HEDGING DERIVATIVES	947,007	2,317,121
PROVISIONS	6,376,428	6,292,468
TAX LIABILITIES	1,579,989	786,274
ACCRUED EXPENSES AND DEFERRED INCOME	762,477	718,074
OTHER LIABILITIES	7,004	1,262
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—

TOTAL LIABILITIES	266,290,411	228,952,479

EQUITY
VALUATION ADJUSTMENTS	1,809,782	933,037
SHAREHOLDERS’ EQUITY	11,040,428	10,777,465
Capital	1,661,518	1,661,518
Share premium	6,658,390	6,682,603
Reserves	2,001,854	1,877,718
Other equity instruments	141	—
Less: Treasury shares	(29,773)	(8,500)
Profit attributed to the Group	1,918,142	1,581,382
Less: Dividends and remuneration	(1,169,844)	(1,017,256)

TOTAL EQUITY	12,850,210	11,710,502

TOTAL EQUITY AND LIABILITIES	279,140,621	240,662,981

(*)	Presented only for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (SUMMARIZED)

- Thousands of Euros –

	2005	2004(*)
INTEREST AND SIMILAR INCOME	7,169,319	6,382,852
INTEREST EXPENSE AND SIMILAR CHARGES	(4,473,854)	(3,701,087)
INCOME FROM EQUITY INSTRUMENTS	1,056,912	1,091,478

NET INTEREST INCOME	3,752,377	3,773,243

FEE AND COMMISSION INCOME	1,928,985	1,689,587
FEE AND COMMISSION EXPENSES	(330,718)	(326,743)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	529,671	189,643
EXCHANGE DIFFERENCES (NET)	132,573	205,341

GROSS INCOME	6,012,888	5,531,071

OTHER OPERATING INCOME	80,690	80,326
PERSONNEL EXPENSES	(2,014,,427)	(1,938,901)
OTHER ADMINISTRATIVE EXPENSES	(804,027)	(757,170)
DEPRECIATION AND AMORTISATION	(196,843)	(207,526)
OTHER OPERATING EXPENSES	(62,807)	(56,649)

NET OPERATING INCOME	3,015,654	2,651,151

IMPAIRMENT LOSSES (NET)	(441,825)	(601,981)
PROVISION EXPENSE (NET)	(378,539)	(670,962)
OTHER GAINS	107,872	448,368
OTHER LOSSES	(34,985)	(2,472)

INCOME BEFORE TAX	2,268,177	1,824,104

INCOME TAX	(350,035)	(242,722)
INCOME FROM ORDINARY ACTIVITIES	1,918,142	1,581,382
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

INCOME FOR THE YEAR	1,918,142	1,581,382

(*)	Presented only for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005

AND 2004 (SUMMARIZED)

- Thousands of Euros –

	2005	2004 (*)
NET INCOME RECOGNISED DIRECTLY IN EQUITY	876,745	291,581
Available-for-sale financial assets	992,180	279,767
Financial liabilities at fair value through equity	—	—
Cash flow hedges	(65,607)	—
Hedges of net investments in foreign operations	—	—
Exchange differences	(49,828)	11,814
Non-current assets held for sale	—	—
INCOME FOR THE YEAR	1,918,142	1,581,382
TOTAL INCOME AND EXPENSES FOR THE YEAR	2,794,887	1,872,963

(*)	Presented only for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(SUMMARIZED)

- Thousands of Euros –

	2005	2004 (*)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	1,918,142	1,581,382
Adjustment to profit:	1,414,257	1,445,596
Adjusted profit	3,332,399	3,026,978
Net increase/decrease in operating assets	(35,678,851)	(19,824,845)
Financial assets held for trading	2,562,259	(4,127,044)
Available-for-sale financial assets	(4,130,001)	1,676,829
Loans and receivables	(34,133,846)	(18,220,954)
Other operating assets	22,737	846,324
Net increase/decrease in operating liabilities	35,212,225	22,358,151
Financial liabilities held for trading	2,844,136	1,036,983
Financial liabilities measured at amortised cost	33,983,507	21,055,019
Other operating liabilities	(1,615,418)	266,149
Total net cash flows from operating activities (1)	2,865,773	5,560,284
CASH FLOWS FROM INVESTING ACTIVITIES
Investments (-)	2,982,316	6,613,831
Divestments (+)	266,755	752,289
Total net cash flows from investing activities (2)	(2,715,561)	(5,861,542)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance/Redemption of capital (+/-)	—	1,998,750
Acquisition of own equity instruments (-)	2,619,475	2,228,215
Disposal of own equity instruments (+)	2,615,499	2,280,902
Issuance/Redemption of non-voting equity units (+/-)	—	—
Issuance/Redemption of other equity instruments (+/-)	141	—
Issuance/Redemption of capital having the nature of a financial liability (+/-)	—	—
Issuance/Redemption of subordinated liabilities (+/-)	701,763	784,458
Issuance/Redemption of other long-term liabilities (+/-)	—	—
Dividends/Interest paid (-)	1,600,483	1,352,353
Other items relating to financing activities (+/-)	(115,435)	(14,516)
Total net cash flows from financing activities (3)	(1,017,990)	1,469,026
EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(1,623)	573
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(869,401)	1,168,341
Cash or cash equivalents at beginning of year	3,576,883	2,408,542
Cash or cash equivalents at end of year	2,707,482	3,576,883

(*)	Presented only for comparison purposes only.

The total assets and finance income of the Group’s most significant subsidiaries at December 31, 2005 and 2004 are as follows:

		Thousands of Euros
		2005		2004
	COUNTRY	Total Assets	Finance Income	Total Assets	Finance Income
BBVA Bancomer Group	Mexico	59,219,806	5,495,088	47,641,124	3,498,240
BBVA Chile Group	Chile	6,468,472	486,809	5,040,878	323,876
BBVA Puerto Rico	Puerto Rico	5,852,238	258,016	3,977,188	196,720
BBVA Banco Francés Group	Argentina	4,273,340	398,241	3,436,801	285,231
BBVA Banco Provincial Group	Venezuela	5,133,080	454,128	3,620,137	393,699
BVA Continental Group	Peru	4,555,641	251,337	3,133,771	174,526
BBVA Colombia Group	Colombia	4,740,948	290,508	2,331,336	220,608

Appendix V includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders at December 31, 2005.

At December 31, 2005 and 2004, certain foreign non-BBVA Group credit institutions held significant ownership interests in the following fully consolidated companies:

2005

•	A.F.P. Provida (a Bank of New York investee as a depositary in ADR’s programme)

2004

•	A.F.P. Horizonte Colombia (a Granahorrar investee)

•	A.F.P. Provida (a Bank of New York investee as a depositary in ADR’s programme)

The changes in the ownership interests held by the Group in the most significant subsidiaries and the situation of these interests at December 31, 2005 were as follows:

BBVA-Bancomer Group (Mexico)-

Grupo Financiero BBV-Probursa, S.A. de C.V. and the companies in its group, including most notably Banco Bilbao Vizcaya México, S.A., joined the Group in July 1995, In the first half of 2000, it was resolved to merge Grupo Financiero BBV-Probursa, S.A. de C.V. into Grupo Financiero BBVA Bancomer, S.A. de C.V. Following this merger, which was carried out in July 2000, the Group’s ownership interest in Grupo Financiero BBVA Bancomer, S.A. de C.V. was 36.6%.

In the year from 2001 to 2003, the Group acquired various holdings in the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., as a result of which its ownership interest was 59.43% at December 31, 2003.

On March 20, 2004, the BBVA Group completed the tender offer on 40.6% of the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represented 39.45% of the share capital of the Mexican entity, Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. was 98.88%, which, as a result of the purchase of shares subsisting in the market, increased to 99.70% at December 31, 2004.

At December 31, 2005, following the purchase of shares subsisting in the market, BBVA held an ownership interest of 99.96% in the share capital of Grupo BBVA Financiero Bancomer, S.A.

BBVA Banco Francés (Argentina)-

In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and assumed its management. Further acquisitions and a capital increase prior to December 31, 2003 brought the Group’s ownership interest to 79.6% at that date.

On January 21, 2004, BBVA Banco Francés, S.A. presented the new formulation of the regularization and reorganization plan (which had begun in 2002) requested by the Argentine authorities. The new plan envisaged, mainly, the sale of this company’s subsidiary BBVA Banco Francés (Cayman) Ltd. to BBVA, S.A., which was carried out on March 18, 2004, and the conversion into equity of a USD 78 million loan granted by BBVA, S.A. to BBVA Banco Francés, S.A.

In compliance with the commitment thus assumed, on April 22, 2004, the Annual General Meeting of BBVA Banco Francés, S.A. authorized a capital increase with a par value of ARP 385 million, which was carried out in October 2004, BBVA subscribed to the capital increase at BBVA Banco Francés, S.A. through the conversion into equity of a USD 78 million loan it had granted to this investee. On February 23, 2005, the Superintendant of Financial and Exchange Institutions considered that the regularization and reorganization plan had been completed.

At December 31, 2004 and 2005, the ownership interest held in this company was 76.14% and 76.08%, respectively.

Consolidar Group (Argentina)-

The Consolidar Group joined the Group in October 1997, when a 63.33% ownership interest was reached through BBVA Banco Francés.

At December 31, 2004 and 2005, the Group held ownership interests of 53.89%, 65.96% and 66.67% in Consolidar Administradora de Fondos de Jubilación y Pensiones (AFJP), S.A., Consolidar Cía. de Seguros de Vida, S.A. and Consolidar Seguros de Retiro, S.A., respectively, through Banco Francés.

Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.-

In July 1998 BBV Puerto Rico absorbed PonceBank, an entity with total assets of USD 1,095 million, through a capital increase of USD 166 million. Also in 1998, BBV Puerto Rico acquired the assets and liabilities of Chase Manhattan Bank in Puerto Rico for a disbursement of USD 50 million.

At December 31, 2004 and 2005, the ownership interest held in this company was 100%.

BBVA Chile Group-

In September 1998, the Group acquired a 44% holding in Banco BHIF, S.A., currently BBVA Chile, S.A., and assumed the management of the group headed by this Chilean financial institution. In 1999 additional shares were acquired, bringing the Group’s total holding in this entity to 53.3% at December 31, 1999.

At December 31, 2004, the ownership interest held in BBVA Chile, S.A. was 66.27%, and additional acquisitions of capital in 2005 brought this figure up to 66.62%.

A.F.P. Provida, S.A. (Chile)-

On July 1, 1999, the Group acquired a 41.17% holding in, and assumed the management of, Administradora de Fondos de Pensiones Provida, S.A. Subsequent investments brought the holding to 64.32% in December 2004.

The ownership interest held by the Group at December 31, 2005 was 64.32%.

BBVA Banco Provincial Group (Venezuela)-

In March 1997, the Group acquired 40% of the share capital of Banco Provincial, S.A. and higher-percentage holdings in the other Provincial Group companies; consequently, it assumed the management of this group. Further acquisitions made in subsequent years raised the Bank’s holding in the Provincial Group to 55.60% at December 31, 2004 and 2005.

BBVA Banco Continental Group (Peru)-

In April 1995, the Group acquired 75% of the share capital of Banco Continental, S.A. through Holding Continental, S.A. (50%-owned by the Group) and assumed the management of the financial group headed by Banco Continental, S.A. Subsequently, in 2004 Holding Continental, S.A. increased its ownership interest in Banco Continental, S.A. to 92.04%, and this percentage remained unchanged in 2005.

BBVA Colombia Group-

In August 1996, the Group acquired 40% of the ordinary shares (equal to 35.1% of the total share capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.). Subsequently, additional holdings were acquired, bringing the ownership interest to 95.37% at December 31, 2003.

At December 31, 2005 and 2004, the ownership interest held by the Group was 95.37%.

Changes in the Group in 2005-

The most noteworthy acquisitions of subsidiaries in 2005 were as follows:

•	On 6 January, pursuant to the agreement entered into in September 2004 and after obtaining the mandatory authorisations, the Group, through BBVA Bancomer, acquired all the shares of Hipotecaria Nacional, S.A. de C.V., a Mexican company specialising in the mortgage business. The price paid was MXP 4,121 million (approximately EUR 276,048 thousands) and the goodwill recognised amounted to EUR 259,111 thousands at December 31, 2005.

•	On 28 April, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorisations, BBVA, S.A. acquired all the shares of Laredo National Bancshares, Inc., a bank holding located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was USD 859.6 million (approximately EUR 666,110 thousands) and the goodwill recognised amounted to EUR 473,941 thousands at December 31, 2005.

•	On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions, FOGAFIN, sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The financial offer made by BBVA Colombia for the acquisition of Banco Granahorrar, S.A. totalled USD 423.66 million, This transaction was performed in December 2005 after authorisation had been obtained from the related supervisory and control bodies, The price paid was Colombian pesos 981,572.2 million, approximately EUR 364,163 thousands, and the goodwill recognised amounted to EUR 266,862 thousands at December 31, 2005.

Changes in the Group in 2004-

The most noteworthy transactions in 2004 were as follows:

•	On March 31, 2004, Finanzia Renting, S.A. was merged into BBVA Renting, S.A., effective for accounting purposes from January 1, 2004. These two companies were wholly-owned investees of BBVA.

•	On July 21, 2004, the deed was executed for the merger of Corporación Área Inmobiliaria, S.L. into BBVA Área Inmobiliaria, S.L. through the transfer en bloc of the assets and liabilities of the former to the latter, and the dissolution of the former. On this same date the deed was executed whereby BBVA Área Inmobiliaria, S.L. changed its name to Anida Grupo Inmobiliario, S.L.

•	On October 8, 2004, the Group completed the purchase of all the shares of Valley Bank, an entity located in California, for USD 16.7 million (EUR 13.13 million). This was BBVA’s first commercial banking transaction in mainland USA.

•	On October 12, 2004, the Group sold the El Salvador welfare business comprising BBVA Crecer AFP and BBVA Seguros, S.A. – Seguros de Personas - in which BBVA had ownership interests of 62% and 51%, respectively, for USD 42.8 million (EUR 32.83 million), giving rise to a gain of EUR 12.3 million.

5. Distribution of profit

In 2005 the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2005 profit, amounting to a total of EUR 0.345 gross per share. The aggregate amount of the interim dividends declared at December 31, 2005, net of the amount collected and to be collected by the consolidable Group companies, was EUR 1,166,644 thousand and is recorded under Dividends and Remuneration in the related consolidated balance sheet (Note 23). The last of the aforementioned interim dividends, which amounted to EUR 0.115 gross per share and was paid to the shareholders on January 10, 2006, was recorded under the heading Financial Liabilities at Amortised Cost – Other Financial Liabilities in the consolidated balance sheet at December 31, 2005 (Note 26).

The provisional accounting statements prepared in 2005 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividends were as follows:

	Thousands of Euros
	31/05/05 Dividend 1	31/08/05 Dividend 2	30/11/05 Dividend 3
Interim dividend-
Profit at each of the dates indicated, after the provision for income tax	502,337	1,156,526	1,630,026
Less-
Interim dividends paid	—	(389,948)	(779,896)

Maximum amount distributable	502,337	766,578	850,130

Amount of proposed interim dividend	389,948	389,948	389,948

The Bank’s Board of Directors will propose to the shareholders at the Annual General Meeting that a final dividend of EUR 0.0186 per share be paid out of 2005 income, Based on the number of shares representing the share capital at December 31, 2005 (Note 32), the final dividend would amount to EUR 630,698 thousand and profit would be distributed as follows:

Thousands of Euros
Net profit for 2005 (Note 4)	1,918,142

Distribution:
Dividends
- Interim	1,166,844
- Final	630,698
To voluntary reserves	117,600

6. Earnings per share

Basic earnings per share are determined by dividing net profit or losses attributable to the Group in a given year by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held.

Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of share options, warrants and convertible debt instruments outstanding at year-end.

The “diluted number” of shares linked to warrants outstanding at year-end is determined in two stages: firstly, the hypothetical liquid amount that would be received on the exercise of these warrants is divided by the annual average price of the share and, secondly, the difference between the amount thus quantified and the present number of potential shares is calculated; this represents the theoretical number of shares issued disregarding the dilutive effect. Profit or loss for the year is not adjusted.

Therefore:

	Thousands of Euros
	2005	2004
Net profit for the year (thousands of euros)	3,806,425	2,922,596
Weighted average number of shares outstanding (millions of shares)	3,384	3,369
Basic earnings per share (euros)	1.12	0.87
Diluted earnings per share (euros)	1.12	0.87

7. Basis and methodology for segment reporting

Segment information is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Subsequently, on the basis of its established organisational structure, the Group classifies and combines the units to form the various segments. Also, the legal-entity companies composing the Group are assigned to the various businesses. If the diversity of a given company’s business so requires, its activity and results are assigned to various units.

After defining the composition of each business segment, the Group applies the management adjustments inherent to the model. The most significant adjustments are as follows:

–	Equity: the Group allocates economic capital commensurate with the risks incurred by each business and assesses capital requirements in respect of credit, market and operational risk. Initially, it quantifies the amount of shareholders’ (capital and reserves) attributable to the risks relating to each segment. This amount is used as a basis to determine the return on equity (ROE) of each business. Subsequently, the Group assigns all other eligible funds (eligible subordinated debt and preference shares) issued by the Group, and the costs associated thereto, to each segment. In the Americas business area (except for Argentina and International Private Banking, which apply this method), the Bank assigns as capital the underlying carrying amount of the ownership interest held by the BBVA Group and records the amounts relating to minority interests under Eligible Capital – Other.

–	Inter-segment transfer pricing: the rates used to calculate the margins of each business are adjusted to the maturities and interest-rate review years of the various assets and liabilities composing each unit’s balance sheet.

–	Assignment of operating expenses: in line with the new accounting standards, BBVA has perfected its expense allocation procedures. Direct and indirect expenses are attributed to the various segments, except for those not closely and specifically related to the segment’s business, i.e. expenses that are of a distinctly corporate or institutional nature for the Group as a whole.

The primary basis of segment reporting relates to the Group’s business segments: Retail Banking Spain and Portugal, Wholesale and Investment Banking and Business in the Americas, which relate to the Group’s highest level of management.

The Corporate Activities area handles the Group’s general management functions. These consist basically of managing BBVA’s structural interest and exchange rate positions, liquidity and own funds. This area also includes the unit responsible for managing the industrial portfolio and investments.

The secondary basis of segment reporting relates to geographical segments. Information is prepared for the Group companies located in the Americas, detailing the banking, pension and insurance activities carried on in each of the countries.

Accordingly, the current composition of the Group’s main business segments is as follows:

–	Retail Banking Spain and Portugal: this segment includes the retail, asset management and private banking businesses conducted by the Group in Spain and Portugal. Therefore, it combines the individual-customer and SME segments in the domestic market, the Finanzia/Uno-e Group (which engages in e-banking, consumer finance, card distribution and renting activities), the Private Banking business, the pension and mutual fund managers, the insurance business and BBVA Portugal. This Area also includes the Depositary Unit that in 2004 was in Investment Banking.

–	Wholesale and Investment Banking: this segment encompasses the (domestic and international) corporate banking business and institutional banking business carried on by the Group with large enterprises and institutions. It also includes the cash room businesses located in Spain, Europe and New York, the equity securities distribution and origination business, securities custody services, and the business and real estate project activities not conducted through equity interests held by the Group in large corporations.

–	The Americas: this segment comprises the activity and results of the Group’s banks in the Americas and of their investees, including pension fund managers and insurance companies, as well as the International Private Banking business.

This segmentation is based on the current internal organisational structure established by the BBVA Group for the management and monitoring of its business activities in 2005. On December 20, 2005 the Board of Directors approved a new organisational structure for the BBVA Group.

The detail of the contribution to attributed income of each of the aforementioned segments, and of their efficiency ratios and ROEs for the year from January 1 to December 31, 2005 is as follows:

BUSINESS SEGMENTS 2005	TOTAL ASSETS (Thousands of Euros)	% TOTAL ASSETS / GROUP ASSETS	ATTRIBUTED INCOME (Thousands of Euros)	% ATTRIB, INCOME / GROUP PROFIT	Efficiency Ratio Incl, Amortisation/ Depreciation	Efficiency Ratio Excl, Amortisation/ Depreciation	% ROE
Retail Banking Spain and Portugal	145,722,691	37.14%	1,613,578	42.4%	43.3%	41.4%	32.1%
Wholesale and Investment Banking	164,730,390	41.98%	591,811	15.5%	29.7%	29.2%	25.9%
The Americas	104,711,649	26.69%	1,819,565	47.8%	46.4%	42.9%	33.8%
Corporate Activities	35,903,646	9.15%	(218,529)	(5.7)%	—	—	—
Inter-segment positions (1)	(58,678,882)	(14.96)%	—	—	—	—	—

Total	392,389,494	100.0%	3,806,425	100.0%	46.7%	43.2%	37.0%

BUSINESS SEGMENTS 2004	TOTAL ASSETS (Thousands of Euros)	% TOTAL ASSETS / GROUP ASSETS	ATTRIBUTED INCOME (Thousands of Euros)	% ATTRIB, INCOME / GROUP PROFIT	Efficiency Ratio Incl, Amortisation/ Depreciation	Efficiency Ratio Excl, Amortisation/ Depreciation	% ROE
Retail Banking Spain and Portugal	127,347,238	38.66%	1,426,517	48.8%	45.6%	43.4%	32.5%
Wholesale and Investment Banking	147,280,601	44.71%	403,739	13.8%	33.2%	32.5%	17.7%
The Americas	74,845,022	22.72%	1,194,821	40.9%	48.7%	44.2%	26.1%
Corporate Activities	20,266,295	6.15%	(102,439)	(3.5)%	—	—	—
Inter-segment positions (1)	(40,298,000)	(12.23)%	—	—	—	—	—

Total	329,441,156	100.0%	2,922,638	100.0%	48.6%	44.6%	44.67%

(1)	The negative amount recorded under Inter-Segment Positions contains crossed positions between the various business segments.

8. Remuneration of the Bank’s directors and senior management

Remuneration and other benefits paid to directors and to members of the Management Committee

•	Remuneration of non-executive directors

The detail, by item, of the remuneration paid to the non-executive members of the Board of Directors in 2005 is as follows:

	Thousands of euros
	BOARD	STANDING COMMITTEE	AUDIT	APPOINMENTS AND COMPENSATION	RISK	COMMITTEE CHAIRMANSHIP	TOTAL
JUAN CARLOS ALVAREZ MEZQUIRIZ	115	146	—	37	—	—	298
RICHARD C. BREEDEN	312	—	—	—	—	—	312
RAMON BUSTAMANTE Y DE LA MORA	115	—	62	—	94	—	271
JOSE ANTONIO FERNANDEZ RIVERO (*)	115	—	—	—	—	187	302
IGNACIO FERRERO JORDI	115	—	62	—	—	94	271
ROMAN KNÖRR BORRAS	115	146	—	—	—	—	261
RICARDO LACASA SUAREZ	115	—	—	—	94	156	365
CARLOS LORING MARTINEZ DE IRUJO	115	—	62	37	—	—	214
ENRIQUE MEDINA FERNANDEZ	115	146	—	—	94	—	355
SUSANA RODRIGUEZ VIDARTE	115	—	62	—	—	—	177
JOSE MARIA SAN MARTIN ESPINOS	115	146	—	37	—	—	298
TELEFONICA ESPAÑA, S.A.	115	—	—	—	—	—	115

TOTAL	1,577	584	248	111	282	437	3,239

(*)	In 2005 this director received, in addition to the amounts shown in the preceding table, a total of EUR 652 thousand relating to his early retirement bonus as a former BBVA senior executive.

•	Remuneration of executive directors

The detail, by item, of the remuneration paid to the executive directors in 2005 is as follows:

	Thousands of Euros
	FIXED REMUNERATIONS	VARIABLE REMUNERATION (*)	TOTAL (**)
CHAIRMAN	1,649	2,486	4,135
CHIEF EXECUTIVE OFFICER	1,220	2,097	3,317
GENERAL SECRETARY	544	645	1,189
TOTAL	3,413	5,228	8,641

*	Figures relating to variable remuneration for 2004 paid in 2005.
**	In addition, the executive directors received remuneration in kind totalling EUR 33 thousand in 2005, of which EUR 7 thousand goes to chairman; EUR 14 thousands to Chief Excecutive Officer; EUR 12 thousands to general secretary.

The executive directors earned the following amounts of variable remuneration in 2005, and these amounts, which are recognised under the heading Accrued Expenses and Deferred Income in the financial statements, will be paid in the first quarter of 2006:

Thousand of euros
Chairman	2,744
Chief Executive Officer	2,304
General Secretary	703

•	Remuneration of the members of the Management Committee

The remuneration paid in 2005 to the members of BBVA’s Management Committee, excluding executive directors, comprised EUR 6,730 thousand of fixed remuneration and EUR 15,751 thousand of variable remuneration earned in 2004 and received in 2005.

In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling EUR 521 thousand in 2005.

The members of the Management Committee earned variable remuneration totalling EUR 14,012 thousand in 2005, and this amount, which is recognised under the heading Accrued Expenses and Deferred Income in the financial statements, will be paid in the first quarter of 2006.

The membership of the Management Committee increased from 12 to 18 in December 2005. This section includes information relating to all the members of the Management Committee at December 31, 2005, excluding executive directors.

•	Long-term incentive plan for 2003 to 2005

The multi-year remuneration plan for the management team, including executive directors and the Management Committee, for the years from 2003 to 2005, will be settled in the first half of 2006. This plan established certain long-term (2003/2005) objectives taking into consideration the BBVA Group’s position regarding earnings per share, efficiency and ROE in comparison to its benchmark competitors. Under the plan, a sliding scale would be applied to the ordinary variable remuneration received by beneficiaries over its three-year term.

At the end of the 2003/2005 period, following publication by the benchmark entities of their final data, the average earnings per share, efficiency and ROE figures for the three-year period will be calculated.

Taking into account the 2003 and 2004 data and the published information for 2005, it is estimated that the amounts to be paid to the executive directors when the multi-year remuneration plan is settled will be as follows: the Chairman, EUR 4,812 thousand; the Chief Executive Officer, EUR 4,034 thousand and the Director-General Secretary, EUR 1,229 thousand.

These amounts were recorded under the heading Accrued Expenses and Deferred Income with a charge to Personnel Expenses in 2003, 2004 and 2005, respectively.

Also, it is considered that the amounts to be paid to the members of the Management Committee in settlement of the multi-year remuneration plan will total EUR 16,939 thousand were recorded under the heading Accrued Expenses and Deferred Income with a charge to Personnel Expenses in 2003, 2004 and 2005, respectively.

The implementation of the long-term incentive plan does not entail the granting to the beneficiaries of BBVA shares or share options.

•	Welfare benefit obligations

The provisions recorded at December 31, 2005 to cater for welfare benefit obligations to non-executive members of the Board of Directors were as follows:

DIRECTORS	Thousand of Euros
JUAN CARLOS ALVAREZ MEZQUIRIZ	248
RAMON BUSTAMANTE Y DE LA MORA	259
JOSE ANTONIO FERNANDEZ RIVERO	101
IGNACIO FERRERO JORDI	258
ROMAN KNÖRR BORRAS	195
RICARDO LACASA SUAREZ	245
CARLOS LORING MARTINEZ DE IRUJO	75
ENRIQUE MEDINA FERNANDEZ	369
SUSANA RODRIGUEZ VIDARTE	131
JOSEMARIA SAN MARTIN ESPINOS	346

TOTAL	2,227

Of this cumulative total, EUR 623 thousand were recorded with a charge to income in 2005.

The provisions recorded at 2005 year-end to cater for welfare benefit obligations to executive directors were as follows:

Thousand of Euros
CHAIRMAN	43,242
CHIEF EXECUTIVE OFFICER	38,545
GENERAL SECRETARY	5,986
Total	87,773

Of this cumulative total, EUR 14,272 thousand was recorded with a charge to income in 2005.

Also, insurance premiums amounting to EUR 70 thousand were paid on behalf of members of the Board of Directors.

•	Termination benefits

As stipulated in their contracts, the Bank’s executive directors (Chairman, Chief Executive Officer and Director-General Secretary) are entitled to receive termination benefits in the event that they are terminated for a reason other than their own free will, retirement, disability or serious breach of their duties.

Per the terms of their respective contracts, the termination benefits payable to these executive directors in the event of their termination as such in 2006 would be: EUR 122,568 thousand.

Entitlement to receive these termination benefits is conditional upon these directors’ handing in their notice as such, resigning from any posts they hold at other entities in representation of the Bank, relinquishing their pre-existing labour relations with the Bank (including that of senior management) and waiving any termination benefits other than those specified.

From the termination date, the individual concerned will be barred, for a period of two years, from providing services to other financial institutions that compete with the Bank or its subsidiaries, as stipulated by Board regulations.

9. Risk exposure

Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:

Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions; they include three types of risk:

Currency risk, which arises as a result of changes in the exchange rate between currencies.

Fair value interest rate risk, which arises as a result of changes in market interest rates.

Price risk, which arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.

Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.

The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system. Following is a summary of each of the three components:

- Corporate risk management structure

The Board of Directors is the body that determines the Group’s risk policy. It approves, where appropriate, any non-delegated financial transactions or programmes involving credit risk, with no restrictions as to the amount. It also authorises the operating limits and the delegation of powers relating to credit risk, market risk and structural risk.

These tasks are performed by the Standing Committee, which reports to the Board.

The Board has a Lending Committee, a specialized body whose functions include, inter alia: assessment of the Group’s risk management in terms of risk profile and capital map, broken down by business and area of activity; evaluation of the general risk policies and establishment of limits by type of risk or business, and of management resources, procedures and systems, structures and processes; approval of individual or group risks that may affect the Bank’s solvency, in keeping with the established delegation system; analysis and approval, where appropriate, of credit risks in terms of maximum customer or group exposure; monitoring of the Group’s various risks, ensuring they comply with the profile defined by the Group; ensuring compliance with the recommendations of regulatory and supervisory bodies, and implementation of these recommendations in the Group’s risk management model; and analysis of the Group’s risk control systems.

The Asset-Liability Committee (ALCO) is the body responsible for actively managing the Group’s structural liquidity, interest rate and currency risks, and its core capital.

The Internal Risk Committee, which is composed of the persons responsible for Group risk management at corporate level, develops and implements the risk management model at BBVA and ensures that the risks assumed by the Group are in line with the target risk profile defined by the governing bodies.

The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.

- Tools, circuits and procedures

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria. Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical and Monte Carlo simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.

Internal control – risk maps

The Group has an independent function which, in keeping with the recommendations of the regulators, draws up Risk Maps identifying any gaps in the Group’s risk management and the best practices, and establishes working plans with the various business areas to remedy these gaps.

Market risk management

a.1) Risk management in market areas

The BBVA Group manages together credit and market risks in the market and treasury areas through their Central Risk Unit.

The detail, by instrument, of the risk exposure at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Credit institutions	27,470,224	16,702,957
Fixed-income securities	82,009,555	83,211,589
Derivatives	8,525,664	7,607,036

Total	118,005,443	107,521,582

The BBVA Group manages together credit and market risks in the market and treasury areas through their Central Risk Unit.

In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of EUR 10,749 million in credit risk exposure at December 31, 2005.

With regard to market risk (including interest rate risk, currency risk and equity price risk), BBVA’s limit structure determines an overall VaR limit for each business unit and specific sublimits by type of risk, activity and desk. The Bank also has in place limits on losses and other control mechanisms such as delta sensitivity calculations, which are supplemented by a range of indicators and alerts which automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.

The market risk profile at December 31, 2005 and 2004 was as follows:

	Thousands of Euros
	2005	2004
Interest risk	11,284	12,322
Spread risk	3,343	3,967
Currency risk	1,717	1,216
Stock-market risk	2,024	2,261
Vega risk	4,443	3,904
Correlation risk	1,817	1,986

a.2) Structural interest rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. To this end, the ALCO actively manages the balance sheet through transactions intended to optimize the level of risk assumed in relation to the expected results, thus enabling the Group to comply with the tolerable risk limits.

The ALCO bases its activities on the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring sensitivity to 100-basis-point changes in market interest rates, the Group performs probabilistic calculations to determine the economic capital for structural interest rate risk in the BBVA Group’s banking activity (excluding the Treasury Area) based on interest rate curve simulation models.

All these risk measurements are subsequently analysed and monitored, and the levels of risk assumed and the degree of compliance with the limits authorised by the Standing Committee are reported to the various managing bodies of the BBVA Group.

Following is a detail of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group in 2005:

	Average Impact on Net Interest Income
	100 Basis-Point Increase				100 Basis-Point Decrease
Entities	EURO	DOLLAR	OTHER	TOTAL	TOTAL
BBVA	-156	-8	-4	-166	+168
Other Europe	+2	-0	-0	+2	-3
BBVA Bancomer	—	+19	+90	+109	-108
BBVA Chile	—	+0	-4	-4	+4
BBVA Colombia	—	-0	+7	+7	-7
BBVA Banco Continental	—	+3	-2	+1	-1
BBVA Banco Provincial	—	+1	+7	+8	-7
BBVA Puerto Rico	—	-3	—	-3	+0

(*)	In millions of euros.

	Average Impact on Economic Value
	100 Basis-Point Increase				100 Basis-Point Decrease
Entities	EURO	DOLLAR	OTHER	TOTAL	TOTAL
BBVA	+483	+28	-3	+508	-580
Other Europe	-20	-0	-0	-20	+21
BBVA Bancomer	—	+7	-4	+3	+5
BBVA Chile	—	+1	-47	-46	+50
BBVA Colombia	—	-1	+4	+3	-3
BBVA Banco Continental	—	-16	-7	-23	+25
BBVA Banco Provincial	—	+0	+7	+7	-7
BBVA Puerto Rico	—	+0	—	+0	-12

(*)	In millions of euros.

As part of the measurement process, the Group established the assumptions regarding the evolution and behaviour of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.

a.3) Structural currency risk

Structural currency risk derives mainly from exposure to exchange rate fluctuations arising in relation to the Group’s foreign subsidiaries and from the endowment funds of the branches abroad financed in currencies other than the investment currency.

The ALCO is responsible for arranging hedging transactions to limit the net worth impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange rate scenario simulation model which quantifies possible changes in value with a confidence interval of 99% and a pre-established time horizon. The Standing Committee limits the economic capital or unexpected loss arising from the currency risk of the foreign-currency investments.

At December 31, 2005, the coverage of structural currency risk exposure stood at 44%.

a.4) Structural equity price risk

The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. At December 31, 2005, the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to EUR 84 million, 75% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk Area measures and effectively monitors the structural equity price risk. To this end, it estimates the sensitivity figures and the capital required to cover the possible unexpected losses arising from fluctuations in the value of the companies in the investment portfolio, with a confidence interval equal to the entity’s target rating, taking into account the liquidity of the positions and the statistical behaviour of the assets under consideration. These measurements are supplemented by periodic stress- and back-testing and scenario analyses.

b) Credit risk management

Loans and receivables –

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under Loans and Receivables in the accompanying consolidated balance sheets at December 31, 2005 and 2004 is shown in Note 14.

The detail, by heading, of the Group’s maximum credit risk exposure at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Gross credit risk (amount drawn down)	252,274,622	198,230,469
Loans and receivables	222,413,025	176,672,820
Contingent liabilities	29,861,597	21,557,649
Market activities	118,005,443	107,533,914
Drawable by third parties	85,001,452	60,716,878

Total	455,281,517	366,481,261

The detail, by geographical area, of the aforementioned balance at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Gross credit risk (amount drawn down)	252,274,622	198,230,469
Spain	199,043,387	163,821,433
Other European countries	6,462,795	5,721,920
The Americas	46,768,440	28,687,116
Mexico	24,499,054	14,714,176
Puerto Rico	3,293,317	2,484,770
Chile	5,918,357	3,941,860
USA	1,797,094	56,691
Argentina	2,109,233	1,695,668
Peru	2,846,359	1,959,688
Colombia	2,845,845	1,446,183
Venezuela	2,397,018	1,543,935
Other	1,062,163	844,145

Total	252,274,622	198,230,469

At December 31, 2005, 79 corporate groups had drawn down loans of more than EUR 200 million, which taken together constitute a total risk exposure of EUR 37,151 million, 14.7% of the total for the Group at December 31, 2005. 95% of these corporate groups have an investment grade rating. The breakdown, based on the geographical area in which the transaction was originated, is as follows: 67% in Spain, 21% in the Bank’s branches abroad, and 12% in Latin America (9% in Mexico alone). The detail, by sector, is as follows: Institutional (30%), Real Estate and Construction (17%), Telecommunications (10%), Consumer Goods and Services (10%), and Electricity and Gas (10%).

The exposure to the business activity on the private sector of the Spanish companies shows high credit quality; 80.7% of the portfolio has a rating equal or high than BBB (investment grade) and 51.9% is focused in the A level or higher, as indicated in next chart:

RATINGS	% exposure
AAA/AA	35.6
A	23.5
BBB+	8.8
BBB	6.1
BBB-	6.6
BB+	5.4
BB	4.8
BB-	3.4
B+	3.1
B	1.9
B-	0.7
CCC	0.1

Total	100

Loans and advances to other debtors –

The detail, by transaction type, status, sector and geographical area, of the carrying amounts of the financial assets included under Loans and Advances to Other Debtors in the accompanying consolidated balance sheets at December 31, 2005 and 2004, disregarding the impairment losses, is shown in Note 14.3.

The Group’s lending to the private sector resident in Spain totalled EUR 140 billion. Its risk exposure is highly diversified between financing provided to individuals and businesses, and there are no significant concentrations in the sectors that are more sensitive to the current economic scenario.

Past-due and overdrawn customer loans included in Receivable on Demand and Other amounted to EUR 1,023 million at December 31, 2005 (EUR 946 million at December 31, 2004).

Impaired assets –

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under the heading Impaired Assets in the accompanying consolidated balance sheets at December 31, 2005 and 2004 is shown in Note 14.4.

The detail, by geographical area, of the impaired assets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Spain	1,051,072	1,169,599
Other European countries	37,419	33,708
The Americas	1,293,838	1,044,746
Mexico	573,004	433,314
Puerto Rico	71,482	62,102
Chile	234,513	172,190
USA	18,576	0
Peru	82,139	66,498
Argentina	38,464	71,892
Colombia	223,041	160,548
Venezuela	15,795	22,588
Other	36,824	55,614

Total	2,382,329	2,248,053

The changes in the period from January 1, 2005 to December 31, 2005 in impaired loans and advances to other debtors in the foregoing detail are detailed in Note 14.4.

At December 31, 2005 and 2004, the doubtful balances of the various business segments were as follows:

	Thousands of Euros
	2005	2004
Retail Banking Spain and Portugal	852,844	940,215
Wholesale and Investment Banking	122,769	169,476
The Americas	1,295,765	1,046,136
Corporate Activities	110,951	92,226

Total (*)	2,382,329	2,248,053

(*)	Includes contingent liabilities.

Impairment losses –

The changes in the balance of the provisions for impairment losses on the assets included under Loans and Receivables are shown in Note 14.4.

In addition, at December 31, 2005, the provisions for impairment losses on off-balance-sheet items amounted to EUR 452 million (EUR 349 million at December 31, 2004) (Note 28).

c) Liquidity risk

The aim of liquidity risk management and control is to ensure that the Bank’s payment commitments can be met without having to resort to borrowing funds under onerous conditions.

The Group’s liquidity risk is monitored using a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, ascertains the Bank’s possible liquidity requirements; and the structural, medium- and long-term approach, which focuses on the financial management of the balance sheet as a whole.

The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-, medium- and long-term liquidity risk, which is authorized by the Standing Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts.

The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (GTL), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The GTL comprises personnel from the Short-Term Cash Desk, Financial Management and Risk Central Unity on Markets Areas-Structural Risk. If the alert is serious, the GTL reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.

10. Cash and balances with central banks

The breakdown of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Cash	2,408,841	1,790,632
Balances at the Bank of Spain	2,387,142	3,140,392
Balances at other central banks	7,545,334	5,192,066

Total	12,341,317	10,123,090

(*)	Includes Valuation Adjustments.

11. Financial assets and liabilities held for trading

11.1. Breakdown of the balance

The breakdown of the balances of these headings in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005		2004
	Receivable	Payable	Receivable	Payable
Debt securities	24,503,507	—	30,396,579	—
Other equity instruments	6,245,534	—	5,690,885	—
Trading derivatives	13,262,740	13,862,444	10,948,596	12,802,912
Short positions	—	2,408,221	—	1,331,501

Total	44,011,781	16,270,865	47,036,060	14,134,413

11.2. Debt securities

The breakdown of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Issued by central banks	141,820	294,242
Spanish government bonds	2,501,499	6,906,877
Foreign government bonds	13,132,841	14,654,416
Issued by Spanish financial institutions	923,835	747,864
Issued by foreign financial institutions	5,022,035	4,879,106
Other debt securities	2,780,373	2,914,074
Securities lending	1,104	—

Total	24,503,507	30,396,579

The debt securities included under Financial Assets Held for Trading earned average annual interest of 5.29% in 2005 (7.02% in 2004).

The detail, by geographical area, of the balance of Debt Securities is as follows:

	Thousands of Euros
	2005	2004
Europe	9,331,740	16,795,670
United States	3,187,479	2,394,949
Latin America	11,518,730	10,826,552
Rest of the world	465,558	379,408

Total	24,503,507	30,396,579

11.3. Other equity instruments

The breakdown of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Shares of Spanish companies	3,326,259	2,988,917
Credit institutions	502,968	272,833
Other	2,823,291	2,726,084

Shares of foreign companies	1,273,550	1,493,200
Credit institutions	140,167	86,741
Other	1,133,383	1,406,559
Share in the net assets of mutual funds	1,645,725	1,198,768

Total	6,245,534	5,690,885

11.4. Trading derivatives

The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheet at December 31, 2005 and 2004 is as follows:

2005 Thousands of Euros	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Other Risks	Total
Organised markets
Financial futures	4,069	(5,833)	(53)	39,747	10,724	48,654
Options	(299)	(279)	253,062	—	—	252,484
Other products	—	593	—	—	—	593
OTC markets
Credit institutions
Forward transactions	107,695	128,384	(7,614)	—	—	228,465
Future rate agreements (FRAs)	—	20	—	—	—	20
Swaps	(7,656)	(78,072)	29,639	(1,896)		(57,985)
Options	(92,819)	154,547	(189,327)	—	(4,132)	(131,731)
Other products	(2,276)	(235,129)	—	—	—	(237,405)
Other financial Institutions
Forward transactions	(25,389)	—	—	—	—	(25,389)
Future rate agreements (FRAs)	—	(68)	—	—	—	(68)
Swaps	—	(108,432)	(4,830)	(592)	—	(113,854)
Options	(31,527)	(177,943)	(40,845)	—	—	(250,315)
Other products	(262)	54,917	—	—	—	54,655
Other sectors
Forward transactions	(168,653)	—	214	—	—	(168,439)
Future rate agreements (FRAs)	—	1,736	—	—	—	1,736
Swaps		421,392	(346,225)	(1,471)	—	73,696
Options	(12,434)	294,900	(557,431)	—	—	(274,965)
Other products	(56)		—	—	—	(56)

Total	(229,607)	450,373	(863,410)	35,788	6,592	(599,904)

of which: Asset Trading Derivatives	1,301,581	9,836,714	1,921,374	98,444	104,627	13,262,740

of which: Liability Trading Derivatives	(1,531,188)	(9,385,981)	(2,784,784)	(62,656)	(98,035)	(13,862,644)

2004 Thousands of Euros	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Total
Organised markets
Options	4,434	(18)	(56,911)	—	(52,495)
OTC markets
Credit institutions
Forward transactions	(58,944)	865	—	—	(58,079)
Future rate agreements (FRAs)	—	(1,829)	—	—	(1,829)
Swaps	(7,521)	(631,399)	(15,728)	(331)	(654,979)
Options	31,208	(29,367)	(176,823)		(174,982)
Other financial Institutions
Forward transactions	(110,128)	—	—	—	(110,128)
Future rate agreements (FRAs)	—	(47)	—	—	(47)
Swaps	(14,052)	(382,059)	(5,094)	(287)	(401,492)
Options	1,068	(36,310)	13,356		(21,886)
Other sectors
Forward transactions	(737,767)	—	—	—	(737,767)
Future rate agreements (FRAs)	—	677	—	—	677
Swaps	(94,137)	530,896	(15,768)	(721)	420,270
Options	36,108	(25,765)	(71,922)	—	(61,579)

Total	(949,731)	(574,356)	(328,890)	(1,338)	(1,547,955)

of which: Asset Trading Derivatives	2,030,065	8,611,741	285,815	20,975	10,948,596

of which: Liability Trading Derivatives	(2,979,796)	(9,186,097)	(614,705)	(22,314)	(12,802,912)

12. Other financial assets at fair value through profit or loss

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2005	2004
Debt securities	282,916	58,771
Unit-linked products	282,916	58,771
Other equity instruments	1,138,337	1,000,719
Other securities	264,249	241,618
Unit-linked products	874,088	759,101

Total	1,421,253	1,059,490

13. Available-for-sale financial assets

13.1. Breakdown of the balance

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2005	2004
Debt securities	50,731,597	44,814,277
Issued by central banks	514,633	450,698
Spanish government bonds	14,277,305	16,318,064
Foreign government bonds	21,919,543	16,137,449
of which: doubtfully receivable from foreign general government	3,056	346,484
Issued by credit institutions	9,523,871	7,149,153
Resident	773,652	608,017
Nonresident	8,750,219	6,541,136
of which: doubtfully receivable from foreign credit institutions	81	—

Other debt securities	4,496,245	4,758,913
Resident	1,583,903	2,001,701
Nonresident	2,912,342	2,757,212
of which: doubtfully receivable from nonresidents	—	1,030
Other (Securities lending)	—	—

Other equity instruments	6,058,891	8,032,779
Shares of Spanish companies	3,840,320	6,124,453
Credit institutions	16,587	18,803
Quoted	—	2,216
Unquoted	16,587	16,587
Other	3,823,733	6,105,650
Quoted	3,731,873	6,012,753
Unquoted	91,860	92,897

Shares of foreign companies	783,300	1,032,959
Credit institutions	272,256	260,399
Quoted	236,847	245,747
Unquoted	35,409	14,652
Other	466,044	772,560
Quoted	398,976	493,509
Unquoted	67,068	279,051

Shares in the net assets of mutual funds	1,480,271	875,367

Total gross	56,790,488	52,847,056

Prepayments and accrued income and adjustments for hedging derivatives	3,381,799	305,891
Impairment losses	(138,299)	(149,402)

Total net	60,033,988	53,003,545

In 2005 and 2004, EUR 428,560 thousand and EUR 974,412 thousand, respectively, were debited to Valuation Adjustments and recorded under Gains/Losses on Financial Assets and Liabilities in the consolidated income statements for 2005 and 2004.

The detail, by geographical area, of the debt securities and other equity instruments included under this heading, disregarding accruals and impairment losses:

	Thousands of Euros
	2005	2004
Europe	42,174,090	41,377,085
United States	4,129,727	1,575,299
Latin America	9,820,752	9,000,123
Rest of the world	665,919	894,549

Total	56,790,488	52,847,056

13.2. Impairment losses

Following is a summary of the changes in 2005 and 2004 in the impairment losses on available-for-sale financial assets:

	Thousands of Euros
	2005	2004
Balance at beginning of year	149,402	192,797

Increase in impairment losses charged to income	8,183	—
Decrease in impairment losses credited to income	(27,615)	(68,815)
Elimination of impaired balance due to transfer of asset to write-off	(17,161)	—
Transfers	1,501	—
Exchange differences	23,989	25,420

Balance at end of year	138,299	149,402

Of which:
-Determined individually	83,928	85,782
-Determined collectively	54,371	62,620

At December 31, 2005 and 2004, the balances of the individually determined impairment losses related in full to debt securities from countries belonging to the Latin America geographical area.

14. Loans and receivables

14. 1. Breakdown of the balance

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004, based on the nature of the related financial instrument, is as follows:

	Thousands of Euros
	2005	2004
Loans and advances to credit institutions	27,373,957	16,603,694
Money market operations through counterparties	—	241,999
Loans and advances to other debtors	221,994,586	175,593,496
Debt securities	2,292,537	5,497,509
Other financial assets	2,784,054	2,366,666

Total gross	254,445,134	200,303,364

Less: valuation adjustments (*)	(5,048,487)	(3,411,161)

Total net	249,396,647	196,892,203

(*)	The valuation adjustments shown above relate to the accrual of interest and similar income and to the valuation adjustments of the hedging derivatives associated with loans and advances.

14. 2. Loans and advances to credit institutions

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004, based on the nature of the related financial instrument, is as follows:

	Thousands of Euros
	2005	2004
Reciprocal accounts	379,827	396,719
Deposits with agreed maturity	13,202,414	9,429,882
Demand deposits	540,982	342,951
Other accounts	791,623	443,547
Reverse repurchase agreements	12,459,111	5,990,595

Total, gross	27,373,957	16,603,694

Less: valuation adjustments	96,267	99,263

Total, net	27,470,224	16,702,957

14. 3. Loans and advances to other debtors

The detail, by loan type, status, sector and geographical area, of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004, disregarding the balance of the impairment losses, is as follows:

	Thousands of Euros
	2005	2004
By loan type and status -
Financial paper	6,566	48,540
Commercial credit	20,101,790	12,289,969
Secured loans	101,527,208	77,221,108
Credit accounts	19,312,007	17,028,327
Other loans	61,671,944	53,703,804
Reverse repurchase agreements	1,176,327	719,798
Receivable on demand and other	8,716,758	6,595,709
Finance leases	7,138,174	5,784,623
Impaired assets (*)	2,343,812	2,201,614

Total gross	221,994,586	175,593,492

Valuation adjustments	(5,144,106)	(3,510,420)

Total net	216,850,480	172,083,072

(*)	EUR (2,260) thousand of accrued interest are included

Through several of its financial institutions the Group provides financing to its customers to enable them to acquire both personal and real property through finance lease contracts which are recorded under this heading.

The breakdown, by borrower sector, of the balance of this heading at December 31, 2005 and 2004 is as follows:

Thousands of Euros	2005	2004
Public sector	22,125,331	20,345,386
Agriculture	2,504,423	1,607,838
Industry	17,929,750	16,714,665
Real estate and construction	36,561,531	25,232,071
Trade and finance	36,194,157	17,703,404
Loans to individuals	82,583,257	70,613,165
Leases	6,725,825	6,340,870
Other	17,370,312	17,036,093

Total	221,994,586	17,593,496

The detail, by geographical area, of the balance of Loans and Advances to Other Debtors at December 31, 2005 and 2004 is as follows:

Thousands of Euros	2005	2004
Europe	170,789,741	144,332,632
United States	6,196,086	3,043,899
Latin America	43,490,220	27,099,398
Rest of the world	1,518,539	1,117,567

Total	221,994,586	175,593,496

Of the total balance of Loans and Advances to Other Debtors, EUR 5,468,142 thousand and EUR 1,972,784 thousand relate to loans securitised through three securitisation funds created by the Group at December 31, 2005 and 2004, respectively; since the Group retains the risks and rewards of these loans, they cannot be derecognised. The detail of these loans, based on the nature of the related financial instrument, is as follows (see Notes 2.2.t, 3.c and 42):

	Thousands of Euros
SECURITISATIONS	2005	2004
Derecognised on the balance sheet	1,587,209	2,096,440
Securitised mortgage assets	376,180	387,855
Other securitised assets	1,211,029	1,708,585
Retained on the balance sheet	5,468,142	1,972,784
Securitised mortgage assets	2,249,752	579,351
Other securitised assets	3,218,390	1,393,433

Total	7,055,351	4,069,224

14.4. Impaired assets and impairment losses

The changes in 2005 and 2004 in the Impaired Assets balance were as follows:

	Thousands of Euros
	2005	2004
Balance at beginning of year	2,201,614	2,923,849

Additions	1,939,737	2,004,660
Recoveries	(1,527,040)	(1,559,012)
Transfers to write-off	(666,534)	(713,188)
Exchange differences and other	398,295	(454,695)

Balance at end of year	2,346,072	2,201,614

The changes in the balance of the provisions covering the impairment losses on the assets included under Loans and Receivables were as follows:

	Thousands of Euros
	2005	2004
Balance at beginning of year	4,621,654	5,045,608

Increase in impairment losses charged to income	1,418,758	1,718,549
Decrease in impairment losses credited to income	(597,704)	(574,755)
Acquisition of subsidiaries in the year	145,884	1,095
Disposal of entities in the year	(2,034)	—
Recovery of fixed-income security provisions	—	14,067
Elimination of impaired balance due to transfer of asset to write-off	(666,534)	(713,188)
Transfers to written-off loans	2,960	(21,226)
Exchange differences	370,128	(146,401)
Other	293,544	(702,095)

Balance at end of year	5,586,656	4,621,654

Of which:
-Determined individually	2,041,573	1,867,695
-Determined collectively	3,545,083	2,753,959

Of which:
Based on the nature of the asset covered:	5,586,656	4,621,654
Loans and advances to credit institutions	17,423	31,860
Loans and advances to other debtors	5,562,545	4,589,748
Debt securities	648	—
Other financial assets	6,040	46

Of which:
By geographical area:	5,586,656	4,621,654
Europe	3,179,172	2,783,002
United States	39,444	1,169
Latin America	2,350,656	1,821,313
Rest of the world	17,384	16,170

EUR 666,534 thousand and EUR 713,188 thousand of financial assets were derecognised in 2005 and 2004 because the probability of recovering them was considered to be remote.

At December 31, 2005 and 2004, financial income amounting to EUR 1,051,687 thousand and EUR 750,018 thousand had accrued, respectively, but was not recorded in the consolidated income statement because there were doubts regarding its collectability.

15. Held-to-maturity investments

At December 31, 2005 and 2004, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Thousands of Euros
	2005	2004
Quoted Spanish government bonds	363,022	337,435
Quoted foreign government bonds	2,272,187	1,297,558
Issued by Spanish credit institutions	264,150	154,065
Issued by foreign credit institutions	481,940	325,191
Debentures and bonds	583,080	111,357
Issued by other resident sectors	583,080	111,357

Total, gross	3,964,379	2,225,606
Impairment losses	(5,114)	(4,104)

Total, net	3,959,265	2,221,502

All these balances are in Europe.

The gross changes in 2005 and 2004 in the balance of this heading in the consolidated balance sheets are summarised as follows:

	Thousands of Euros
	2005	2004
Balance at beginning of year	2,225,606	—
Acquisitions	1,884,773	2,225,606
Redemptions	(146,000)	—

Balance at end of year	3,964,379	2,225,606

Following is a summary of the changes in 2005 and 2004 in the impairment losses on held-to-maturity investments:

	Thousands of Euros
	2005	2004
Balance at beginning of year	4,104	—
Increase in impairment losses charged to income	1,008	4,106
Other	2	(2)

Balance at end of year	5,114	4,104

-Determined collectively	5,114	4,104

16. Hedging derivatives (receivable and payable)

The detail of the fair value of the hedging derivatives held by the Group at December 31, 2005 and 2004 and recognised in the consolidated balance sheets is as follows:

2005 Thousands of Euros	Exchange Risk	Interest Rate Risk	Equity Price Risk	Total
Organised Markets
Fair value micro-hedge	—	(8,067)	(2,377)	(10,444)
Credit institutions
Fair value micro-hedge	(1,715,271)	740,877	31,370	(943,024)
Cash flow micro-hedge	1,599,175	(150,024)	—	1,449,151
Micro-hedges of net investments in foreign operations	(35)	—		(35)
Other financial institutions
Fair value micro-hedge	—	194,522	(307)	194,215
Other sectors
Fair value micro-hedge	—	355,317	(2,832)	352,484
Cash flow micro-hedge	—	227	—	227
Micro-hedges of net investments in foreign operations	35		—	35

Total	(116,096)	1,132,851	25,854	1,042,609

of which: Asset Hedging Derivatives	1,599,176	2,281,663	31,857	3,912,696

of which: Liability Hedging Derivatives	(1,715,271)	(1,148,812)	(6,003)	(2,870,086)

2004 Thousands of Euros	Interest Rate Risk	Equity Price Risk	Total
Credit institutions
Fair value micro-hedge	761,929	(235,013)	526,916
Cash flow micro-hedge	(34,210)	—	(34,210)
Fair value macro-hedge	118,290	—	118,290
Other financial Institutions
Fair value micro-hedge	72,339	163	72,502
Fair value macro-hedge	15,369	—	15,369
Other sectors
Fair value micro-hedge	391,957	—	391,957
Cash flow micro-hedge	1,512	—	1,512
Fair value macro-hedge	49,542		49,542

Total	1,376,728	(234,850)	1,141,877

of which: Asset Hedging Derivatives	3,834,083	439,367	4,273,450

of which: Liability Hedging Derivatives	(2,457,355)	(674,217)	(3,131,572)

17. Non-current assets held for sale and liabilities associated with non-current assets held for sale

The balance of Non-Current Assets Held for Sale relates in full to foreclosed assets.

The changes in 2005 and 2004 in the balance of this heading in the consolidated balance sheets were as follows:

	Thousands of Euros
	2005	2004
Revalued cost-
Balances beginning at 2004	338,860	385,620

Additions	122,438	84,968
Retirements	(212,304)	(170,986)
Acquisition of subsidiaries in the year	90,903	7,409
Transfers	8,431	37,630
Exchange difference and other	52,955	(5,781)

Balance at December 31, 2005	401,283	338,860

Impairment-
Balances beginning at 2004	179,705	202,448

Additions	31,093	51,529
Retirements	(51,533)	(61,567)
Acquisition of subsidiaries in the year	28,205	—
Transfers	4,084	(250)
Exchange difference and other	(21,531)	(12,455)
Balance at December 31, 2005	170,023	179,705

Balance at end of year	231,260	159,155

At December 31, 2005 and 2004, there were no liabilities associated with non-current assets held for sale.

The fair value of these items was determined by reference to appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.

Most of the non-current assets held for sale recorded as assets in the consolidated balance sheets at December 31, 2005 and 2004 relate to properties. These properties classified as “non-current assets held for sale” are assets available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.

18. Investments

18.1. Investments in associates

The most significant investment in associates at December 31, 2005 and 2004 was that held in Banca Nazionale del Lavoro S.p.A. (“BNL”), in which the Group owned 14.427% and 14.639% of the share capital respectively.

On March 28, 2005, the Bank’s Board of Directors resolved to launch a tender offer for the voluntary exchange of all the ordinary shares of BNL. Once the relevant authorisations had been obtained from the competent bodies, the shareholders approved the details of the transaction at the Special General Meeting held on June 13, 2005.

Prior to the expiration of the acceptance period of BBVA’s offer (22 July), the Italian insurance group Unipol Assicurazioni S.p.A. (“Unipol”) announced that it had entered into side agreements with certain entities, as a result of which they controlled 46.95% of BNL’s capital. In view of this situation, and since it did not expect to obtain more than 50% of BNL’s capital, the Group withdrew its tender offer for the voluntary exchange of shares.

As permitted by Italian legislation, in August Unipol presented a tender offer for all the shares of BNL, subject to obtainment of the relevant authorisation. However, on February 3, 2006, the Bank of Italy ultimately refused to grant Unipol authorisation to launch the offer. On that same day, Unipol announced that it had reached an agreement with the French entity BNP Paribas (“BNP”) for the sale of the BNL shares held by it, and notified BNP of its intention to launch a tender offer on all BNL’s capital.

At the date of preparation of these financial statements, the transactions described in the preceding paragraph had not been performed since the related authorisation had not been obtained. Accordingly, the shareholders’ agreement under which the Group has significant influence over the Board of Directors of BNL (Note 2.1-c) remains in force, and the Group’s investment in BNL is recorded under the heading Investments - Associates” in the accompanying balance sheet.

The gross changes in 2005 and 2004 in Investments - Associates in the consolidated balance sheets were as follows:

	Thousands of Euros
	2005	2004
Balance at beginning of year	910,096	1,186,154

Acquisitions	9,647	212,281
Disposals	(10,676)	(307,505)
Transfers	36,791	(180,834)

Balance at end of year	945,858	910,096

18.2. Investments in jointly controlled entities

At December 31, 2005 and 2004, all these investments are consolidated by the equity method (see Note 2.1.b).

The changes relating to 2005 reflect the sale of Azeler Automoción, S.A. and to the consolidation of Iniciativas Residenciales en Internet, S.A. by the full consolidation method.

18.3. Notifications of the acquisition of investments

Appendix IV lists the Group’s acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1988.

18.4. Impairment

No evidence of impairment was disclosed in respect of the Group’s investments in associates and jointly controlled entities.

19. Reinsurance assets

The most representative companies composing the insurance business of the consolidated Group are as follows: BBVA Seguros, S.A., Assegurances Principat, S.A., Seguros Bancomer, S.A., BBVA Seguros de Vida, S.A. and Consolidar Group’s insurance companies.

At December 31, 2005 and 2004, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Thousands of Euros
	2005	2004
Reinsurance assets	223,276	80,245
Reinsurer’s share of technical provisions	223,276	80,245
Debtors arising from insurance and reinsurance operations	11,902	23
Debtors arising from reinsurance operations	11,917	—
Deposits received for outward reinsurance	(15)	23

Total	235,178	80,268

20. Tangible assets

The detail of the changes in 2005 and 2004 in this heading in the consolidated balance sheets, based on the nature of the related items, is as follows:

	Thousands of Euros
2005	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost-
Balances at January 1, 2005	2,765,508	9,068	4,357,093	194,518	566,386	7,892,573

Additions	109,089	19,351	374,831	5,094	239,553	747,918
Retirements	(148,671)	(6,758)	(159,614)	(38,868)	(113,749)	(467,660)
Acquisition of subsidiaries in the year	158,848	10,102	124,147	—	—	293,097
Disposal of entities in the year	(5,594)	(462)	(3,531)	—	—	(9,587)
Transfers	2,844	(7,512)	6,912	(34,377)	—	(32,133)
Exchange difference and other	270,297	(4,682)	276,508	(33,216)	(62,268)	446,639

Balance at December 31, 2005	3,152,321	19,107	4,976,346	93,151	629,922	8,870,847

Accumulated depreciation-
Balances at January 1, 2005	(663,965)	(897)	(3,013,054)	(31,869)	(127,127)	(3,836,912)

Additions	(52,348)	—	(218,681)	(1,389)	(88,624)	(361,042)
Retirements	41,417	1,011	142,521	4,294	53,517	242,960
Acquisition of subsidiaries in the year	(28,631)	—	(79,702)	—	—	(108,333)
Disposal of entities in the year	119	—	2,254	1,083	—	3,456
Transfers	(10,131)	—	4,422	5,709	—	—
Exchange difference and other	(83,416)	(114)	(319,846)	7,144	(1,761)	(397,993)

Balance at December 31, 2005	(796,955)	—	(3,482,086)	(15,028)	(163,795)	(4,457,864)

Impairment-
Balances at January 1, 2005	(116,025)	—	—	—	—	(116,025)

Additions	(2,176)	—	—	(1,375)	—	(3,551)
Retirements	9,515	—	—	—	—	9,515
Acquisition of subsidiaries in the year	(1,855)	—	—	—	—	(1,855)
Exchange difference and other	82,328	—	—	(6)	—	82,322

Balance at December 31, 2005	(28,213)	—	—	(1,381)	—	(29,594)

Net tangible assets-

Balance at January 1, 2005	1,985,518	8,171	1,344,039	162,649	439,259	3,939,636

Balance at December 31, 2005	2,327,153	19,107	1,494,260	76,742	466,127	4,383,389

2004	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost-
Balances at January 1, 2004	2,746,953	11,519	4,511,749	169,293	462,585	7,902,099

Additions	60,822	—	356,902	16,645	200,967	635,336
Retirements	(32,467)	(2,451)	(433,427)	—	(37,945)	(506,290)
Transfers	111	—	(15,740)	8,580	(21,580)	(28,629)
Exchange difference and other	(9,911)	—	(62,391)	—	(37,641)	(109,943)

Balance at December 31, 2004	2,765,508	9,068	4,357,093	194,518	566,386	7,892,573

Accumulated depreciation-
Balances at January 1, 2004	(643,263)	—	(3,111,237)	(23,504)	(157,871)	(3,935,875)
Additions	(45,869)	(897)	(234,195)	(8,365)	(73,986)	(363,312)
Retirements	16,830	—	351,871	—	43,901	412,602
Transfers	9,004	—	(872)	—	—	68,961
Exchange difference and other	(667)	—	(18,621)	—	60,829	(19,288)

Balance at December 31, 2004	(663,965)	(897)	(3,013,054)	(31,869)	(127,127)	(3,836,912)

Impairment-
Balances at January 1, 2004	(157,970)	—	(9,424)	—	(323)	(167,717)
Additions	(2,467)	—	(7,393)	—	—	(9,860)
Retirements	5,887	—	16,817	—	323	23,027
Exchange difference and other	38,525	—	—	—	—	38,525
Balance at December 31, 2004	(116,025)	—	—	—	—	(116,025)

Net tangible assets-

Balances at January 1, 2004	1,945,720	11,519	1,391,088	145,789	304,391	3,798,507

Balances at December 31, 2004	1,985,518	8,171	1,344,039	162,649	439,259	3,939,636

The net tangible asset impairment losses charged to the accompanying consolidated income statements for 2005 and 2004 amounted to EUR 1,589 thousand and EUR 2,135 thousand, respectively.

The gains and losses on tangible asset disposals amounted to EUR 107,838 thousand and EUR 22,477 thousand in 2005 (EUR 102,874 thousand and EUR 22,450 thousand in 2004) and are presented under the headings Others Gains and Others Losses the accompanying consolidated income statements (Note 54).

The carrying amount at December 31, 2005 and 2004 of the tangible assets relating to foreign subsidiaries was EUR 1,825,050 thousand and EUR 1,457,362 thousand, respectively. Also, the amount of the assets held under finance leases on which the purchase option is expected to be exercised was not material at December 31, 2005 and 2004.

The main real estate companies forming part of the consolidated Group are as follows: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. and Desarrollo Urbanístico de Chamartín S.A.

The contribution of these companies to the consolidated income statement is recorded under Sales and Income from the Provision of Non-Financial Services (Note 50).

The main consolidated Group companies engaging in operating leases are: Finanzia Autorenting, S.A. and Automercantil-Comercio e Aluger de Vehículos Autom., Lda.

21. Intangible assets

21.1. Goodwill

The detail, by company, of the changes in 2005 and 2004 in the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
2005	Balance at beginning of year	Additions	Other	Exchange Differences	Balance at end of year
Grupo Financiero BBVA Bancomer, S.A. de C.V.	513,589	—	—	103,513	617,102
Laredo Group	—	433,250	—	40,691	473,941
Granahorrar Bank, S.A.	—	266,862	—	—	266,862
Hipotecaria Nacional, S.A. de C.V.	—	223,902	—	35,209	259,111
Provida Group	104,047	—	—	26,151	130,198
BBVA Chile, S.A.	32,349	—	195	7,988	40,532
BBVA Puerto Rico, S.A.	33,741	—	—	5,293	39,034
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	5,690	—	(975)	376	5,091
Other companies	—	4,906	—	—	4,906

TOTAL FULLY CONSOLIDATED COMPANIES	710,493	928,920	(780)	219,221	1,857,854

	Thousands of Euros
2004	Balance at beginning of year	Additions	Other	Exchange Differences	Balance at end of year
FULLY CONSOLIDATED COMPANIES
Grupo Financiero BBVA Bancomer, S.A. de C.V.	549,574	—	—	(35,985)	513,589
BBVA Pensiones Chile	84,423	—	—	(1,200)	83,223
Provida Group	54,144	—	—	(971)	53,173
BBVA Puerto Rico, S.A.	36,457	—	—	(2,716)	33,741
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	—	6,085	—	(395)	5,690
Other companies

TOTAL FULLY CONSOLIDATED COMPANIES	745,675	6,085	—	(41,267)	710,493

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
Banca Nazionale del Lavoro, S.p.A.	250,460	—	(250,460)	—	—

TOTAL COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	996,135	6,085	(250,460)	(41,267)	710,493

Based on the estimates and projections available to the Bank’s directors, the forecast revenues of these companies attributable to the Group support perfectly the carrying amount of the goodwill recorded.

With regard to the acquisitions made in the year, the assignment of intangible assets EUR 50,200 thousands.

Once the impairment analysis was performed as described in Note 2.2.m) no impairment of goodwill was recorded at December 31, 2005.

21.2. Other intangible assets

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros		Average Useful Life
	2005	2004
Computer software acquisition expense	44,972	23,438	5
Other deferred charges	80,312	48,865	5
Other intangible assets	92,011	38,287	5
Impairment	(5,100)	—

Total	212,195	110,591

The changes in 2004 and 2005 in the balance of Intangible Assets were as follows:

	Thousands of Euros
	2005	2004
Balance at beginning of year	110,591	101,653

Additions	227,929	86,415
Year amortisation	(87,650)	(84,894)
Exchange differences and other	(33,575)	7,417
Impairment	(5,100)	—

Balance at end of year	212,195	110,591

22. Prepayments and accrued income and accrued expenses and deferred income

The detail of the balance of these headings in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Assets -
Prepaid expenses	199,111	149,532
Other prepayments and accrued income	14,013	256,126
Differences in the pension provision	344,154	312,097

Total	557,278	717,755

Liabilities -
Unmatured accrued expenses	1,146,815	867,228
Other accrued expenses and deferred income	562,875	398,552

Total	1,709,690	1,265,780

23. Other assets and liabilities

The detail of the balances of these headings in the consolidated balance sheets at December 31, 2005 and 2004 was as follows:

	Thousands of Euros
	2005	2004
Assets
Inventories (*)	339,472	279,897
Transactions in transit	8,787	25,065
Taxes receivable	101,197	266,673
Other	1,492,237	1,152,447

Total	1,941,693	1,724,082

Liabilities
Transactions in transit	24,211	16,019
Tax collection accounts	2,084,712	2,273,548
Other	580,805	86,411

Total	2,689,728	2,375,978

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. Desarrollo Urbanístico Chamartín, S.A.

24 Other financial liabilities at fair value through profit or loss

The balance of this heading in the consolidated balance sheet at December 31, 2005 and 2004 amounted to EUR 740,088 thousand and EUR 834,350 thousand and related to deposits from other creditors through the so-called unit-linked life insurance policies (in which the policyholder bears the risk).

25 Financial liabilities at fair value through equity

At December 31, 2005 and 2004 there were no financial liabilities at fair value through equity.

26 Financial liabilities at amortised cost

The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2005	2004
Deposits from central banks	21,189,193	20,301,105
Deposits from credit institutions	45,125,943	44,048,115
Money markets operations	23,252	657,997
Deposits from other creditors	182,635,181	149,891,799
Debt certificates (including bonds)	62,841,755	45,482,121
Subordinated liabilities	13,723,262	12,327,377
Other financial liabilities	3,966,664	2,875,013

Total	329,505,250	275,583,527

26.1. Deposits from central banks

The breakdown of the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
	2005	2004
Banco de España
Credit account drawdowns	6,822,123	11,066,829
Other State debt and Treasury bills under repurchase agreement	385,791	222,092
Other assets under repurchase agreement	8,931,130	4,481,829
Other central banks	5,028,315	4,365,278
Valuation adjustments	21,834	165,077

Total	21,189,193	20,301,105

At December 31, 2005 and 2004, the financing limit assigned to the Group by the Bank of Spain and other central banks was EUR 10,003,353 thousand and EUR 13,932,391 thousand, respectively, of which EUR 6,822,123 thousand and EUR 11,249,454 thousand had been drawn down.

26.2 Deposits from credit institutions

The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2005	2004
Reciprocal accounts	271,075	62,231
Deposits with agreed maturity	28,807,457	25,958,006
Demand deposits	1,053,651	938,790
Other accounts	1,113,102	353,452
Repurchase agreements	13,723,185	16,347,359
Valuation adjustments	157,473	388,277

Total	45,125,943	44,048,115

The detail, by geographical area, of this heading at December 31, 2005 is as follows:

	Thousands of Euros
	Demand Deposits	Deposits with Agreed Maturity	Funds Received Under Financial Asset Transfers	TOTAL
Europe	1,033,225	14,814,501	8,255,127	24,102,853
United States	68,568	3,670,356	1,649,995	5,388,919
Latin America	1,289,817	2,643,338	3,818,063	7,751,218
Rest of the world	46,218	7,679,262	—	7,725,480

Total	2,437,828	28,807,457	13,723,185	44,968,470

The detail, by geographical area, of this heading at December 31, 2004 is as follows:

	Thousands of Euros
	Demand Deposits	Deposits with Agreed Maturity	Funds Received Under Financial Asset Transfers	TOTAL
Europe	888,625	17,896,390	11,110,293	29,895,308
United States	625	173,143	602,011	775,779
Latin America	350,798	2,149,208	4,635,055	7,135,061
Rest of the world	114,425	5,739,265	—	5,853,690

Total	1,354,473	25,958,006	16,347,359	43,659,838

26.3 Deposits from other creditors

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2005	2004
General government	17,673,354	11,193,877
Spanish	9,753,109	4,861,198
Foreign	7,920,245	6,332,679
Other resident sectors -	79,754,851	74,857,893
Current accounts	20,644,607	21,293,205
Savings accounts	20,628,845	18,235,544
Fixed-term deposits	20,435,029	19,537,882
Reverse repos	12,029,507	12,503,084
Other accounts	5,381,823	2,000,023
Valuation adjustments	635,040	1,288,155

Non-resident sectors	85,206,976	63,840,029
Current accounts	18,717,430	14,203,508
Savings accounts	11,370,344	7,374,054
Fixed-term deposits	45,266,207	37,894,962
Repurchase agreements	9,215,471	3,981,250
Other accounts	76,512	23,284

Valuation adjustments	561,012	362,971

Total	182,635,181	149,891,799

Of which:
In euros	100,623,473	88,987,322
In foreign currency	82,011,708	60,904,477

The detail, by geographical area, of this heading at December 31, 2005 is as follows:

	Thousands of Euros
	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	TOTAL
Europe	30,302,830	21,682,976	36,354,699	17,150,477	105,490,982
United States	17,045,731	10,166,885	22,974,535	7,985,834	58,172,985
Latin America	1,007,346	354,453	10,374,599	135,162	11,871,560
Rest of the world	775,704	518,374	4,609,475	49	5,908,602

Total	49,131,611	32,722,688	74,313,308	25,271,522	181,439,129

The detail, by geographical area, of this heading at December 31, 2004 is as follows:

	Thousands of Euros
	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	TOTAL
Europe	29,745,644	18,560,468	27,155,322	13,697,251	89,158,605
United States	648,658	468,762	6,734,521	156	7,852,097
Latin America	13,114,743	6,962,493	22,137,721	3,839,588	46,054,545
Rest of the world	197,899	43,044	4,934,403	—	5,175,346

Total	43,706,944	26,034,767	60,961,967	17,536,995	148,240,673

26.4 Debt certificates (including bonds)

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2005	2004
Promissory notes and bills	7,417,516	6,372,310
Bonds and debentures issued:	55,424,239	39,109,811
Mortgage-backed securities	26,926,995	19,036,759
Other non-convertible securities	26,542,102	18,793,732
Valuation adjustments	1,955,142	1,279,320

Total	62,841,755	45,482,121

26.4.1. Bonds and debentures issued:

The detail, disregarding valuation adjustments, of the balance of this account in the accompanying consolidated balance sheets, based on the currency in which the bonds and debentures are issued, and of the related interest rates is as follows:

	Thousands of Euros
	2005	2004
In euros-
Non-convertible bonds and debentures at floating interest rates	18,488,246	13,732,198
Non-convertible bonds and debentures at a weighted fixed interest rate of 4.16%	5,213,827	4,266,690
Covered bonds	26,683,165	18,811,281
Valuation adjustments	1,939,639	1,265,560

In foreign currencies-
Non-convertible bonds and debentures at floating interest rates	2,613,766	405,956
Non-convertible bonds and debentures at a weighted fixed interest rate of 5.40%	226,263	388,705
Covered bonds	243,830	225,661
Valuation adjustments	15,503	13,760

Total	55,424,239	39,109,811

The valuation adjustments include mostly adjustments for accrued interest, microhedging transactions and issuance fees.

Most of the foreign-currency issues are denominated in U.S. dollars.

26.4.2. Promissory notes and bills:

These promissory notes were issued mainly by Banco de Financiación, S.A., and the detail thereof, by term and currency, disregarding valuation adjustments, is as follows:

	Thousands of Euros
	2005	2004
BY CURRENCY
In euros	6,724,347	5,458,822
In other currencies	693,169	913,488

Total	7,417,516	6,372,310

26.5. Subordinated liabilities

The detail, by company, of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousand of euros
	2005	2004
Subordinated debt	9,178,935	8,100,383
Preference shares	4,127,786	3,808,893
Valuation adjustments	416,541	418,101

Total	13,723,262	12,327,377

In 2005 and 2004 the subordinated debt and preference shares bore interest of EUR 556,121 thousand and EUR 539,027 thousand, respectively (Note 44).

26.5.1. Subordinated debt

These issues are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The detail, disregarding valuation adjustments, of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, is as follows:

ISSUER	Currency	Thousands of Euros		Prevailing Interest Rate 2005	Maturity Date
		2005	2004
ISSUES IN EUROS
BBVA
July -96	EUR	79,307	84,142	9.33	22-dic-2006
July -96	EUR	27,332	27,947	9.37	22-dic-2016
February -97	EUR	60,101	60,101	6.97	18-dic-2007
September -97	EUR	36,061	36,061	6.65	17-dic-2007
December -01	EUR	1,500,000	1,500,000	3.50	1-ene-2017
July -03	EUR	600,390	600,000	2.54	17-jul-2013
November -03	EUR	749,782	750,000	4.50	12-nov-2015
October -04	EUR	992,000	1,000,000	4.37	20-oct-2019

BBVA CAPITAL FUNDING, LTD
September -95	EUR	—	13,613	3.10	5-sep-2005
March -97	EUR	45,735	45,735	2.71	20-mar-2007
October -97	EUR	76,694	76,694	2.38	8-oct-2007
October -97	EUR	228,588	228,616	6.00	24-dic-2009
July -99	EUR	73,000	73,000	6.35	16-oct-2015
February -00	EUR	500,002	500,000	6.38	25-feb-2010
December -00	EUR	—	750,000	2.71	4-dic-2010
July -01	EUR	500,002	500,000	5.50	4-jul-2011
October -01	EUR	60,000	60,000	5.73	10-oct-2011
October-01	EUR	40,000	40,000	6.08	10-oct-2016
October -01	EUR	50,000	50,000	2.79	15-oct-2016
November -01	EUR	55,000	55,000	2.96	2-nov-2016
December -01	EUR	56,002	56,000	3.18	20-dic-2016

BBVA SUBORDINATED CAPITAL S.A.U,
May -05	EUR	480,444	—	2.74	23-may-2017
October -05	EUR	150,000	—	2.49	13-oct-2020
October -05	EUR	250,000	—	2.44	20-oct-2017

ISSUES IN FOREIGN CURRENCIES

BBVA PUERTO RICO S.A.
September -04	USD	42,384	36,708	4.20	23-sep-2014

BBVA BANCO FRANCES S.A.
March-98	USD	—	4,118	7.07	31-mar-2005

BBVA GLOBAL FINANCE LTD.
July -95	USD	—	110,124	6.88	1-jul-2005
July -95	USD	—	36,708	2.36	15-ene-2005
December -95	USD	169,535	146,832	7.00	1-dic-2025
December -95	USD	63,575	55,062	4.48	9-may-2006
December -95	USD	—	55,062	2.45	11-may-2005

BANCO BILBAO VIZCAYA ARGENTARIA , CHILE
	CLP	172,053	93,552	Various	Various

BBVA BANCOMER S.A.
November -98	MNX	197,853	157,406	9.44	28-sep-2006
July -05	USD	420,809		5.38	22-jul-2015

BBVA CAPITAL FUNDING, LTD
August -95	JPY	—	21,480	3.45	9-ago-2010
October -95	USD	—	71,600	5.40	26-oct-2015
October -95	JPY	72,000	110,124	6.00	26-oct-2005
February -96	USD	211,918	183,540	6.38	14-feb-2006
November -96	USD	169,535	146,832	4.89	27-nov-2006

BBVA BANCOMER CAPITAL TRUST INC
February -01	USD	423,837	364,326	10.50	16-feb-2011

LNB CAPITAL TRUST I
November -01	USD	17,800	—	6.44	8-dic-2031

LNB STATUTORY TRUST I
December -01	USD	25,430	—	6.64	18-dic-2031

BBVA SUBORDINATED CAPITAL S.A.U,
October -05	JPY	144,000	—	2.75	22-oct-2035
October -05	GBP	437,766	—	4.79	21-oct-2015

Total		9,178,935	8,100,383	—	—

In 2005 and 2004 there were no early redemptions of these issues.

The issues of BBVA Capital Funding, LTD. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank, and the issue of Bancomer Capital Trust Inc. is guaranteed (secondary liability) by BBVA Bancomer. The issues of LNB Capital Trust 1 and LNB Statutory Trust 1 are guaranteed (secondary liability) by Laredo National Bank

26.5.2. Preference Shares

The detail, by company, of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
BBVA International, LTD. (1)	1,340,000	1,341,230
BBVA Preferred Capital, LTD. (2)	203,447	176,198
BBVA Privanza International (Gibraltar), LTD. (2)	59,339	51,646
BBVA Capital Finance, S.A.	1,975,000	1,980,966
BBVA Capital Funding	—	258,853
BBVA International Preferred, S.A.U.	550,000	—

Total	4,127,786	3,808,893

(1)	Listed on the Spanish AIAF fixed-income market, and the Luxembourg, Frankfurt and Amsterdam stock exchanges,
(2)	Listed on the New York Stock Exchange,

The foregoing balances include several issues of non-cumulative non-voting preference shares guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail being as follows:

2005	Currency	Amount Issued (Millions)	Fixed Annual Dividend
BBVA Privanza International (Gibraltar), LTD.-
June -97	USD	70	7.76%
BBVA International, LTD.-
April -01	EUR	340	7.00%
March -02	EUR	500	3.50%
December -02	EUR	500	3.25
BBVA Preferred Capital, LTD.-
June -01	USD	240	7.75%
BBVA Capital Finance, S.A.
December -03	EUR	350	2.75%
July -04	EUR	500	3.00%
December -04	EUR	1,125	3.00%
BBVA International Preferred, S.A.U.
September-05	EUR	550	3.80%

2004	Currency	Amount Issued (Millions)	Fixed Annual Dividend
BBVA Privanza International (Gibraltar), LTD.-
June -97	USD	70	7.76%
BBVA International, LTD.-
April -01	EUR	340	7.00%
March -02	EUR	500	3.50%
December -02	EUR	500	3.25%
BBVA Capital Funding, LTD.-
April -98	EUR	256	6.36%
BBVA Preferred Capital, LTD.-
June -01	USD	240	7.75%
BBVA Capital Finance, S.A.
December -03	EUR	350	2.75%
July -04	EUR	500	3.00%
December -04	EUR	1,125	3.00%

During 2005, the EUR 256 millions issued redemption option was exercised BBVA Capital Funding, LTD.

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue.

27. Liabilities under insurance contracts

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Technical provisions for:
Mathematical reserves	9,023,585	7,026,605
Provision for unpaid claims reported	419,123	125,682
Other insurance technical provisions	1,057,859	962,142

Total	10,500,567	8,114,429

28. Provisions

The detail of the balance of this heading in the consolidated balance sheets at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Provisions for pensions and similar obligations	6,239,744	6,304,284
Provisions for taxes	146,971	173,229
Provisions for contingent exposures and commitments	452,462	348,782
Other provisions	1,861,908	1,565,553

Total	8,701,085	8,391,848

The changes in 2005 and 2004 in the balances of the headings Provisions – Provisions for Pensions and Provisions – Other Provisions in the accompanying consolidated balance sheets were as follows:

	2005			2004
Thousand of Euros	Provision for Pensions and similar obligation	Commitments and contingent risks provisions	Provisions for taxes and other provisions	Provision for Pensions and similar obligation	Commitments and contingent risks provisions	Provisions for taxes and other provisions
Balance at beginning of year	6,304,284	348,782	1,738,782	6,481,288	279,708	1,874,006
Add-
Year provision with a charge to income for the year	646,948	114,028	278,249	883,638	126,173	424,578
Acquisition of subsidiaries	—	—	42,355	—	—	497
Transfers and other Changes	97,630	9,566	317,849	4,714	1,412	330,248
Less-
Available funds	—	(12,378)	(160,048)	—	(12,673)	(153,465)
Payments to early Retirees (Note 2.2.f)	(777,746)	—	—	(658,904)	—	—
Provisions used and other changes	(31,372)	(7,536)	(204,761)	(406,452)	(45,802)	(649,401)
Transfer	—	—	—	—	(36)	(87,474)
Disposal of subsidiaries	—	—	(3,547)	—	—	(207)

Balances at end of Year	6,239,744	452,462	2,008,879	6,304,284	348,782	1,738,782

The year provisions for pensions charged to income in 2005 under the headings “interest expenses and similar charges”, “personal expenses” and “provision expenses” in the consolidated income statement amounted to EUR 255,370, 68,893 and 322,685 thousand. The amount charged in this respect in 2004 was EUR 210,342, 58,982 y 614,314 thousand (Note 2.2.f).

Also, year provisions totalling EUR 278,249 thousand relating to the heading Provisions—Other Provisions were recorded in 2005 in the accompanying consolidated income statement. The amount charged in this respect in 2004 was EUR 424,578 thousand.

29. Minority interests

The detail, by consolidated company, of the balance of the heading Minority Interests is as follows:

	Thousands of Euros
	2005	2004
By company-
BBVA Colombia Group	16,467	14,059
BBVA Chile Group	120,998	87,615
BBVA Banco Continental Group	222,304	171,035
BBVA Banco Provincial Group	203,860	165,485
Provida Group	70,544	52,921
Banc Internacional d’Andorra, S.A.	185,713	142,677
Other companies	151,604	103,747

Total	971,490	737,539

The detail, by consolidated company, of the balance of the heading Income Attributed to Minority Interests is as follows:

	Thousands of Euros
	2005	2004
By company-
BBVA Colombia Group	4,166	2,943
BBVA Chile Group	13,526	4,829
BBVA Banco Continental Group	59,689	39,721
BBVA Banco Provincial Group	47,279	65,834
Provida Group	18,169	8,831
Banc Internacional d’Andorra, S.A.	41,607	34,264
Other companies	79,711	29,191

Total	264,147	185,613

30. Changes in total equity

The changes in equity in the years ended December 31, 2005 and 2004 were as follows:

	Thousands of euros
2005	Share Capital	Reserves	Profit for the Year	Treasury Shares and Other Equity Instruments	Valuation Adjustments	Minority Interests	Interim Dividends	Total Equity
Balances at January 1, 2005	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

Valuation adjustments	—	—	—	—	604,889	2,569	—	607,458
Distribution of prior Years’ profit	—	1,427,165	(1,427,165)	—	—		—	—
Dividends	—	—	(1,495,431)	—	—	(9,312)	1,015,195	(489,548)
Gains or losses on transactions involving treasury shares and other Equity instruments	—	34,093	—	(60,334)	—	(626)	—	(26,867)
Profit for the year	—	—	3,806,425	—	—		(1,166,644)	2,639,781
Dividends paid to minority shareholders	—	—	—	—	—	(55,010)	—	(55,010)
Changes in the composition of the Group	—	—	—	—	—	(7,612)	—	(7,612)
Exchange differences	—	—	—	—	583,152	42,750	—	625,902
Share of minority interests in profit for the year	—	—	—	—	—	264,147	—	264,147
Other	—	(58,447)	—	—	—	(2,955)	—	(61,402)

Balances at 31 December 2005	1,661,518	8,830,548	3,806,425	(96,180)	3,294,955	971,490	(1,166,644)	17,302,112

	Thousands of euros
2004	Share Capital	Reserves	Profit for the Year	Treasury Shares and Other Equity Instruments	Valuation Adjustments	Minority Interests	Interim Dividends	Total Equity
Balances at January 1, 2004	1,565,968	5,780,075	2,226,701	(82,001)	1,691,325	1,917,164	(859,896)	12,239,336
Valuation adjustments	—	—	—	—	604,032	9,154	—	613,186
Distribution of prior years’ profit	—	977,264	(977,264)	—	—	—	—	—
Dividends	—	—	(1,249,437)	—	—	(48,621)	859,896	(438,162)
Gains or losses on transactions involving treasury shares and other equity instruments	—	—	—	46,155	—	—	—	46,155
Profit for the year	—	—	2,922,596	—	—	—	(1,015,195)	1,907,401
Capital increases and reductions	95,550	1,903,200	—	—	—	11,556	—	2,010,306
Dividends paid to minority shareholders	—	—	—	—	—	(63,074)	—	(63,074)
Changes in the composition of the Group	—	(1,375,898)	—	—	—	(1,224,655)	—	(2,600,553)
Exchange differences	—	—	—	—	(188,443)	23,716	—	(164,727)
Share of minority interests in profit for the year	—	—	—	—	—	185,613	—	185,613
Other	—	143,096	—	—	—	(73,314)	—	69,782

Balances at 31 December 2004	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

31. Capital stock

At December 31, 2005, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to EUR 1,661,517,501.07, and consisted of 3,390,852,043 fully subscribed and paid registered shares of EUR 0.49 par value each.

There were no variations in capital in the year from January 1 and December 31, 2005. In February 2004, as a result of the tender offer launched on 40.6% of the capital stock of BBVA Bancomer, S.A., capital was increased through the issuance of 195,000,000 shares, with a price per share of €10.25 (consisting of a par value of €0.49 and additional paid-in capital of €9.76).

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are quoted on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich and Milan stock markets, and on 19 August 2005 were admitted for listing on the Mexican stock market.

Also, at December 31, 2005, the shares of BBVA Banco Continental, S.A., Banco Provincial C,A,, BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were quoted on their respective local stock markets and, in the case of the last two entities, on the New York Stock Exchange.

In addition, BBVA Banco Francés, S.A. is quoted on the Latin-American market of the Madrid Stock Exchange.

On May 16, 2005, the Board of Directors of BBVA Chile resolved to delist BBVA Chile from the New York Stock Exchange

At December 31, 2005, no individual shareholder owned more than 5% of the capital of the Bank.

At the Annual General Meeting on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. EUR 830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years. At December 31, 2005, the Board of Directors had not made use of this power.

At December 31, 2005, the resolutions adopted by the shareholders at the Annual General Meetings on March 1, 2003 and March 9, 2002 were still in force. These resolutions authorized the issuance of up to EUR 6,000 million of debentures convertible to and/or exchangeable for Bank shares and empowered the Board of Directors to issue, on one or several occasions, warrants on shares of the Company up to a maximum of EUR 1,500 million, fully or partially convertible to or exchangeable for Company shares. At December 31, 2005, no issues had been made under these authorisations.

At the BBVA Special General Meeting held on June 14, 2005 the shareholders resolved to increase the Bank’s capital by a par value of EUR 260,254,745.17 to cater for the consideration established in the tender offer for the acquisition of up to 2,655,660,664 ordinary shares of Banca Nazionale del Lavoro S.p.A. and delegated to the Board of Directors the power to carry out the capital increase within a maximum year of one year from the date of the resolution. At December 31, 2005, this capital increase had not taken place.

In addition to the aforementioned resolutions, at the Annual General Meetings held in February 2004 and February 2005, the shareholders authorized the Board of Directors, for a year of five years, to issue fixed-income securities of any class or type, up to a maximum of EUR 121,750 million.

At December 31, 2005, there were no significant capital increases in progress at any of the Group companies.

32. Share premium

The balance of this heading in the consolidated balance sheet amounts to EUR 6,658,390 thousand and includes, inter alia, the amounts of the share premiums arising from the capital increases and the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to EUR 641,142 thousands.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

33. Reserves

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2005	2004
Legal reserve	332,303	313,194
Restricted reserve for retired capital	87,918	87,918
Restricted reserve for Parent Company shares	356,821	20,826
Restricted reserve for redenomination of capital in euros	1,861	1,861
Revaluation Royal Decree-Law 7/1996	176,281	176,281

Voluntary reserves	1,046,670	1,277,638
Consolidation reserves attributed to the Bank and dependents companies	170,163	(1,132,584)

Total	2,172,158	745,134

33.1. Legal reserve:

Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. at December 31, 2005. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

33.2. Restricted reserves:

Pursuant to the revised Corporations Law and to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to treasury shares held by the Group, customer loans secured by Bank shares, the reduction of the par value of each share in April 2000 and the redenomination of capital in euros.

33.3. Revaluation Royal Decree-Law 7/1996 (Asset revaluations):

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluation provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Bank revalued its tangible assets pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Thousands of Euros 2005
Legal revaluations of tangible assets::
Cost
Less -	186,692
Single revaluation tax (3%)	(5,601)
Balance at December 31, 1999	181,091
Adjustment as a result of review by the tax authorities in 2000	(4,810)

Total	176,281

Following the review of the balance of the account Revaluation Reserve Royal Decree-Law 7/1996 by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital through January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognised. If this balance were used in a manner other than that described above, it would be subject to tax.

33.4 Reserves and losses at consolidated companies:

The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2005	2004
Fully and proportionately consolidated companies:	5,382,488	4,102,068

BBVA Bancomer Group	2,228,304	1,752,690
BBVA Continental Group	84,936	66,868
Provida Group	231,836	235,555
BBVA Colombia Group	181,438	159,783
BBVA Banco Francés Group	367,701	338,750
BBVA Chile Group	(2,849)	1,439
BBVA Banco Provincial Group	146,566	102,756
Banco Bilbao Vizcaya Argentaria Uruguay, S.A.	(464)	2,538
BBVA International Investment Corporation	(432,772)	(423,816)
Banc International D’Andorra, S.A.	141,733	103,257
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	(100,472)	(106,397)
Banco Bilbao Vizcaya Argentaria Puerto Rico	183,272	168,651
BBVA Suiza (BBVA Switzerland)	145,860	121,679
BBVA Seguros, S.A.	230,428	70,024
Finanzia, Banco de Crédito, S.A.	71,880	61,212
Banco Industrial de Bilbao, S.A.	87,067	85,101
BBVA Privanza Bank (Jersey), Ltd.	66,957	64,787
BBVA Luxinvest, S,A	699,585	688,489
Cartera e Inversiones S.A., Cia, De	238,309	44,361
Corporación General Financiera, S.A.	458,307	393,429
Corporación Industrial y Servicios, S.L.	27,948	110,150
Cidessa UNO, S.L.	67,362	71,002
BBVA Ireland, P.L.C.	71,071	61,917
Bilbao Vizcaya América B,V,	(266,936)	(217,321)
BBVA Cartera de Inversiones	58,220	56,405
Anida Grupo Inmobiliario	189,292	184,575
BBVA Pensiones Chile, S.A.	13,139	(53,619)
Compañía Chilena de Inversiones	(61,423)	(68,710)
BBVA Puerto Rico Holding Corporation	(165,288)	(165,264)
SEAF, Sociedad de Estudios y Análisis Financieros S,A	59,648	59,129
BBV América,S.L.	247,958	161,748
Bilbao Vizcaya Holding, S.A.	24,096	9,269
BBVA Renting, S.A.	49,557	38,715
Corporación Alimentación y Bebidas, S.A.	18,532	10,470
BBVA Factoring E,F,C, S.A.	44,576	33,441
BBVA Patrimonios Gestora, SGIIC, S.A.	19,447	10,609
Almacenes Generales de Depósitos, S.A.E, DE	82,195	26,175
Banco,de Crédito Local, S.A.	(263,601)	(267,153)
BBVA Participaciones Internacional, S.L.	42,829	37,726
Anida Desarrollos Inmobilarios ,S.L.	22,427	(37,731)
Ibertrade, LTD.	(53,960)	(41,948)
Other	127,777	151,327

Companies accounted for using the equity method:	238,915	300,941
Onexa, S.A. De C.V.	(324)	(21,006)
Banca Nazionale de Lavoro, S.p.A.	(124,882)	66,084
Corporación IBV Participaciones Empresariales, S.A.	298,098	197,603
Tubos Reunidos, S.A.	49,653	47,964
Other	16,370	10,296

Total	5,621,403	4,403,009

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the year in which they took place.

In the individual financial statements of the subsidiaries giving rise to the balances recorded under the heading Reserves and Losses at Consolidated Companies—Fully and Proportionately Consolidated Companies” shown in the foregoing table, at December 31, 2005 and 2004, EUR 1,556,797 thousand and EUR 1,162,989 thousand were treated as restricted reserves, all of which are reflected as restricted reserves for Parent Company shares.

34. Treasury shares

In 2005 and 2004 the Group companies performed the following transactions involving Bank shares:

	Number of Shares	Thousand of Euros
Balance at December 31, 2003	7,493,411	82,001
+ Purchases	277,652,703	3,213,465
- Sales	(282,272,150)	(3,266,937)
+/- Other		7,317
Balance at December 31, 2004	2,873,964	35,846
+ Purchases	279,496,037	3,839,510
- Sales	(274,760,734)	(3,756,669)
+/- Other		(5,976)
Balance at December 31, 2005	7,609,267	112,711

Balance of options sold on BBVA shares		(16,390)

TOTAL		96,321

The average purchase price of the Bank’s shares in 2005 was EUR 13.74 per share and the average selling price of the Bank’s shares in 2005 was EUR 13.80 per share.

The net gains or losses on transactions with shares issued by the Bank were recognised in equity under the heading Reserves. At December 31, 2005, the gains on transactions involving treasury shares amounted to EUR 34,234 thousand.

35. Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent, and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups.

The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

b)	Years open for review by the tax authorities

At December 31, 2005 and 2004, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.

In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.

In 2005, as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2000, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned in full in at 2005 year-end.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefrom would not materially affect the Group’s consolidated financial statements.

c)	Reconciliation

The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognised is as follows:

	Thousands of Euros
	2005	2004
Corporation tax at 35%	1,957,114	1,447,894

Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(360,446)	(501,273)
Other items, net	10,837	250,572
Net increases (decreases) due to temporary differences	(263,481)	80,231
Charge for income tax and other taxes	1,344,024	1,277,424
Deferred tax assets and liabilities recorded (utilised)	263,481	(80,231)
Income tax and other taxes accrued in the year	1,607,505	1,197,193
Adjustments to prior years’ income tax and other Taxes	(86,324)	(168,562)

Income tax and other taxes	1,521,181	1,028,631

The effective tax rate is as follows:

	Thousands of Euros
	2005	2004
Consolidated Tax Group	2,771,398	2,651,930
Other Spanish entities	56,277	54,593
Foreign entities	2,764,078	1,430,317
	5,591,753	4,136,840
Income tax	1,521,181	1,028,631

Effective tax rate	27,20%	24,87%

d) Tax recognised in equity

In addition to the income tax recognised in the consolidated income statements, in 2005 and 2004 the Group recognised the following amounts in consolidated equity:

	Thousands of Euros
	2005	2004
Charges to equity

Fixed-income portfolio	(179,245)	(197,278)
Equity portfolio	(1,018,056)	(881,992)

Credits to equity
Other	55,796	—

Total	(1,141,505)	(1,079,270)

e) Deferred taxes

The balance of the heading Tax Assets in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading Tax Liabilities includes the liability relating to the Group’s various deferred tax liabilities.

The detail of these balances is as follows:

	Thousands of Euros
	2005	2004
Deferred tax assets:	6,420,745	5,590,696

Of which:
Pensions commitments	1,645,126	1,289,825
Portfolio	1,129,248	1,196,557
Loan loss provisions	1,195,382	1,431,655
Tax losses and other	1,300,780	1,657,077

Deferred tax liabilities:	2,100,023	1,620,795

Of which:
Free depreciation and other	(1,218,567)	(1,170,362)

f) Tax assessments issued to BBVA Seguros, S.A. and Senorte Vida y Pensiones, S.A

In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totalling EUR 88,066 thousand of principal and EUR 39,072 thousand of late-payment interest, plus EUR 66,057 thousand of penalties, after correction pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in 1997 through 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed against by the Group and by the Spanish tax authorities, the tax debts would be reduced to EUR 50,677 thousand of principal and EUR 19,851 thousand of interest. In order to file these appeals, the Bank provided guarantees totalling EUR 97,876 thousand to the tax authorities. In 2003 further court rulings were handed down, which have been appealed against. However, the Bank’s directors and legal advisers consider that, in any case, the possible effects of these rulings would not materially affect the consolidated financial statements and, additionally, in accordance with the accounting principle of prudence, adequate provisions have been recorded therefor. Lastly, in 2005 the check relating to Senorte Vida y Pensiones was completed with no material effect on the Group.

36. Residual maturity of transactions

Following is a detail, by maturity, of the balances of certain headings in the consolidated balance sheets at December 31, 2005:

	Thousand of euros
	Total	Demand	Up to 1 Month	1 to 3 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years
ASSETS -
Cash and balances with central banks	12,341,317	2,408,841	9,932,476	—	—	—	—
Loans and receivables:
Of Which:

Loans and advances to credit Institutions	27,470,224	920,809	14,406,234	7,074,788	3,600,686	1,255,227	212,480

Loans and advances to other debtors	216,850,480	1,957,316	20,319,977	19,169,107	32,436,869	56,711,286	86,255,924
Other financial assets	2,784,054	2,784,054	—	—	—	—	—
Fixed income portfolio	81,726,639	—	2,630,394	5,260,788	18,341,691	32,144,671	23,349,094

LIABILITIES -
Financial liabilities at amortised cost:
Deposits from central banks	21,189,193	11,872,272	9,316,921	—	—	—	—
Deposits from credit institutions	45,125,943	5,095,717	25,207,663	9,072,826	3,280,331	1,959,966	509,441
Money market operations through Counterparties	23,252	—	23,252	—	—	—	—
Deposits from other creditors	182,635,181	83,166,800	34,282,998	8,893,767	9,625,098	46,127,859	538,659
Debt certificates including bonds	62,841,755	—	5,977,138	29,117,419	2,708,442	16,326,244	8,712,512
Subordinated liabilities	13,723,232	—	—	628,459	510,270	947,181	11,637,352
Other financial liabilities	3,966,664	3,966,664	—	—	—	—	—

37. Fair value of assets and liabilities

Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values at year-end:

2005 Thousand of euros	Book value	Fair Value
Assets
CASH AND BALANCES WITH CENTRAL BANKS	12,341,317	12,341,317
FINANCIAL ASSETS HELD FOR TRADING	44,011,781	44,011,781
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	1,421,253	1,421,253
AVAILABLE-FOR-SALE FINANCIAL ASSETS	60,033,988	60,033,988
LOANS AND RECEIVABLES	249,396,647	249,514,581
HELD-TO-MATURITY INVESTMENTS	3,959,265	4,035,248
HEDGING DERIVATIVES	3,912,696	3,912,696

Liabilities
FINANCIAL LIABILITIES HELD FOR TRADING	16,270,865	16,270,865
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	740,088	740,088
FINANCIAL LIABILITIES AT AMORTISED COST	329,505,250	323,015,482
HEDGING DERIVATIVES	2,870,086	2,870,086

2004 Thousand of euros	Book value	Fair Value
Assets
CASH AND BALANCES WITH CENTRAL BANKS	10,123,090	10,123,090
FINANCIAL ASSETS HELD FOR TRADING	47,036,060	47,036,060
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	1,059,490	1,059,490
AVAILABLE-FOR-SALE FINANCIAL ASSETS	53,003,545	53,003,545
LOANS AND RECEIVABLES	196,892,203	197,226,006
HELD-TO-MATURITY INVESTMENTS	2,221,502	2,264,421
HEDGING DERIVATIVES	4,723,450	4,723,450

Liabilities
FINANCIAL LIABILITIES HELD FOR TRADING	14,134,413	16,270,865
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	834,350	740,088
FINANCIAL LIABILITIES AT AMORTISED COST	275,583,527	274,821,153
HEDGING DERIVATIVES	3,131,572	3,131,572

38. Financial guarantees and drawable by third parties

The memorandum items Contingent Exposures and Contingent Commitments in the consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obliged to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.

The breakdown of the balances of these items at December 31, 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Contingent exposures-	29,861,597	21,557,649
Collateral, bank guarantees and indemnities	25,789,616	17,573,555
Rediscounts, endorsements and acceptances	41,742	38,921
Other	4,030,239	3,945,173

Contingent Commitments-	89,498,392	66,762,402
Drawable by third parties:	85,001,452	60,716,878
Credit institutions	2,816,351	2,665,031
General government sector	3,127,773	1,637,821
Other resident sectors	36,062,799	29,617,468
Non-resident sector	42,994,529	26,796,558
Other commitments	4,496,940	6,045,524

Total	119,359,989	88,320,051

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

Income from the guarantee instruments is recorded under the heading Fee and Commission Income in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

39. Assets assigned to other own and third-party obligations

At December 31, 2005 and 2004, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €64,440,394 thousand and €52,768,086 thousand, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain and to a portion of the assets asigned to mortgage bond issues, which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.

At December 31, 2005, there are no assets assigned to third-party obligations. At December 31, 2004, the balance of this caption amounted to €5,215 thosand.

40. Other contingent assets

As of December 31, 2005 and 2004, there are not significant contingent assets registered in consolidated financial statements attached.

41 Purchase and sale commitments

The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

At December 31, 2005 and 2004, the consolidated entities had sold financial assets totalling EUR 48,311,628 thousand and EUR 37,836,241 thousand, respectively, with a commitment to subsequently repurchase them, and had purchased financial assets totalling EUR 13,636,016 thousand and EUR 6,718,828 thousand, respectively, with a commitment to subsequently resell them,

42. Transactions for the account of third parties

The detail of the most significant items composing this heading is as follows:

	Thousands of Euros
	2005	2004
Financial instruments entrusted by third parties	502,274,442	448,515,742
Asset transfers	7,055,351	4,069,224
Derecognised in full from the balance sheet	1,587,209	2,096,440
Retained in full on the balance sheet	5,468,142	1,972,784
Conditional bills and other securities received for collection	3,765,253	3,879,312
Off-balance-sheet customer funds
Managed by the Group	143,888,172	124,498,577
- Investment companies and mutual funds	59,002,787	51,040,176
- Pension funds	53,958,782	41,490,401
- Customer portfolios managed on a discretionary basis	30,926,603	31,968,000

Total	656,983,218	581,227,053

43. Interest and similar income

The breakdown of the most significant interest and similar income earned by the Group in 2005 and 2004 is as follows:

	Thousands of Euros
	2005	2004
Central banks	458,272	275,282
Loans and advances to credit institutions	713,779	747,330
Loans and advances to other debtors:	10,190,534	7,809,691
General government	436,905	393,969
Resident sector	4,852,472	4,298,604
Non-resident sector	4,901,157	3,117,118
Debt securities	3,624,304	3,310,590
Rectification of income as a result of hedging transactions	530,136	(31,843)
Other income	330,649	241,288

Total	15,847,674	12,352,338

44 Interest expense and similar charges

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2005	2004
Bank of Spain and other central banks	288,006	287,884
Deposits from credit institutions	1,985,215	1,499,735
Deposits from other creditors	4,070,843	2,962,928
Debt certificates (including bonds)	2,454,517	1,913,658
Promissory notes, bills and debt securities	1,898,396	1,374,631
Subordinated liabilities	556,121	539,027
Rectification of expenses as a result of hedging transactions	(303,826)	(546,747)
Cost attributable to pension funds (Note 2,f)	255,370	210,342
Other charges	182,075	120,144

Total	8,932,200	6,447,944

45. Income from equity instruments

The amount recorded under this heading relates in full to dividends from other shares and equity instruments, which amounted to EUR 292,495 thousand at December 31, 2005 and EUR 255,146 thousand at December 31, 2004.

46. Fee and commission income

The breakdown of the balance of this heading in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2005	2004
Commitment fees	50,130	40,875
Contingent liabilities	176,745	159,484
Documentary credits	31,418	26,875
Bank and other guarantees	145,327	132,609
Arising from exchange of foreign currencies and banknotes	17,752	16,589
Collection and payment services	2,018,500	1,732,119
Securities services	1,947,746	1,739,055
Counselling on and management of one-off transactions	16,423	14,906
Financial and similar counselling services	10,790	6,482
Factoring transactions	18,815	17,041
Non-banking financial products sales	40,424	46,388
Other fees and commissions	371,799	284,042

Total	4,669,124	4,056,981

47 Fee and commission expenses

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2005	2004
Brokerage fees on lending and deposit transactions	12,843	8,449
Fees and commissions assigned to third parties	519,302	429,884
Other fees and commissions	196,983	205,626

Total	729,128	643,959

48 Insurance activity income

This heading in the accompanying consolidated income statement reflects the contribution of the consolidated insurance and reinsurance companies to the Group’s gross income. The detail of the balance of this heading is as follows:

	Thousands of Euros
	2005	2004
Premium income	2,916,831	2,062,030
Finance income	904,318	708,901
Reinsurance premiums paid	(63,403)	(71,931)
Benefits paid and other insurance-related expenses	(1,785,514)	(1,704,113)
Finance expense	(255,254)	(199,059)
Net provisioning expense	(1,274,283)	(413,744)
Impairment losses on assets and insurance and reinsurance receivables	44,228	8,534

Total	486,923	390,618

49. Gains/Losses on financial assets and liabilities

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2005	2004
Financial assets held for trading	897,484	1,110,551
Financial assets at fair value through profit or loss	33,022	1,296
Available-for-sale financial assets	428,560	974,412
Loans and receivables	129,203	13,932
Other operating assets	(508,105)	(1,338,334)

Total	980,164	761,857

The breakdown, by type, of the financial instruments which gave rise to the above balances is as follows:

	Thousands of Euros
	2005	2004
Debt instruments	48,354	346,232
Equity instruments	1,111,223	817,505
Loans and advances to other debtors	193,399	—
Derivatives	(415,128)	(455,172)
Deposits from other creditors	(318)	—
Other	42,634	53,292

Total	980,164	761,857

50. Sales and income from the provision of non-financial services and cost of sales

These headings of the accompanying consolidated statements of income show, respectively, sales of assets and income from the provision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and the related costs of sales. The main lines of business of these entities are as follows:

	Thousands of Euros
	2005		2004
	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales
Real estate	285,323	214,763	226,296	132,455
Services and other	291,050	235,831	241,940	209,290

Total	576,373	450,594	468,236	341,745

51. Personnel expenses

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2005	2004
Wages and salaries	2,743,684	2,459,582
Social security costs	471,799	436,651
Transfers to internal pension provisions (Note 2.2.f)	68,893	58,982
Contributions to external pension funds (Note 2.2.f)	55,813	57,419
Other personnel expenses	262,053	234,416

Total	3,602,242	3,247,050

The average number of employees in the Group, by professional category and country, was as follows:

	2005	2004
Spanish banks

- Executives	1,087	1,054
- Other line personnel	21,807	21,427
- Clerical staff	7,429	7,954
- Abroad	674	662

	30,997	31,097
Companies abroad

- Mexico	24,721	24,688
- Venezuela	5,568	5,779
- Argentina	3,428	3,396
- Colombia	3,487	3,327
- Peru	2,358	2,308
- Other	5,561	4,483

	45,123	43,981
Pension fund managers	7,078	5,415
Other non-banking companies	7,546	4,211

	90,744	84,704

52. Other administrative expenses

The breakdown of the balance of this heading in the consolidated income statements is as follows:

	Thousands of Euros
	2005	2004
Technology and systems	434,274	411,524
Communications	202,578	182,552
Advertising	211,677	143,706
Property, fixtures and materials	415,421	361,368
Taxes other than income tax	213,210	152,775
Other expenses	683,318	598,920

Total	2,160,478	1,850,845

The heading Property, Fixtures and Materials includes expenses relating to operating leases of buildings amounting to EUR 157,804 thousand and EUR 139,241 thousand in 2005 and 2004, respectively. The consolidated companies do not expect to terminate the lease contracts early.

The balance of the heading Other Administrative Expenses in the foregoing table includes the audit fees paid by the Group companies to their respective auditors, the detail for 2005 being as follows:

Thousands of Euros
Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	7,660
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	1,205
Fees for audits conducted by other firms	2,385

The detail of the other services provided to the various Group companies in 2005 is as follows:

Thousands of Euros
Firms belonging to the Deloitte worldwide organisation	1,787
Other firms	5,428

53. Finance income and expenses from non-financial activities

The amount recorded under these headings relates in full to finance income and expenses from the Group’s real estate and renting companies and amounted to revision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and amounted to EUR 641 thousand and EUR 4,025 thousand at December 31, 2005 and 2004, respectively.

54. Other gains and other losses

The breakdown of the balances of these headings in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2005	2004
Losses	208,279	271,220
Net losses on fixed asset disposals	22,477	22,450
Net losses on long-term investments due to write-downs	11,751	9,127
Other losses	174,051	239,643

Income	284,816	622,180
Net gains on sales of held-to-maturity investments	107,838	102,874
Net gains on sale of long-term investments	40,157	317,510
Income from the provision of non-typical services	3,852	4,733
Other income	132,969	197,063

Total	76.537	350.960

55. Transactions with non-consolidated associates and jointly controlled entities

55.1. Transactions with BBVA Group

The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies (Note 2.1-b and c), which consist of ordinary business and financial transactions carried out on an arm’s-length basis, in 2005, are as follows:

	Thousands of euros
	2005	2004
Assets:
Due from credit institutions	4,636	594
Total net lending	267,654	227,206

Liabilities:
Due to credit institutions	1,966	134
Deposits	19,070	47,208
Debt certificates (including bonds)	256,881	82,363

Memorandum accounts:
Contingent liabilities	35,218	97,694
Commitments and contingents liabilities	44,133	96,439

Statement of income:
Financial Revenues	7,745	6,230
Financial Expenses	5,569	1,705

There are no other material effects on the financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1-c), and from the insurance policies to cover pension or similar commitments (Note 2.2-f).

At December 31, 2005 and 2004, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately EUR 7,619,019 thousand and EUR 5,047,704 thousand, respectively.

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.

55.2. Transactions with key entity personnel

The information on the remuneration of key personnel (members of the Board of Directors of BBVA, S.A. and of the Management Committee) is included in Note 8.

The loans granted at December 31, 2005, to members of the Board of Directors of BBVA, S.A. totalled EUR 698 thousand. At December 31, 2005, no guarantees had been provided on their behalf.

The loans granted at December 31, 2005, to 18 members of the Management Committee, excluding the executive directors, amounted to EUR 4,249 thousand. At December 31, 2005, no guarantees had been provided on behalf of members of the Management Committee.

At December 31, 2005, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA, S.A. and of the Management Committee) totalled EUR 10,324 thousand. At December 31, 2005, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to EUR 22,712 thousand.

The demand and time deposits held on an arm’s length basis as part of BBVA’s ordinary banking business by directors, Management Committee members and their related parties totalled EUR 6,838 thousand at December 31, 2005.

In addition, BBVA and other Group companies, in the normal course of their business and in their capacity as financial institutions, habitually perform transactions with members of the Board of Directors of BBVA, S.A. and of the Management Committee and their respective related parties. All these transactions, which are scantly material, are conducted on an arm’s length basis.

The provisions recorded at December 31, 2005 to cover post-employment benefit obligations to the members of the Management Committee, excluding the executive directors, amounted to EUR 50,292 thousand, of which EUR 12,538 thousand were charged to 2005 income.

55.3. Transactions with other related parties

There are no other material transactions with other related parties.

56. Other information

On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. These funds totalled Ptas. 37,343 million (approximately EUR 225 million) and arose basically from the gains on the sale of shares of Banco de Vizcaya, S.A. and Banco Bilbao Vizcaya, S.A. from 1987 to 1992, and on the purchase and sale by BBV of shares of Argentaria, Caja Postal and Banco Hipotecario, S.A. in 1997 and 1998.

After dissolving the legal vehicles where the unrecorded funds were located and including the funds in its accounting records, BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.

On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.

Since various court proceedings are in progress to determine the possible criminal liability of the persons involved in the aforementioned events, the conduct of the two administrative proceedings was stayed until the final court decision is handed down.

At the date of preparation of these consolidated financial statements, none of the persons party to the proceedings or prosecuted in relation to the events referred to above was a member of the Board of Directors or the Management Committee or held executive office at BBVA, BBVA is not party to the criminal proceedings and no charges or claim for liability have been levelled against the Bank.

The proceedings DP 161/00 initiated in 2000 relating to the alleged participation of certain BBVA Privanza Bank employees in purported tax offences resulting from the marketing of BBVA Privanza Jersey fiduciary products, as well as to the purported tax offence by BBVA, S.A. for not including in its balance sheet the net assets of Canal Trust Company (a wholly-owned subsidiary of BBVA Privanza) are still at the initial investigative stage.

The Group’s legal advisers do not expect the aforementioned administrative and criminal proceedings to have any material impact on the Bank.

57. Detail of the Directors’ holdings in companies with similar business activities

Pursuant to Article 127 ter. of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of 28 July, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest.

	Ownership Interest
Surname(s) and First Name	Company	Number of Shares	Type of Ownership Interest
Breeden, Richard C.	—	—	—
Bustamante y de la Mora, Ramón	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	Santander Central Hispano	10,800	Indirect
	Banco Popular Español	2,950	Indirect
Goirigolzarri Tellaeche, José Ignacio	—	—	—
González Rodríguez, Francisco	Bancoval	76,040	Indirect
Knörr Borrás, Román	Santander Central Hispano	14,724	Indirect
Lacasa Suárez, Ricardo	Banco Popular Español	91,440	Direct
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	Banco Popular Español	3,212	Indirect
	Royal Bank of Scotland	754	Indirect
	Santander Central Hispano	3,659	Indirect
Rodríguez Vidarte, Susana	—	—	—
San Martín Espinós, José María	Santander Central Hispano	1,009	Direct
Vilá Boix, Angel (Telefónica de España, S.A.)	Banco Sabadell	3,125	Direct
	BNP Paribas	500	Direct

58. Explanation added for translation to English

These consolidated financial statements are presented on the basis of EU-IFRSs, as adopted by the European Union, Certain accounting practices applied by the Group that conform with EU-IFRSs may not conform with other generally accepted accounting principles.

EXHIBITS

Consolidated Companies Composing Registrant

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
(ASA) AG, DE SEGUROS DE ARGENTARIA, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	1,368	6,738	4,663	1,949	126
ADM. DE FONDOS PARA EL RETIRO-BANCOMER, S.A. DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	390,181	239,004	54,838	113,016	71,150
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA (AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	211,542	423,563	117,640	255,966	49,957
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	0.00	100.00	100.00	1,982	2,867	800	840	1,227
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	32,378	46,445	13,833	13,938	18,674
AFP PREVISION BBV-ADM. DE FONDOS DE PENSIONES, S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	8,401	2,418	3,166	2,817
ALMACENADORA FINANCIERA PROVINCIAL	VENEZUELA	SERVICES	0.00	100.00	100.00	996	1,464	467	740	257
ALMACENADORA INTERNACIONAL, C.A.	VENEZUELA	SERVICES	0.00	100.00	100.00	0	0	0	0	0
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	97,379	3,067	65,460	28,852
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	0.00	51.00	225	1,040	468	437	135
ALTURA MARKETS, A.V., S.A.	SPAIN	SECURITIES	50.00	0.00	50.00	5,000	629,900	608,413	12,041	9,446
ANCLA INVESTMENTS, S.A.	PANAMA	NO ACTIVITY	0.00	100.00	100.00	9	7,004	4	6,827	173
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	0.00	100.00	100.00	112,477	273,340	105,914	134,606	32,820
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	198,357	430,760	20,089	385,280	25,391
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	0.00	100.00	100.00	19,592	19,982	1	20,671	-690
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	0.00	100.00	100.00	18,920	18,945	1	18,648	296
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	0.00	100.00	100.00	577	1,042	483	1,532	-973
APLICA TECNOLOGIA AVANZADA	MEXICO	SERVICES	100.00	0.00	100.00	4	50,489	49,854	-1,580	2,215
APOYO MERCANTIL S.A. DE C.V.	MEXICO	REAL EST. INSTR.	0.00	100.00	100.00	41	1,759	1,718	14	27
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,924	29,190	0	28,089	1,101
ARGENTARIA SERVICIOS, S.A.	CHILE	SERVICES	100.00	0.00	100.00	676	1,434	10	1,517	-93
ASERLOCAL, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	43	44	1	45	-2

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
ASSEGURANCES PRINCIPAT, S.A.	ANDORRA	INSURANCE	0.00	100.00	100.00	6,503	677,931	665,089	10,543	2,299
ASSUREX, S.A.	ARGENTINA	INSURANCE	87.49	12.50	99.99	60	3,416	3,352	129	-65
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES,	0.00	100.00	100.00	3,762	3,880	119	4,308	-547
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM,, LDA.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	17,217	78,596	68,339	9,664	593
BAHIA SUR RESORT, S.C.	SPAIN	REAL ESTATE	99.95	0.00	99.95	1,436	1,438	15	1,423	0
BANC INTERNACIONAL D’ANDORRA, S.A.	ANDORRA	BANKING	0.00	51.00	51.00	15,528	2,595,735	2,211,346	301,016	83,373
BANCA MORA, S.A. (1)	ANDORRA	BANKING	0.00	100.00	100.00	0	0	0	30,060	0
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,461	781,786	644,543	140,629	-3,386
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	210,727	4,600,062	4,380,591	210,135	9,336
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	59.70	6.92	66.62	261,144	6,430,691	5,955,281	433,253	42,157
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	0.00	100.00	100.00	117,609	5,934,648	5,522,114	383,289	29,245
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	0.00	100.00	26,955	405,665	372,366	37,981	-4,682
BANCO CONTINENTAL, S.A.	PERU	BANKING	0.00	92.08	92.08	342,512	4,526,480	4,154,524	273,805	98,151
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	0.00	100.00	509,597	12,268,153	11,967,946	249,814	50,393
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	0.00	99.81	99.81	15,146	32,451	208	31,857	386
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	0.00	100.00	100.00	1,595	1,024,043	981,486	-5,753	48,310
BANCO GRANAHORRAR	COLOMBIA	BANKING	0.00	98.78	98.78	158,136	1,430,378	1,273,939	161,967	-5,528
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	0.00	99.93	99.93	97,215	186,998	382	179,456	7,160
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,252	16,529	1,184	15,183	162
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	0.00	100.00	100.00	29,942	367,186	337,245	26,006	3,935
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	180,224	4,985,333	4,559,898	321,174	104,261
BANCO UNO-E BRASIL, S.A.	BRAZIL	BANKING	100.00	0.00	100.00	16,166	30,134	4,197	23,999	1,938

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	2	2	1	1	0
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	4,660	6,250	1,589	6,422	-1,761
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	2,775	3,120	345	2,437	338
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	18	24	7	24	-7
BANCOMER SECURITIES INTERNATIONAL INC.	UNITED STATES	FINANCIAL SERV.	10.00	90.00	100.00	6,179	5,708	1,291	3,575	842
BANCOMER TRANSFER SERVICE	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	24,024	92,080	68,057	12,431	11,592
BANCOMERCIO SEGUROS, S.A. AGENCIA DE SEGUROS	SPAIN	SERVICES	99.99	0.01	100.00	60	81	1	80	0
BANINBAO DE INVERSIONES, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	1,581	1,582	0	1,561	21
BANKERS INVESTMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	970	988	18	861	109
BBV AMERICA FUND MANAGER LTD.	CAYMAN ISLANDS	NO ACTIVITY	0.00	100.00	100.00	405	16,607	2	16,373	232
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	479,328	491,627	0	402,452	89,175
BBV BANCO DE FINANCIACION S.A.	SPAIN	BANKING	0.00	100.00	100.00	64,200	7,330,769	7,262,187	68,172	410
BBV DESARROLLO 92, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	0	149	0	139	10
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	30,562	66,084	35,523	31,084	-523
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	0.00	70.00	1,331	6,495	4,097	1,691	707
BBVA ADMINISTRADORA GENERAL DE FONDOS, S.A.	CHILE	FINANCIAL SERV.	0.00	100.00	100.00	15,954	17,225	1,261	15,208	756
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	54,434	54,378	47	9
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.45	76.10	48,384	4,099,646	3,597,924	469,509	32,213
BBVA BANCOMER CAPITAL TRUST I,	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	13,702	460,012	446,904	13,108	0
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	0.00	100.00	100.00	45,070	56,241	10,845	44,419	977
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	99.99	99.99	16,812	32,266	15,452	7,808	9,006
BBVA BANCOMER HOLDING CORPORATION	UNITED STATES	PORTFOLIO	100.00	0.00	100.00	19,836	3,981	0	3,224	757

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	515	6,045	5,530	324	191
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	0.00	100.00	100.00	353,952	369,629	15,678	292,100	61,851
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	0.00	100.00	100.00	4,397,098	99,846,523	95,445,181	3,773,933	627,409
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	337	6,175	1,176	2,852	2,147
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	1,988,662	1,988,517	118	27
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	0	2,195,352	2,193,331	1,941	80
BBVA CARTERA DE INVERSIONES, SICAV, S.A.	SPAIN	PORTFOLIO	74.84	0.00	74.84	46,876	143,572	162	140,421	2,989
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.15	19.22	95.37	157,429	3,462,889	3,196,557	229,172	37,160
BBVA CONSOLIDAR SALUD, S.A.	ARGENTINA	INSURANCE	20.38	79.62	100.00	9,274	20,415	11,169	8,795	451
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	5,973	24,136	11,973	11,191	972
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	SERVICES	0.00	100.00	100.00	13,401	14,773	1,365	10,363	3,045
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	0.00	100.00	100.00	22,215	227,007	204,700	20,886	1,421
BBVA CORREDURIA TECNICA ASEGURADORA, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	297	12,024	5,787	4,166	2,071
BBVA CRECER AFP, S.A.	DOMINICAN REPUBLIC	FINANCIAL SERV.	35.00	35.00	70.00	1,783	8,797	2,356	8,074	-1,633
BBVA DINERO EXPRESS, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	2,186	4,492	2,234	2,053	205
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	30,879	37,865	4,010	30,800	3,055
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	FINANCIAL SERV.	50.00	0.00	50.00	600	3,415	2,257	1,200	-42
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	FINANCIAL SERV.	50.00	0.00	50.00	600	3,927	2,769	1,200	-42
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	0.00	100.00	100.00	126,447	5,407,949	5,222,148	171,023	14,778
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	0.00	99.99	99.99	8,411	9,050	610	7,290	1,150
BBVA FINANCE (DELAWARE) INC.	UNITED STATES	FINANCIAL SERV.	100.00	0.00	100.00	110	437	0	449	-12
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	0.00	100.00	100.00	3,324	17,372	4,701	12,286	385

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
BBVA FINANCE SPA,	ITALY	FINANCIAL SERV.	100.00	0.00	100.00	4,648	5,383	196	4,930	257
BBVA FUNDOS	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	998	4,267	516	2,191	1,560
BBVA GEST	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	998	5,384	470	3,247	1,667
BBVA GESTION, SOCIEDAD ANONIMA, SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	221,092	132,887	19,659	68,546
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	0	2,622,340	2,618,295	3,899	146
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	34,837	58,650	13,096	33,978	11,576
BBVA HORIZONTE, S.A.	PANAMA	NO ACTIVITY	90.00	0.00	90.00	3,304	4,594	78	4,252	264
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL EST. INSTR.	0.00	68.11	68.11	2,213	23,835	20,586	3,924	-675
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	1,205	2,953	13	2,741	199
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	0.00	100.00	2,769,952	2,528,252	53	2,332,255	195,944
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	1	1,349,780	1,346,585	3,295	-100
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	553,131	553,069	60	2
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	0.00	100.00	180,381	5,599,770	5,326,835	261,207	11,728
BBVA LUXINVEST. S.A	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	999,362	33,998	951,399	13,965
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	0.00	100.00	0	1	0	1	0
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	0.00	99.99	22,598	276,318	241,326	25,540	9,452
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,366	320,948	1,248	314,666	5,034
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	3,907	33,877	2,158	23,354	8,365
BBVA PENSIONES CHILE, S.A.	CHILE	PENSIONS	32.23	67.77	100.00	281,182	371,774	19,065	364,395	-11,686
BBVA PENSIONES, S.A., ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	0.00	100.00	12,922	131,782	95,537	25,938	10,307
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	461	6	405	50
BBVA PREFERRED CAPITAL	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	1	204,505	203,447	790	268

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
BBVA PRIVANZA BANK (JERSEY), LTD.	CHANNEL ISLANDS	NO ACTIVITY	0.00	100.00	100.00	20,610	1,338,237	1,238,948	90,560	8,729
BBVA PRIVANZA INTERNATIONAL (GIBRALTAR) LTD.	GIBRALTAR	NO ACTIVITY	0.00	100.00	100.00	8,523	83,128	4,276	78,247	605
BBVA PROMOCIONES, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	354	1,099	143	740	216
BBVA RE LIMITED	IRELAND	INSURANCE	0.00	100.00	100.00	656	36,482	28,501	4,896	3,085
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	0.00	100.00	100.00	20,976	458,990	378,069	70,534	10,387
BBVA RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	2,850	2,175	567	108
BBVA SECURITIES HOLDINGS (UK) LIMITED	UNITED KINGDOM	FINANCIAL SERV.	0.00	100.00	100.00	395	6,722	6,353	561	-192
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	31,329	35,053	3,954	30,573	526
BBVA SECURITIES LTD.	UNITED KINGDOM	FINANCIAL SERV.	0.00	100.00	100.00	3,701	7,098	2,967	3,994	137
BBVA SECURITIES OF PR, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	0.00	100.00	4,726	5,709	436	5,603	-330
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	0.00	100.00	100.00	23,884	163,746	139,861	20,225	3,660
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	13,087	106,006	83,355	16,274	6,377
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,279	33,305	21,617	10,963	725
BBVA SEGUROS INC.	PUERTO RICO	SERVICES	0.00	100.00	100.00	212	2,972	848	1,085	1,039
BBVA SEGUROS, S.A.	SPAIN	INSURANCE	97.16	2.78	99.94	380,398	12,938,302	12,241,553	546,604	150,145
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	60	12,357,115	12,356,974	56	85
BBVA SOCIEDAD LEASING HABITACIONAL BHIF	CHILE	FINANCIAL SERV.	0.00	97.48	97.48	10,071	23,327	12,996	9,789	542
BBVA SUBORDINATED CAPITAL, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	130	1,489,012	1,488,938	126	-52
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	55,066	541,574	311,009	204,411	26,154
BBVA TRADE, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	6,379	21,940	276	9,474	12,190
BBVA VALORES GANADERO, S.A. COMISIONISTA DE BOLSA	COLOMBIA	FINANCIAL SERV.	0.00	100.00	100.00	3,380	3,788	242	3,023	523
BBVA, INSTITUICAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	40,417	260,318	231,105	27,880	1,333

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
BBVAPR HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	0.00	100.00	255,804	118,361	7	118,394	-40
BCL INTNAL, FINC. LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	0.00	100.00	100.00	0	194,478	194,423	300	-245
BCL PARTICIPACIONES, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	1,908	1,909	0	2,171	-262
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	0.00	100.00	0	1	1	0	0
BEXCARTERA, SICAV, S.A.	SPAIN	PORTFOLIO	0.00	80.74	80.74	9,331	13,035	78	12,777	180
BHIF ASESORIAS Y SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	0.00	98.60	98.60	9,090	9,907	688	7,168	2,051
BI-BM GESTIO D’ACTIUS, S.A.	ANDORRA	FINANCIAL SERV.	0.00	100.00	100.00	301	3,334	627	-4,337	7,044
BIBJ MANAGEMENT, LTD	CHANNEL ISLANDS	NO ACTIVITY	0.00	100.00	100.00	0	0	0	0	0
BIBJ NOMINEES, LTD	CHANNEL ISLANDS	NO ACTIVITY	0.00	100.00	100.00	0	0	0	0	0
BILBAO VIZCAYA AMERICA BV	NETHERLANDS	PORTFOLIO	0.00	100.00	100.00	371,143	371,661	518	330,284	40,859
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	64,222	6,484	43,191	14,547
BILBAO VIZCAYA INVESTMENT ADVISORY COMPANY	LUXEMBOURG	FINANCIAL SERV.	100.00	0.00	100.00	77	12,772	1,571	10,347	854
BROOKLINE INVESTMENTS, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	33,969	32,461	461	31,578	422
BVBJ PENSION TRUSTEES (JERSEY)LIMITED	CHANNEL ISLANDS	NO ACTIVITY	0.00	100.00	100.00	0	0	0	0	0
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV	NETHERLANDS	NO ACTIVITY	0.00	100.00	100.00	494	8,710	22	3,736	4,952
CANAL TRUST COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	0.00	100.00	100.00	36	1,289	149	890	250
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	0.00	100.00	60,541	431,784	83,905	18,542	329,337
CASA DE BOLSA BBV - PROBURSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	91,411	130,830	39,414	58,467	32,949
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V. (IN LIQUIDATION)	MEXICO	NO ACTIVITY	0.00	100.00	100.00	215	215	1	212	2
CASA DE CAMBIO PROBURSA, S.A. DE C.V.	MEXICO	NO ACTIVITY	0.00	89.56	89.56	0	15	15	0	0
CATYA INVESTMENTS LIMITED	CAYMAN ISLANDS	NO ACTIVITY	0.00	100.00	100.00	8	760	0	879	-119
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY,	0.00	100.00	100.00	108	213	3	377	-167

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	11,167	13,218	2,050	11,636	-468
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	4,754	251,752	183,524	71,679	-3,451
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	53,164	54,349	186	53,166	997
CLINICA BAZTERRICA, S.A.	ARGENTINA	SERVICES	0.00	100.00	100.00	4,336	11,255	6,920	4,257	78
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	232,976	173,618	2,025	169,266	2,327
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	66,405	98,052	24,338	68,916	4,798
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,465	117,181	74,879	36,467	5,835
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	8,681	444,922	430,767	11,728	2,427
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	15,186	77,442	53,799	21,050	2,593
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	SERVICES	0.00	100.00	100.00	102	1,830	1,727	221	-118
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	0.00	100.00	100.00	175	945	115	831	-1
CONTINENTAL BOLSA, SDAD, AGENTE DE BOLSA, S.A.	PERU	SECURITIES	0.00	100.00	100.00	2,746	3,861	1,115	2,009	737
CONTINENTAL S.A. TITULIZADORA	PERU	SERVICES	0.00	100.00	100.00	730	734	4	724	6
CONTINENTAL, S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	0.00	100.00	100.00	3,668	3,967	299	3,171	497
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	11	8,115	8,104	11	0
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	0.00	100.00	100.00	138,508	151,819	1,246	150,505	68
CORPORACION DE SERVICIOS LOGISTICOS, S.A.	SPAIN	NO ACTIVITY	87.64	12.36	100.00	1,355	1,407	34	1,351	22
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	452,431	962,835	17,077	807,276	138,482
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	0.00	100.00	100.00	1,251	121,304	8,390	-176,378	289,292
CREDILOGROS COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	29.95	70.05	100.00	9,725	27,011	16,202	9,143	1,666
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST. INSTR.	0.00	100.00	100.00	43	45	1	44	0
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	0.00	72.50	72.50	19,900	42,984	15,562	27,598	-176

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	1,523	1,632	108	1,465	59
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	0.00	100.00	100.00	11,202	11,203	0	10,834	369
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	13,492	13,578	92	16,035	-2,549
EDIFICIO LINARES, S.L.	SPAIN	REAL ESTATE	100.00	0.00	100.00	5,360	5,239	222	5,589	-572
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	0.00	98.76	98.76	5,989	8,590	2,538	5,592	460
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	0.00	70.00	70.00	2,800	13,854	10,134	3,778	-58
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	1,500	3,819	1,361	3,226	-768
EMPRESA INSTANT CREDIT, C.A	VENEZUELA	SERVICES	0.00	100.00	100.00	0	0	0	0	0
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	0.00	100.00	0	717	6,385	-1,769	-3,899
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	0.00	51.00	51.00	31	31	0	31	0
EUROPEA DE TITULIZACION, S.A., SDAD,GEST.DE FDOS,DE TITUL,	SPAIN	FINANCIAL SERV.	82.97	0.00	82.97	1,506	5,450	565	3,096	1,789
EURORISK, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	60	61,230	60,001	1,041	188
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	10,000	9,982	-8	9,960	30
FACTOR MULTIBA, S.A. DE C.V.	MEXICO	NO ACTIVITY	0.00	100.00	100.00	1	38	38	0	0
FACTORAJE PROBURSA, S.A. DE C.V.	MEXICO	NO ACTIVITY	0.00	100.00	100.00	-22	1	23	519	-541
FIDEICOMISO 29763-0 SOCIO LIQUIDADOR OP.FINAN.POSICION PRO	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	8,768	8,946	178	7,054	1,714
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	28,081	25,661	350	22,812	2,499
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	SERVICES	0.00	100.00	100.00	3	3	0	3	0
FIDEICOMISO BANCO FRANCES	ARGENTINA	FINANCIAL SERV.	100.00	0.00	100.00	0	1,933	1,175	909	-151
FIDEICOMISO CENTRO CORPORATIVO REGIONAL F/47433-8	MEXICO	SERVICES	0.00	100.00	100.00	15,247	26,686	11,439	20,051	-4,804
FIDEICOMISO INGRAL	COLOMBIA	SERVICES	0.00	100.00	100.00	166	891	2	892	-3
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	87,012	87,011	1	0

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	43,496	43,496	0	0
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	44,062	44,062	0	0
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	0	41,083	41,083	0	0
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	SERVICES	100.00	0.00	100.00	51	46	0	47	-1
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	5,370	0	5,182	188
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	0.00	85.00	85.00	14,369	548,808	521,988	25,710	1,110
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	0.00	100.00	100.00	56,203	3,116,913	2,976,305	114,559	26,049
FINTEGRA FINANCIAL SOLUTIONS, LLC	UNITED STATES	FINANCIAL SERV.	0.00	51.51	51.51	791	2,695	1,159	1,306	230
FORO LOCAL, S.L.	SPAIN	SERVICES	0.00	60.13	60.13	2	18	13	5	0
FRANCES ADMINISTRADORA DE INVERSIONES, S.A. G.F.C. INVERS.	ARGENTINA	FINANCIAL SERV.	0.00	100.00	100.00	3,197	4,064	867	3,831	-634
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	0.00	100.00	100.00	2,583	2,998	415	1,859	724
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	INSURANCE	0.00	100.00	100.00	136	227	90	134	3
GENERAL DE PARTICIPACIONES EMPRESARIALES	SPAIN	PORTAFOLIO	65.68	34.32	100.00	1,215	2,082	0	1,757	325
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	70.00	0.00	70.00	8,830	22,825	1,780	19,086	1,959
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	150	950	327	550	73
GFB SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	1,972	1,976	4	1,861	111
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	1,509	1,921	409	1,800	-288
GRAN JORGE JUAN, S.A.	SPAIN	NO ACTIVITY	100.00	0.00	100.00	10,115	10,288	175	10,114	-1
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV	0.00	90.00	90.00	0	382	236	153	-7
GRELAR GALICIA. S.A.	SPAIN	PORTFOLIO	0.00	100.00	100.00	4,216	4,216	0	4,138	78
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.96	51.00	99.96	6,282,065	5,769,753	3,151	4,907,308	859,294
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST. INSTR.	0.00	100.00	100.00	187	194	5	194	-5

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	100.00	100.00	245,382	1,492,700	1,263,700	159,668	69,332
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	0.00	50.00	123,019	393,559	7	301,760	91,792
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	10,690	43,432	32,695	20,399	-9,662
HTI TASK, S.L.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	227	227	0	224	3
IBERDROLA SERVICIOS FINANCIEROS, E.F.C. S.A.	SPAIN	FINANCIAL SERV.	0.00	84.00	84.00	7,290	9,104	61	8,984	59
IBERTRADE, LTD.	CHANNEL ISLANDS	SERVICES	0.00	100.00	100.00	615	34,051	21,000	-11,861	24,912
INGENIERIA EMPRESARIAL MULTIBA	MEXICO	SERVICES	0.00	99.99	99.99	0	0	0	0	0
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SPAIN	SERVICES	0.00	100.00	100.00	3,676	2,530	979	2,877	-1,326
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST. INSTR.	99.99	0.01	100.00	2,817	2,916	44	2,817	55
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	3,436	3,521	84	3,444	-7
INMOBILIARIA Y PROMOTORA RURAL MEXIQUENSE, S.A. DE C.V.	MEXICO	REAL ESTATE	0.00	73.66	73.66	9,543	21,582	958	20,631	-7
INMUEBLES Y RECUPERACIONES CONTINENTAL	PERU	REAL EST. INSTR.	0.00	100.00	100.00	25,297	25,482	184	24,474	824
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	474	482	1	474	7
INVERSIONES ALDAMA, C.A	VENEZUELA	REAL STATE	0.00	100.00	100.00	0	0	0	0	0
INVERSIONES BANPRO INTERNATIONAL INC. NV	NETHERLANDS ANTILLES	FINANCIAL SERV.	48.01	0.00	48.01	11,390	31,947	97	27,861	3,989
INVERSIONES BAPROBA, C.A,	VENEZUELA	SERVICES	100.00	0.00	100.00	1,307	1,777	133	1,361	283
INVERSIONES MOBILIARIAS, S.L.	SPAIN	PORTFOLIO	100.00	0.00	100.00	660	673	0	659	14
INVERSIONES P.H.R.4. C.A,	VENEZUELA	REAL ESTATE	0.00	60.46	60.46	0	59	0	59	0
INVERSIONES T, C.A	VENEZUELA	SERVICES	0.00	100.00	100.00	0	0	0	0	0
INVERSIONES TRECE, C.A.	VENEZUELA	SERVICES	0.00	100.00	100.00	0	0	0	0	0
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	0.00	99.91	99.91	2	51,137	3,820	44,432	2,885
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	0.00	84.91	84.91	2,293	6,477	3,819	2,661	-3

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
LAREDO NATIONAL BANCSHARES, INC.	UNITED STATES	PORTFOLIO	100.00	0.00	100.00	666,883	776,620	45,137	728,008	3,475
LAREDO NATIONAL BANCSHARES OF DELAWARE, INC.	UNITED STATES	PORTFOLIO	0.00	100.00	100.00	734,432	734,432	1	729,995	4,436
LAREDO NATIONAL BANK	UNITED STATES	BANKING	0.00	100.00	100.00	734,425	3,456,591	2,722,149	729,633	4,809
LEASIMO - SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	0.00	100.00	100.00	11,576	97,389	86,688	9,564	1,137
LNB CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	554	18,456	17,902	527	27
LNB STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	789	26,299	25,510	753	36
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	0.00	100.00	2,869	7,290	4,825	2,589	-124
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	649	2,754	2,103	2,152	-1,501
MERCURY TRUST LTD.	CAYMAN ISLANDS	BANKING	0.00	100.00	100.00	4,424	4,568	112	4,484	-28
MEXIMED, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	3,165	3,838	673	3,006	159
MILANO GESTIONI, SRL.	ITALY	REAL EST. INSTR.	0.00	100.00	100.00	46	4,500	4,170	226	104
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	0.00	55.90	55.90	9,724	38,345	21,274	17,172	-101
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL STATE	0.00	100.00	100.00	20,000	19,996	0	20,000	-4
MONTEALIAGA, S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	21,154	63,676	53,744	9,943	-11
MULTIASISTENCIA. S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	7,003	14,260	6,323	7,375	562
MULTIVAL, S.A.	SPAIN	PORTFOLIO	0.00	100.00	100.00	78	246	168	1,124	-1,046
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100.00	0.00	100.00	8,211	8,915	8	8,271	636
OLIMAR, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	2,324	2,445	0	2,396	49
OPCION VOLCAN, S.A.	MEXICO	REAL EST. INSTR.	0.00	100.00	100.00	57,081	71,411	14,331	68,678	-11,598
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	6,150	7,300	1,150	5,876	274
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	0.00	100.00	100.00	90,533	1,316,016	1,225,479	76,106	14,431
PERI 5,1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	0.00	54.99	54.99	1	1	0	1	0

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
PREVENTIS, S.A.	MEXICO	INSURANCE	0.00	75.01	75.01	4,900	9,203	2,670	5,367	1,166
PRO-SALUD, C.A,	VENEZUELA	SERVICES	0.00	58.86	58.86	0	0	0	0	0
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	FINANCIAL SERV.	100.00	0.00	100.00	1,522	2,021	23	1,974	24
PROMOCIONES INMOBILIARIAS ARJONA, S.A.	SPAIN	REAL EST. INSTR.	100.00	0.00	100.00	1,210	1,507	5	1,480	22
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	0.00	100.00	139	148	0	148	0
PROMOTORA PROMEX, S.A. DE C.V.	MEXICO	NO ACTIVITY	0.00	100.00	100.00	0	23	0	25	-2
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	0.00	58.50	58.50	336	1,702	1,128	703	-129
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	0.00	100.00	100.00	58,164	58,521	145	49,457	8,919
PROVINCIAL DE VALORES CASA DE BOLSA	VENEZUELA	FINANCIAL SERV.	0.00	90.00	90.00	4,194	6,806	2,163	3,620	1,023
PROVINCIAL SDAD, ADMIN, DE ENTIDADES DE INV. COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	0.00	100.00	100.00	1,037	1,162	136	743	283
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN. DE APORTES, S.A.	BOLIVIA	PENSIONS	0.00	100.00	100.00	230	1,649	1,410	204	35
PROYECTO MUNDO AGUILON, S,L	SPAIN	REAL STATE	0.00	100.00	100.00	9,317	26,464	6,743	3,127	16,594
PROYECTOS EMPRESARIALES CAPITAL RIESGO S.G.E.C.R.,S.A.	SPAIN	FINANCIAL SERV	100.00	0.00	100.00	1,200	1,200	6	1,200	-6
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	0.00	100.00	100.00	3,148	3,490	8	3,450	32
RATESTART, INC.	UNITED STATES	FINANCIAL SERV.	0.00	100.00	100.00	353	3,796	3,490	107	199
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	0.00	100.00	100.00	9,602	17,963	8,361	9,330	272
RESIDENTARIA, S.L.	SPAIN	REAL ESTATE	0.00	100.00	100.00	1,683	1,741	17	1,683	41
S,GESTORA FONDO PUBL,REGUL,MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	0.00	77.20	138	219	67	155	-3
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	0.00	100.00	100.00	3,416	3,620	133	3,485	2
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	246,323	604,960	477,705	78,585	48,670
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	0.00	100.00	100.00	8,091	17,375	9,277	4,038	4,060
SENORTE VIDA Y PENSIONES, S.A. CIA. DE SEGUROS Y REASEG.	SPAIN	INSURANCE	0.00	100.00	100.00	34,158	44,561	2,450	40,615	1,496

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	342	5,445	5,102	287	56
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	142	692	540	137	15
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	1,603	5,332	3,729	1,491	112
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	5,878	5,775	80	23
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC, S.A.	SPAIN	PORTFOLIO	100.00	0.00	100.00	114,518	184,750	1,196	173,866	9,688
SOCIETE HISPANO-MAROCAINE DE SERVICES, S.A.	MOROCCO	NO ACTIVITY	0.00	100.00	100.00	0	187	57	130	0
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	0.00	100.00	100.00	0	31	368	-266	-71
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	99.98	0.02	100.00	10,745	10,752	7	10,456	289
TEXAS INTERNATIONAL INSURANCE GROUP, INC.	UNITED STATES	SERVICES	0.00	100.00	100.00	381	391	10	363	18
TEXTIL TEXTURA, S.L.	SPAIN	INDUSTRIAL	0.00	64.50	64.50	5,305	15,831	9,306	5,826	699
TRANSITORY CO	PANAMA	REAL EST. INSTR.	0.00	100.00	100.00	-352	11,184	10,841	349	-6
UNICOM TELECOMUNICACIONES, S. DE R.L. DE C.V.	MEXICO	SERVICES	0.00	99.98	99.98	-11	13	23	-8	-2
UNIDAD DE AVALUOS MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	90.00	90.00	622	920	229	654	37
UNISEAR INMOBILIARIA, S.A.	SPAIN	REAL ESTATE	0.00	100.00	100.00	15,626	18,348	629	16,723	996
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	SERVICES	0.00	100.00	100.00	2,410	2,437	16	2,391	30
UNO-E BANK, S.A.	SPAIN	BANKING	34.35	32.65	67.00	75,845	1,372,874	1,246,714	118,654	7,506
URBANIZADORA SANT LLORENC, S.A.	SPAIN	REAL ESTATE	60.60	0.00	60.60	0	108	0	108	0
URBANIZADORA TINERFEÑA, S.A.	SPAIN	NO ACTIVITY	0.00	100.00	100.00	9,266	9,270	0	9,063	207
VALLEY BANK	UNITED STATES	BANKING	0.00	100.00	100.00	17,341	87,828	70,432	18,234	-838
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	0.00	100.00	100.00	638	640	3	2,029	-1,392

Information on foreign companies at exchange rate on 12/31/05

(1)	Consolidated with Banc Internacional D´Andorra, S.A.
(*)	Unaudited data.

APPENDIX II

ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES

PROPORTIONATELY CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

						Thousands of Euros (*)
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets at 31/12/05	Liabilities at 31/12/05	Equity at 31/12/05	Profit (Loss) for the Period Ended 31/12/05
ADVERA, S.A.	ITALY	FINANCIAL SERV.	50.00	0.00	50.00	2,153	131,592	127,522	6,912	-2,842
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	0.00	50.00	50.00	1,518	4,096	2	3,646	448
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	0.00	50.00	50.00	3,355	14,328	8,986	4,904	438

Information on foreign companies at exchange rate on 12/31/05

(*)	Unaudited data.

APPENDIX III

ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING

THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as a whole, represent 98% of the total investment in this respect)

						Thousands of Euros
			% of Voting Rights Controlled by the Bank			Net Carrying Amount	Investee Data
Company	Location	Activity	Direct	Indirect	Total		Assets	Liabilities	Equity	Profit (Loss) for the Period
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	0.00	35.38	35.38	6,014	17,224	2,518	13,972	734
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	0.00	49.00	49.00	4,784	10,906	3,184	7,473	248
BANCA NAZIONALE DEL LAVORO, S.P.A.	ITALY	BANKING	14.43	0.00	14.43	726,400	78,892,354	73,590,112	5,336,422	-34,180	(1)
CAMARATE GOLF, S.A.	SPAIN	REAL ESTATE	0.00	26.00	26.00	4,627	54,400	36,429	18,000	-29
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO, S.A.	SPAIN	SERVICES	21.82	0.00	21.82	10,397	60,071	14,023	46,736	-688	(1)
CONCESION SABANA DE OCCIDENTE, S.A.	COLOMBIA	SERVICES	0.00	47.20	47.20	12,992	21,869	1,566	16,254	4,049	(1)
CONSORCIO INTERNACIONAL DE ASEGURADORES DE CREDITO, S.A.	SPAIN	INSURANCE	20.25	0.00	20.25	4,283	39,819	16,505	23,614	-300
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	PORTFOLIO	0.00	50.00	50.00	468,076	1,133,310	276,980	669,821	186,509
DESARROLLO INMOBILIARIO DE LANZAROTE S.A.	SPAIN	REAL ESTATE	0.00	40.80	40.80	4,441	4,846	19	4,829	-1
E-BUSINESS	PANAMA	NO ACTIVITY	0.00	24.69	24.69	72	298	49	273	-24	(2)
EUROPEAN MULTI INDEX ADVISORY COMPANY S.A	LUXEMBOURG	NO ACTIVITY	33.33	0.00	33.33	357	7,762	2,365	106	5,291	(3)
HESTENAR, S.L.	SPAIN	REAL ESTATE	0.00	40.00	40.00	7,653	26,550	20,608	5,991	-49
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	0.00	50.00	50.00	5,136	22,564	14,792	7,748	24
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	12,622	73,426	55,500	18,004	-78	(1)
INMUEBLES MADARIAGA PROMOCIONES, S.L.	SPAIN	REAL ESTATE	50.00	0.00	50.00	3,142	6,690	336	6,359	-5
LAS PEDRAZAS GOLF, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	15,871	89,405	57,426	32,000	-21
MOBIPAY INTERNATIONAL, S.A.	SPAIN	SERVICES	0.00	50.00	50.00	2,941	8,732	489	12,544	-4,301
MONTEALMENARA GOLF, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	7,471	42,591	26,929	15,698	-36
ONEXA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	0.00	49.80	49.80	18,444	510,594	342,583	173,645	-5,634	(1)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL STATE	0.00	30.00	30.00	5,839	—	—	—	—	(4)
PART, SERVIRED, SDAD, CIVIL	SPAIN	SERVICES	20.50	0.92	21.42	10,630	52,545	4,333	48,178	17
PROMOTORA METROVACESA, S.L.	SPAIN	REAL ESTATE	0.00	50.00	50.00	8,777	73,574	54,567	20,050	-1,043	(1)
ROMBO COMPAÑIA FINANCIERA	ARGENTINA	FINANCIAL SERV.	0.00	40.00	40.00	3,369	15,726	8,104	6,703	920
SEGURETAT I SERVEIS, S.A.	ANDORRA	SERVICES	0.00	28.57	28.57	223	1,250	479	677	94

APPENDIX III

ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING

THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as a whole, represent 98% of the total investment in this respect)

						Thousands of Euros
			% of Voting Rights Controlled by the Bank				Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets	Liabilities	Equity	Profit (Loss) for the Period
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	0.00	46.14	46.14	4,934	9,804	1,391	8,456	-42
TECNICAS REUNIDAS, S.A.	SPAIN	SERVICES	0.00	25.39	25.39	38,573	568,350	424,302	113,825	30,223	(1)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	0.00	24.26	24.26	57,775	482,837	314,577	156,165	12,095	(1)
OTHER COMPANIES						27,112

TOTAL						1,472,955

Data relating to the latest financial statements (generally for 2004) approved at the date of preparation of these notes to the consolidated financial statements.

For the companies abroad the exchange rates ruling at the reference date are applied.

(1)	Consolidated data.
(2)	Unaudited data as of November 30, 2004.
(3)	Audited data as of September 30, 2004.
(4)	Company incorporated in October 2005.

APPENDIX IV

NOTIFICATION OF ACQUISITION OF INVESTEES

(ART, 86 OF THE SPANISH CORPORATIONS LAW AND ART, 53 OF SECURITIES MARKET LAW 24/1998)

		% of Ownership
Investee	Activity	Net % Acquired/(Sold) in the Year	% at Year-End	Date of Notification to Investee
Acquisitions made until 12/31/2005
FRANQUICIA TEXTURA, S.A. (1)	INDUSTRIAL	100.00	0.00	03/10/2005
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SERVICES	50.00	100.00	03/10/2005
MONTEALIAGA,S.A.	REAL STATE	40.00	100.00	03/10/2005
SERVICIO DE PAGOS INTERBANCARIOS,S.A.	FINANCIAL SERV.	6.70	12.11	07/19/2005
TEXTIL TEXTURA, S.L.	INDUSTRIAL	64.50	64.50	03/10/2005
TEXTURA GLOBE, S.A. (1)	INDUSTRIAL	100.00	0.00	03/10/2005

(1)	Company absorbed by Textil Textura, S.L. in December 2005.

APPENDIX V

SUBSIDIARIES FULLY CONSOLIDATED AS OF DECEMBER 31, 2005 WITH MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA (AFP PROVIDA)	PENSIONS	12.70	51.62	64.32
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	PENSIONS	75.00	5.00	80.00
ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	0.00	51.00
BANC INTERNACIONAL D’ANDORRA, S.A.	BANKING	0.00	51.00	51.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	59.70	6.92	66.62
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	0.00	70.00
BBVA CRECER AFP, S.A.	FINANCIAL SERV.	35.00	35.00	70.00
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	FINANCIAL SERV.	50.00	0.00	50.00
BBVA HORIZONTE, S.A.	NO ACTIVITY	90.00	0.00	90.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL EST. INSTR	0.00	68.11	68.11
BEXCARTERA, SICAV S.A.	PORTFOLIO	0.00	80.74	80.74
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL STATE	0.00	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL STATE	0.00	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	0.00	51.00	51.00
FINANZIA AUTORENTING, S.A.	SERVICES	0.00	85.00	85.00
FINTEGRA FINANCIAL SOLUTIONS, LLC	FINANCIAL SERV.	0.00	51.51	51.51
FORO LOCAL, S.L.	SERVICES	0.00	60.13	60.13
GESTION DE PREVISION Y PENSIONES, S.A.	PENSIONS	70.00	0.00	70.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	0.00	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	0.00	84.00	84.00
INMOBILIARIA Y PROMOTORA RURAL MEXIQUENSE, S.A DE C.V.	REAL STATE	0.00	73.66	73.66
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	FINANCIAL SERV.	48.01	0.00	48.01
JARDINES DE SARRIENA, S.L.	REAL STATE	0.00	84.91	84.91
MIRADOR DE LA CARRASCOSA, S.L.	REAL STATE	0.00	55.90	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL STATE	0.00	54.99	54.99
PREVENTIS, S.A.	INSURANCE	0.00	75.01	75.01
PRO-SALUD, C.A.	SERVICES	0.00	58.86	58.86
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL STATE	0.00	58.50	58.50
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	FINANCIAL SERV.	0.00	90.00	90.00
TEXTIL TEXTURA, S.L.	INDUSTRIAL	0.00	64.50	64.50
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERV.	0.00	90.00	90.00
UNO-E BANK, S.A.	BANKING	34.35	32.65	67.00

APPENDIX VI

RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING BALANCES FOR 2004

	Closing balances for 2003	Differences	Opening balances for 2004
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	8,109,875	—	8,109,875
FINANCIAL ASSETS HELD FOR TRADING	27,381,896	8,605,568	35,987,464
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	25,630,096	3,035,302	28,665,398
Other equity instruments	2,029,414	—	2,029,414
Trading derivatives	(277,614)	5,570,266	5,292,652
Memorandum item: Loaned or advanced as collateral	—	—	—
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	957,477	957,477
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Other equity instruments	—	957,477	957,477
Memorandum item: Loaned or advanced as collateral	—	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS	38,605,149	14,201,885	52,807,034
Debt securities	37,542,499	9,820,921	47,363,420
Other equity instruments	1,062,650	4,380,964	5,443,614
Memorandum item: Loaned or advanced as collateral	—	—	—
LOANS AND RECEIVABLES	180,568,400	(463,192)	180,105,208
Loans and advances to credit institutions	20,907,129	—	20,907,129
Money market operations through counterparties	399,997	—	399,997
Loans and advances to other debtors	150,818,244	—	150,818,244
Debt securities	6,671,421	(463,192)	6,208,229
Other financial assets	1,771,609	—	1,771,609
Memorandum item: Loaned or advanced as collateral	—	—	—
HELD-TO-MATURITY INVESTMENTS	1,567,535	(1,567,535)	—
Memorandum item: Loaned or advanced as collateral	—	—	—
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES	—	5,255,417	5,255,417
NON-CURRENT ASSETS HELD FOR SALE	183,172	—	183,172
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	183,172	—	183,172
Other assets	—	—	—

RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING

BALANCES FOR 2004

	Closing balances for 2003	Differences	Opening balances for 2004
ASSETS
INVESTMENTS	7,703,617	(6,219,232)	1,484,385
Associates	7,703,617	(6,517,463)	1,186,154
Jointly controlled entities	—	298,231	298,231
INSURANCE CONTRACTS LINKED TO PENSIONS	4,629	(4,629)	—
REINSURANCE ASSETS	—	21,369	21,369
TANGIBLE ASSETS	3,608,109	190,398	3,798,507
For own use	3,462,320	(113,993)	3,348,327
Investment property	145,789	—	145,789
Other assets leased out under an operating lease	—	304,391	304,391
Assigned to welfare projects	—	—	—
Memorandum item: Acquired under a finance lease	—	—	—
INTANGIBLE ASSETS	3,012,917	(2,165,589)	847,328
Goodwill	2,650,889	(1,905,214)	745,675
Other intangible assets	362,028	(260,375)	101,653
TAX ASSETS	3,558,055	1,636,595	5,194,650
Current	110,021	—	110,021
Deferred	3,448,034	1,636,595	5,084,629
PREPAYMENTS AND ACCRUED INCOME	1,411,919	(715,000)	696,919
OTHER ASSETS	6,706,528	(3,812,477)	2,894,051
Inventories	3,682	277,000	280,682
Other	6,702,846	(4,089,477)	2,613,369

TOTAL ASSETS	282,421,801	15,921,055	298,342,856

RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING

BALANCES FOR 2004

	Closing balances for 2003	Differences	Opening balances for 2004
LIABILITIES AND EQUITY
LIABILITIES

FINANCIAL LIABILITIES HELD FOR TRADING	1,463,227	4,884,826	6,348,053
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Trading derivatives	—	4,884,826	4,884,826
Short positions	1,463,227	—	1,463,227
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	—	957,477	957,477
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	957,477	957,477
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	247,096,917	3,776,495	250,873,412
Deposits from central banks	20,924,211	—	20,924,211
Deposits from credit institutions	39,182,350	—	39,182,350
Money market operations through counterparties	143,238	—	143,238
Deposits from other creditors	142,954,661	(114,599)	142,840,062
Debt certificates (including bonds)	34,469,312	—	34,469,312
Subordinated liabilities	7,399,613	3,891,094	11,290,707
Other financial liabilities	2,023,532	—	2,023,532
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	114,599	114,599
HEDGING DERIVATIVES	—	3,970,012	3,970,012
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	—	8,112,411	8,112,411
PROVISIONS	4,941,987	3,693,015	8,635,002
Provisions for pensions and similar obligations	3,031,913	3,449,375	6,481,288
Provisions for taxes	—	86,645	86,645
Provisions for contingent exposures and commitments	209,270	70,438	279,708
Other provisions	1,700,804	86,557	1,787,361
TAX LIABILITIES	320,512	1,154,225	1,474,737
Current	105,716	—	105,716
Deferred	214,796	1,154,225	1,369,021
ACCRUED EXPENSES AND DEFERRED INCOME	1,299,472	—	1,299,472
OTHER LIABILITIES	8,633,291	(4,314,946)	4,318,345
Welfare fund	—	—	—
Other	8,633,291	(4,314,946)	4,318,345
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—	—

TOTAL LIABILITIES	263,755,406	22,348,114	286,103,520

RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING

BALANCES FOR 2004

	Closing balances for 2003	Differences	Opening balances for 2004
EQUITY
MINORITY INTERESTS	5,853,458	(3,936,294)	1,917,164
VALUATION ADJUSTMENTS	(2,211,849)	3,903,175	1,691,326
Available-for-sale financial assets	—	1,677,380	1,677,380
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	—	13,946	13,946
Hedges of net investments in foreign operations	—	—	—
Exchange differences	(2,211,849)	2,211,849	—
Non-current assets held for sale	—	—	—
SHAREHOLDER’S EQUITY	15,024,786	(6,393,940)	8,630,846
Capital	1,565,968	—	1,565,968
Issued	1,565,968	—	1,565,968
Unpaid and uncalled (-)	—	—	—
Share premium	6,273,901	(469,083)	5,804,818
Reserves	5,884,171	(5,908,915)	(24,744)
Accumulated reserves (losses)	4,636,173	(5,248,473)	(612,300)
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	1,247,998	(660,442)	587,556
Associates	1,247,998	(660,442)	587,556
Jointly controlled entities	—	—	—
Other equity instruments	—	—	—
Equity component of compound financial instruments	—	—	—
Other	—	—	—
Treasury shares	(66,059)	(15,942)	(82,001)
Income attributed to the Group	2,226,701	—	2,226,701
Dividends and remuneration	(859,896)	—	(859,896)

TOTAL EQUITY	18,666,395	(6,427,059)	12,239,336

TOTAL LIABILITIES AND EQUITY	282,421,801	15,921,055	298,342,856

APPENDIX VII

RECONCILIATION OF THE CLOSING BALANCES FOR 2004 TO THE OPENING

BALANCES FOR 2005

	Closing balances for 2004	Differences	Opening balances for 2004
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	10,122,238	852	10,123,090
FINANCIAL ASSETS HELD FOR TRADING	30,426,845	16,609,215	47,036,060
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	27,498,188	2,898,391	30,396,579
Other equity instruments	2,928,657	2,762,228	5,690,885
Trading derivatives	—	10,948,596	10,948,596
Memorandum item: Loaned or advanced as collateral	—	—	—
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	1,059,490	1,059,490
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	58,771	58,771
Other equity instruments	—	1,000,719	1,000,719
Memorandum item: Loaned or advanced as collateral	—	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS	37,180,593	15,822,952	53,003,545
Debt securities	33,843,746	11,193,482	45,037,228
Other equity instruments	3,336,847	4,629,470	7,966,317
Memorandum item: Loaned or advanced as collateral	—	—	—
LOANS AND RECEIVABLES	202,396,432	(5,504,229)	196,892,203
Loans and advances to credit institutions	16,958,178	(255,221)	16,702,957
Money market operations through counterparties	241,999	—	241,999
Loans and advances to other debtors	172,105,016	(21,944)	172,083,072
Debt securities	5,960,701	(463,192)	5,497,509
Other financial assets	7,130,538	(4,763,872)	2,366,666
Memorandum item: Loaned or advanced as collateral	—	—	—
HELD-TO-MATURITY INVESTMENTS	3,546,759	(1,325,257)	2,221,502
Memorandum item: Loaned or advanced as collateral	—	—	—
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES	—	4,273,450	4,273,450
NON-CURRENT ASSETS HELD FOR SALE	164,136	(4,981)	159,155
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	164,136	(4,981)	159,155
Other assets	—	—	—

RECONCILIATION OF THE CLOSING BALANCES FOR 2004 TO THE OPENING

BALANCES FOR 2005

	Closing balances for 2004	Differences	Opening balances for 2004
ASSETS
INVESTMENTS	7,147,077	(5,747,937)	1,399,140
Associates	7,147,077	(6,236,981)	910,096
Jointly controlled entities	—	489,044	489,044
INSURANCE CONTRACTS LINKED TO PENSIONS	3,852	(3,852)	—
REINSURANCE ASSETS	—	80,268	80,268
TANGIBLE ASSETS	3,619,223	320,413	3,939,636
For own use	3,510,789	(173,061)	3,337,728
Investment property	108,434	54,215	162,649
Other assets leased out under an operating lease	—	439,259	439,259
Assigned to welfare projects	—	—	—
Memorandum item: Acquired under a finance lease	—	—	—
INTANGIBLE ASSETS	4,806,817	(3,985,733)	821,084
Goodwill	4,435,851	(3,725,358)	710,493
Other intangible assets	370,966	(260,375)	110,591
TAX ASSETS	3,533,107	2,457,589	5,990,696
Current	85,965	79,994	165,959
Deferred	3,447,142	2,377,595	5,824,737
PREPAYMENTS AND ACCRUED INCOME	1,433,354	(715,599)	717,755
OTHER ASSETS	2,660,825	(936,743)	1,724,082
Inventories	3,344	276,553	279,897
Other	2,657,481	(1,213,296)	1,444,186

TOTAL ASSETS	307,041,258	22,399,898	329,441,156

RECONCILIATION OF THE CLOSING BALANCES FOR 2004 TO THE OPENING

BALANCES FOR 2005

	Closing balances for 2004	Differences	Opening balances for 2004
LIABILITIES AND EQUITY
LIABILITIES

FINANCIAL LIABILITIES HELD FOR TRADING	1,331,501	12,802,912	14,134,413
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Trading derivatives	—	12,802,912	12,802,912
Short positions	1,331,501	—	1,331,501
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	—	834,350	834,350
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	834,350	834,350
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	271,183,419	4,400,108	275,583,527
Deposits from central banks	15,643,831	4,657,274	20,301,105
Deposits from credit institutions	48,174,366	(4,126,251)	44,048,115
Money market operations through counterparties	657,997	—	657,997
Deposits from other creditors	149,460,946	430,853	149,891,799
Debt certificates including bonds	44,413,762	1,068,359	45,482,121
Subordinated liabilities	8,107,752	4,219,625	12,327,377
Other financial liabilities	4,724,765	(1,849,752)	2,875,013
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	183,021	183,021
HEDGING DERIVATIVES	—	3,131,572	3,131,572
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	—	8,114,429	8,114,429
PROVISIONS	5,321,141	3,070,707	8,391,848
Provisions for pensions and similar obligations	3,275,995	3,028,289	6,304,284
Provisions for taxes	55,243	117,986	173,229
Provisions for contingent exposures and commitments	230,496	118,286	348,782
Other provisions	1,759,407	(193,854)	1,565,553
TAX LIABILITIES	323,200	1,297,595	1,620,795
Current	80,286	143,370	223,656
Deferred	242,914	1,154,225	1,397,139
ACCRUED EXPENSES AND DEFERRED INCOME	1,275,000	(9,220)	1,265,780
OTHER LIABILITIES	6,922,278	(4,546,300)	2,375,978
Welfare fund	—	—	—
Other	6,922,278	(4,546,300)	2,375,978
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—	—

TOTAL LIABILITIES	286,356,539	29,279,354	315,635,893

RECONCILIATION OF THE CLOSING BALANCES FOR 2004 TO THE OPENING

BALANCES FOR 2005

	Closing balances for 2004	Differences	Opening balances for 2004
EQUITY
MINORITY INTERESTS	4,609,521	(3,871,982)	737,539
VALUATION ADJUSTMENTS	(2,308,236)	4,415,150	2,106,914
Available-for-sale financial assets	—	2,320,133	2,320,133
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	—	(24,776)	(24,776)
Hedges of net investments in foreign operations	—	282,895	282,895
Exchange differences	(2,308,236)	1,836,898	(471,338)
Non-current assets held for sale	—	—	—
SHAREHOLDER’S EQUITY	18,383,434	(7,422,624)	10,960,810
Capital	1,661,518	—	1,661,518
Issued	1,661,518	—	1,661,518
Unpaid and uncalled (-)	—	—	—
Share premium	8,177,101	(1,494,498)	6,682,603
Reserves	6,776,473	(6,031,339)	745,134
Accumulated reserves (losses)	5,800,494	(5,356,301)	444,193
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	975,979	(675,038)	300,941
Associates	975,979	(967,826)	8,153
Jointly controlled entities	—	292,788	292,788
Other equity instruments	—	—	—
Equity component of compound financial instruments	—	—	—
Other	—	—	—
Treasury shares	(18,370)	(17,476)	(35,846)
Income attributed to the Group	2,801,904	120,692	2,922,596
Dividends and remuneration	(1,015,192)	(3)	(1,015,195)
TOTAL EQUITY	20,684,719	(6,879,456)	13,805,263
TOTAL LIABILITIES AND EQUITY	307,041,258	22,399,898	329,441,156
MEMORANDUM ITEMS
CONTINGENT EXPOSURES	21,652,940	(95,291)	21,557,649
Financial guarantees	21,202,083	(99,772)	21,102,311
Assets earmarked for third-party obligations	734	4,481	5,215
Other contingent exposures	450,123	—	450,123
CONTINGENT COMMITMENTS	66,884,166	(121,764)	66,762,402
Drawable by third parties	60,833,853	(116,975)	60,716,878
Other commitments	6,050,313	(4,789)	6,045,524

APPENDIX VIII

RECONCILIATION OF THE INCOME STATEMENT OF 2004

	2004	Differences	Re-expresed 2004
INTEREST AND SIMILAR INCOME	12,466,255	(113,917)	12,352,338
INTEREST EXPENSE AND SIMILAR CHARGES	(6,100,675)	(347,269)	(6,447,944)
Remuneration of capital having the nature of a financial liability	—	—	—
Other	(6,100,675)	(347,269)	(6,447,944)
INCOME FROM EQUITY INSTRUMENTS	703,729	(448,583)	255,146

A) NET INTEREST INCOME	7,069,309	(909,769)	6,159,540

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	359,992	(262,952)	97,040
Associates	359,992	(356,239)	3,753
Jointly controlled entities	—	93,287	93,287
FEE AND COMMISSION INCOME	4,159,344	(102,363)	4,056,981
FEE AND COMMISSION EXPENSES	(780,075)	136,116	(643,959)
INSURANCE ACTIVITY INCOME	(682)	391,300	390,618
Insurance and reinsurance premium income	—	2,062,030	2,062,030
Reinsurance premiums paid	—	(71,931)	(71,931)
Benefits paid and other insurance-related expenses	—	(1,704,113)	(1,704,113)
Reinsurance income	—	8,534	8,534
Net provisions for insurance contract liabilities	(682)	(413,062)	(413,744)
Finance income	—	708,901	708,901
Finance expense	—	(199,059)	(199,059)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	311,253	450,604	761,857
Held for trading	1,295,873	(185,322)	1,110,551
Other financial instruments at fair value through profit or loss	—	1,296	1,296
Available-for-sale financial assets	353,502	620,910	974,412
Loans and receivables	—	13,932	13,932
Other	(1,338,122)	(212)	(1,338,334)
EXCHANGE DIFFERENCES (NET)	312,504	(14,532)	297,972

B) GROSS INCOME	11,431,645	(311,596)	11,120,049

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	—	468,236	468,236
COST OF SALES	—	(341,745)	(341,745)
OTHER OPERATING INCOME	18,307	3,999	22,306
PERSONNEL EXPENSES	(3,184,102)	(62,948)	(3,247,050)
OTHER ADMINISTRATIVE EXPENSES	(1,779,139)	(71,706)	(1,850,845)
DEPRECIATION AND AMORTISATION	(453,436)	5,230	(448,206)
Tangible assets	(361,212)	(2,100)	(363,312)
Intangible assets	(92,224)	7,330	(84,894)
OTHER OPERATING EXPENSES	(215,697)	83,558	(132,139)

RECONCILIATION OF THE INCOME STATEMENT OF 2004

	2004	Differences	Re-expresed 2004
NET OPERATING INCOME	5,817,578	(226,972)	5,590,606

IMPAIRMENT LOSSES (NET)	(1,518,679)	560,485	(958,194)
Available-for-sale financial assets	(18,713)	74,569	55,856
Loans and receivables	(930,727)	146,818	(783,909)
Held-to-maturity investments	—	—	—
Non-current assets held for sale	—	4,222	4,222
Investments	—	(39,508)	(39,508)
Tangible assets	12,453	(10,318)	2,135
Goodwill	(581,692)	384,702	(196,990)
Other intangible assets	—	—	—
Other assets	—	—	—
PROVISION EXPENSE (NET)	(844,336)	(6,221)	(850,557)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES	—	8,737	8,737
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES	—	(4,712)	(4,712)
OTHER GAINS	1,060,783	(438,603)	622,180
Gains on disposal of tangible assets	96,535	6,339	102,874
Gains on disposal of investments	625,650	(308,140)	317,510
Other	338,598	(136,802)	201,796
OTHER LOSSES	(365,874)	94,654	(271,220)
Losses on disposal of tangible assets	(20,571)	(1,879)	(22,450)
Losses on disposal of investments	(36,254)	27,127	(9,127)
Other	(309,049)	69,406	(239,643)

D) INCOME BEFORE TAX	4,149,472	(12,632)	4,136,840

INCOME TAX	(957,004)	(71,627)	(1,028,631)
MANDATORY TRANSFER TO WELFARE FUNDS	—	—	—

E) INCOME FROM ORDINARY ACTIVITIES	3,192,468	(84,259)	3,108,209

PROFIT OR LOSS FROM DISCONTINUED OPERATIONS (NET)	—	—	—
F) CONSOLIDATED INCOME FOR THE PERIOD	3,192,468	(84,259)	3,108,209
INCOME ATTRIBUTED TO MINORITY INTERESTS	390,564	(204,951)	185,613

G) INCOME ATTRIBUTED TO THE GROUP	2,801,904	120,692	2,922,596

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagon Navas
Name:	Javier Malagon Navas
Title:	Authorized representative of BBVA